Exhibit 99.1

2017–18 Government of Alberta

Annual Report

- *Budget 2017* Key Results
- Consolidated Financial Statements
- Measuring Up

Alberta

This is the report to Albertans on Budget 2017: Working to make life better.

It is a permanent public record of the revenue, expense and results achieved by the Government of Alberta for the 2017–18 fiscal year.

The Government of Alberta 2017–18 Annual Report consists of three parts:

●	Budget 2017 Key Results, which provide a description and variance analysis of government’s revenue, spending, assets and liabilities.

●	Consolidated Financial Statements, which provide an overall accounting of the government’s revenue and spending, and assets and liabilities.

●	Measuring Up, which reports on the progress that has been made towards achieving the government’s goals.

Annual reports for each ministry have also been published, providing additional detailed information on performance and financial results.

Copyright © 2018

Government of Alberta 2017 –18 Annual Report
ISBN 978-1-4601-4057-4 (print)	ISBN 978-1-4601-4058-1 (PDF)
ISSN 2291-6423 (print)	ISSN 2291-6431 (online)

www.alberta.ca

A Message from the President of Treasury Board and Minister of Finance

In 2017, Alberta began recovering from the worst economic downturn in decades and the deficit dropped by $2.8 billion. More and more Albertans were finding jobs. In fact, 90,000 Albertans found good-paying, full-time jobs, mostly in the private sector. By the end of the year, more Albertans were working than ever before.

Manufacturing was up. Consumer confidence was up. Exports were up. Investments were up. Nearly every economic indicator that should be up, was up. Our province led the country in economy growth and all of the jobs we lost in the recession were recovered.

This progress shows that the decisions that our government made were the right ones. Instead of making risky cuts to healthcare and education and firing thousands of teachers or nurses, our government chose to invest in the services that Albertans relied on and worked to diversify the economy.

We carefully found savings, cleaned up government waste and cut the deficit by $2.8 billion compared to last year. Our government is making sure resources go to front-line services and not perks for top executives, like taxpayer-funded golf club memberships. Our plan to balance the budget puts people first, protecting the things working families depend on.

While all of this is great news, we know that there’s much more work to do to ensure that all Albertans feel the economic recovery. That’s why we’re fighting for jobs, a pipeline and an economy that works for everyone. We remain committed to making sure our kids learn in good classrooms and our loved ones get the health care they need.

MAKING LIFE BETTER BY PROTECTING HEALTH CARE AND EDUCATION

Quality health care and education shouldn’t be dependent on the price of oil. When the price of oil collapsed, our government chose not to make a bad situation worse by recklessly cutting health care and education—the services that Albertans rely on most.

Instead, we increased funding for enrolment growth, built new schools and reduced school fees to make life better for Alberta families. We also expanded the school nutrition program to help more than 21,000 kids daily in 200 schools.

To ensure our loved ones get the health care they need, we protected funding to public healthcare invested in projects like the Lethbridge Chinook Regional Hospital, the Calgary Cancer Centre and the Misericordia Community Hospital modernization project.

Seniors built this province and they deserve to retire in dignity. But many of them can’t find an affordable place to live with a suitable level of care. That’s why we continue to invest in building more continuing care beds across the province.

Looking forward, Albertans can count on our government to continue protecting health care and education.

GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT	1

A Message from the President of Treasury Board and Minister of Finance, continued

CREATING JOBS AND DIVERSIFYING OUR ECONOMY

When the price of oil collapsed and put our province in a deep recession, our government chose to invest in infrastructure building the schools, roads, bridges and hospitals that our communities need. This put Albertans back to work and created thousands of good jobs.

Understanding that Alberta has long been on a resource revenue rollercoaster, our government worked hard to diversify our economy. We introduced two targeted tax credits to encourage investments in Alberta and spur job growth. Within the energy sector, a second phase of Petrochemical Diversification Program was brought forward, with programs for petrochemical feedstock and partial bitumen upgrading, so we can encourage companies to invest in the development of new facilities.

While we work to diversify our economy, we know that the energy industry continues to play an important role in Alberta’s economy. However, Alberta has been constrained by getting the best price for our products due to the lack of market access. That’s why our government is standing up for Alberta and continues to fight to get new pipelines built. The recent decision by the federal government to invest financially in the Trans Mountain Pipeline project speaks directly to our strong resolve to get pipelines built.

While our economy is recovering, we know there’s much more work to do. We must continue to diversify our economy, protect the services that Albertans rely on and make sure that all Albertans feel the economic recovery.

We will continue to work to make life better for families and have the backs of everyday Albertans.

Original signed by

Joe Ceci

President of Treasury Board, Minister of Finance

2	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Preface

The Public Accounts of Alberta are prepared in accordance with the Financial Administration Act and the Fiscal Planning and Transparency Act. The Public Accounts consist of the Annual Report of the Government of Alberta and the annual reports of each of the 20 ministries.

This Annual Report of the Government of Alberta contains BUDGET 2017 Key Results, the audited Consolidated Financial Statements and the MEASURING UP report, which compares actual performance results to desired results set out in the government’s strategic plan.

The annual reports of ministries are released concurrently with the Annual Report of the Government of Alberta. The ministry annual reports contain the audited consolidated financial statements of the ministries and a comparison of actual performance results to desired results set out in the ministries’ business plans. Each ministry annual report also includes:

∎	Financial statements of entities making up the ministry including departments (all departments combined form the General Revenue Fund), regulated funds, provincial agencies and Crown-controlled corporations;

∎	Other financial information as required by the Financial Administration Act and the Fiscal Planning and Transparency Act, either as separate reports or as a part of financial statements, to the extent that the ministry has anything to report;

∎	Financial information relating to accountable organizations and trust funds.

GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT	3

4	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Table of Contents, continued

GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT	5

BLANK PAGE

6

Budget 2017 Key Results

7

Budget 2017 Key Results provides a description of the 2017-18 actual fiscal results, with comparisons to the original budget plan (restated - please see “Note on Restatements” on page 27 for details) and to the 2016-17 actual results (also restated to be comparable). The presentation of fiscal information reflects the Budget 2017, or “fiscal plan basis” of reporting, which differs from the presentation used in the audited Consolidated Financial Statements, although the actual financial data is the same (i.e. total revenue, total expense, total assets, total liabilities, capital investment, amortization, inventory consumption and acquisition, pension provisions and debt servicing costs are the same). This allows the reader to readily compare to the Budget 2017 Fiscal Plan and understand the information as the detailed breakdown of the numbers follows the same format and is more user-friendly.

Note: Amounts presented in tables and text may not add to totals due to rounding.

8	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

BUDGET 2017 KEY RESULTS

Budget 2017: Working to make life better

Budget 2017 was introduced while Alberta’s economy was starting to recover following two years of recession, prompted by the steepest and most prolonged slide in oil prices in recent history, and from the additional significant impact of the Wood Buffalo wildfire. The budget built on earlier policies, including various incentives and initiatives for economic diversification, supporting core programs, and continuing investment in Alberta’s schools, bridges, hospitals and roads. It also served to make life more affordable for Albertans, create jobs and protect services that matter.

The budget signalled a continued commitment to balance in 2023-24, using prudent forecast assumptions, while still supporting Albertans, jobs and the economy. This is achieved through managing spending rather than cutting spending. By containing costs, curbing discretionary expense, working with public sector partners to come to practical agreements and striving to find efficiencies, government remains on track to balance the budget by 2023-24.

Global energy markets continue to be unpredictable, with an array of economic and geopolitical variables at play, and this volatility makes forecasting Alberta’s near term prospects difficult. Prospects are also impacted by how efficiently our energy exports reach global markets. The government in 2017-18 continued to articulate how all of Canada benefits from expanded pipelines and improved market access.

The 2017-18 deficit was $8 billion, $2.8 billion lower than in 2016-17 and a decrease of $2.5 billion from Budget 2017.

REVENUE

Total revenue in 2017-18 was $47.3 billion, an increase of $5 billion from 2016-17, and $2.4 billion more than budget: higher resource revenue and Balancing Pool net income were partly offset by lower income tax revenue and federal transfers, with investment income up from budget, but lower than in 2016-17.

Revenue included $20.8 billion from income and other taxes, $5 billion in non-renewable resource revenue, $7.6 billion in transfers from the federal government, $3.1 billion in investment income and $10.8 billion from other sources.

EXPENSE

Total 2017-18 expense was $55.3 billion, an increase of $2.2 billion from 2016-17 and $0.4 billion from Budget 2017: increases were provided for programs for the unemployed, disabled and children, primary and secondary education enrolment growth, and capital grants, with grants to Alberta municipalities moved forward.

Expense included $46.2 billion in operating expense, $0.9 billion in Climate Leadership Plan expense, $3.6 billion in capital grants, $0.4 billion in disaster assistance, $3.3 billion for amortization and inventory consumption, $1.4 billion in debt servicing costs and a $0.6 billion reduction in pension liabilities.

CAPITAL PLAN

Significant infrastructure support of $9 billion was provided in 2017-18, $2.4 billion higher than in 2016-17 but $159 million lower than budget. Funding for municipalities was moved forward to 2017-18 from future years to provide increased flexibility, with significant investment also in schools, highways, post-secondary and health facilities.

NET ASSETS ON MARCH 31, 2018

Government of Alberta financial and capital assets exceeded liabilities by $29.7 billion. This included financial assets of $71 billion, capital / non-financial assets of $52 billion and liabilities of $90.3 billion. After excluding the capital / non-financial assets, net debt was $19.3 billion on March 31, 2018.

In 2017-18, $5.4 billion was borrowed for the Capital Plan, and $4.5 billion for the Fiscal Plan. Debt incurred for government capital and operational spending (i.e. excluding borrowing for self-supporting lending organizations and on-lending to government business enterprises, and pension and other liabilities) amounted to $43.4 billion at year end. The government issues debt in domestic and international markets, providing diverse sources of funding, and enhanced flexibility.

The Contingency Account assets were $1.7 billion on March 31, 2018.

BUDGET 2017 KEY RESULTS	9

Fiscal Plan Highlights

(millions of dollars)					Change from

		2017-18		2016-17		2016-17

INCOME STATEMENT		Budget	Actual	Actual	Budget	Actual

	Revenue
1	Personal income tax	11,177	10,775	10,763	(402)	12
2	Corporate income tax	3,918	3,448	3,769	(470)	(321)
3	Other taxes	6,667	6,538	5,649	(129)	889
4	Bitumen royalties	2,546	2,643	1,483	97	1,160
5	Other non-renewable resource revenue	1,208	2,338	1,614	1,130	724
6	Transfers from Government of Canada	7,988	7,606	7,979	(382)	(373)
7	Investment income	2,193	3,126	3,698	933	(572)
8	Net income from government business enterprises	2,506	3,387	543	881	2,844
9	Premiums, fees and licences	3,683	3,839	3,701	156	138
10	Other revenue	3,032	3,595	3,094	563	501

11	Total Revenue	44,918	47,295	42,293	2,377	5,002

	Expense
12	Operating expense	45,906	46,234	44,661	328	1,573
13	Climate Leadership Plan operating expense	868	521	1,379	(347)	(858)
14	Capital grants	3,370	4,017	2,161	647	1,856
15	Disaster assistance (including 2016 Wood Buffalo wildfire support)	235	439	1,191	204	(752)
16	Capital amortization / inventory consumption / asset disposal losses	3,375	3,282	3,210	(93)	72
17	Debt servicing costs - general	619	659	438	40	221
18	Debt servicing costs - Capital Plan	779	761	580	(18)	181
19	Pension provisions / (recovery)	(237)	(593)	(543)	(356)	(50)

20	Total Expense	54,915	55,318	53,077	403	2,241

21	Risk Adjustment	(500)	-	-	500	-

22	Surplus / (Deficit)	(10,497)	(8,023)	(10,784)	2,474	2,761

CAPITAL PLAN

23	Capital grants	3,302	3,623	2,159	321	1,464
24	Climate Leadership Plan capital grants	68	394	2	326	392
25	Capital investment	5,659	4,974	4,412	(685)	562
26	Climate Leadership Plan capital investment	146	25	5	(121)	20

27	Total Capital Plan	9,175	9,016	6,578	(159)	2,438

The deficit in 2017-18 was $8.0 billion, a decrease of $2.8 billion from 2016-17, and $2.5 billion lower than estimated in Budget 2017.

Total Revenue was $47.3 billion in 2017-18, $5.0 billion higher than in 2016-17, and an increase of $2.4 billion from budget.

∎	Change from 2016-17. Increases of $1.9 billion in resource revenue, $0.9 billion in other taxes, $2.8 billion in government business enterprise (GBE) net income, and $0.6 billion in premiums, fees and licences and other revenue, were partly offset by decreases of $0.6 billion in investment income, $0.4 billion in federal government transfers and $0.3 billion in corporate income tax.

∎	Change from Budget. Increases of $1.2 billion in resource revenue, $0.9 billion in investment income, $0.9 billion in GBE income and $0.7 billion in other revenue were partly offset by decreases of $1.0 billion in income and other tax revenue and $0.4 billion in federal transfers.

Total Expense was $55.3 billion, a $2.2 billion increase from 2016-17 and $0.4 billion from budget.

∎	Change from 2016-17. Comprises increases of $1.6 billion in operating expense, $1.9 billion in capital grants and $0.5 billion primarily in debt servicing costs, less decreases of a net $0.9 billion in Climate Leadership Plan (CLP) operating expense and $0.8 billion in disaster assistance and in the change in unfunded pension obligations.

∎	Change from Budget. Increases of $0.3 billion in operating expense, $0.6 billion in capital grants and $0.2 billion in disaster assistance, were partly offset by $0.3 billion in lower CLP operating expense, $0.1 billion in lower amortization and a net $0.3 billion reduction in other expense, mainly reflecting the higher decrease in pension liabilities.

Net Assets. At March 31, 2018, net assets were $29.7 billion, including capital / non-financial assets of $52 billion. More details on assets and liabilities are provided on pages 24-25.

10	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Revenue Highlights

TOTAL REVENUE

∎	Total revenue was $47.3 billion in 2017-18, $5.0 billion higher than 2016-17 and $2.4 billion higher than Budget 2017.

∎	The change from 2016-17 was due to increases of: $1.9 billion in resource revenue; $0.8 billion in carbon levy revenue, as it applied for the whole year instead of only one quarter; $2.7 billion in Balancing Pool net income (from a 2 billion loss to income of $763 million); $0.8 billion in other revenue, mainly from ATB Financial, timber royalties, AIMCo external investment management fees, and revising the estimated expense for various previously-reported disaster recovery programs, which is reported through current-year refunds of expense revenue. These are partly offset by: lower tax revenue of $0.3 billion; $0.4 billion in lower federal transfers, due mainly to 2016-17 revenue including estimated support for the Wood Buffalo wildfire, as well as to reversing previously reported revenue for revised disaster recovery expense; and $0.6 billion in lower investment income.

∎	The increase from budget was due mainly to higher resource revenue ($1.2 billion), investment income ($0.9 billion), net income from the Balancing Pool ($0.8 billion), and $0.8 billion in other revenue, partly offset by lower income and other tax revenue ($1.0 billion), and $0.4 billion in lower federal transfers for infrastructure.

NON-RENEWABLE RESOURCE REVENUE

∎	Non-renewable resource revenue was $5.0 billion, an increase of $1.9 billion from 2016-17 and $1.2 billion from the Budget 2017 estimate.

∎	The increase from 2016-17 was primarily due to the impact of higher oil prices. The West Texas Intermediate (WTI) price averaged US$53.69 in 2017-18, up $5.76 from 2016-17, while the Western Canadian Select (WCS) heavy oil price averaged Cdn$50.38, up $5.71. The average light-heavy differential in 2017-18, US$14.40, was slightly wider (US$0.47), but higher oil prices muted the impact.

∎	The increase from budget was mainly due to a narrower light-heavy differential, lower industry costs, and higher condensate royalties and land lease sales, partly offset by a higher US-Canadian dollar exchange rate and slightly lower WTI and natural gas prices.

∎	The exchange rate averaged US¢78/Cdn$ for 2017-18, 2 cents stronger than in 2016-17 and the Budget 2017 estimate. A stronger exchange rate decreases royalty revenue.

∎	Bitumen royalties were $1.2 billion higher than 2016-17, but only $97 million higher than estimated in Budget 2017, while crude oil royalties were $489 million and $249 million more than budget and 2016-17 respectively. Oil sands operating and capital costs were 13% and 10% lower than estimated, boosting income.

∎	Natural gas and by-product royalties exceeded the budget estimate by $190 million. The Alberta Reference Price averaged Cdn$1.82 per gigajoule, $1.08 below the budget estimate. The impact of the lower price was more than offset by higher gas production, lower costs to produce the Crown’s share, and higher royalties from by-products.

∎	Crown land lease sales revenue was $564 million, up $361 million from 2016-17 and $416 million from budget, due to higher average prices per hectare and to more hectares being sold.

Energy Prices and Exchange Rates

Fiscal year averages, 2004-05 to 2017-18

	04-05	05-06	06-07	07-08	08-09	09-10	10-11	11-12	12-13	13-14	14-15	15-16	16-17	17-18
Oil Price (WTI US$/bbl)	45.03	59.94	64.89	82.25	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69
WCS @ Hardisty (Cdn$/bbl)	-	44.35	52.84	59.30	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38
Natural Gas Price (Cdn$/GJ)	6.05	8.29	5.94	5.92	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82
Exchange rate (US¢/Cdn$)	78.4	83.9	87.9	97.1	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0

BUDGET 2017 KEY RESULTS	11

Revenue

(millions of dollars)

				Change from
	2017-18		2016-17		2016-17
	Budget	Actual	Actual	Budget	Actual
Income Taxes
Personal income tax	11,177	10,775	10,763	(402)	12
Corporate income tax	3,918	3,448	3,769	(470)	(321)
	15,095	14,223	14,532	(872)	(309)
Other Taxes
Education property tax	2,446	2,450	2,412	4	38
Fuel tax	1,360	1,399	1,343	39	56
Tobacco tax	1,026	908	953	(118)	(45)
Insurance taxes	628	582	555	(46)	27
Carbon levy	1,038	1,046	250	8	796
Freehold mineral rights tax	90	67	57	(23)	10
Tourism levy	79	85	78	6	7
	6,667	6,538	5,649	(129)	889
Non-Renewable Resource Revenue
Bitumen royalty	2,546	2,643	1,483	97	1,160
Crude oil royalty	476	965	716	489	249
Natural gas and by-products royalty	455	645	520	190	125
Bonuses and sales of Crown leases	148	564	203	416	361
Rentals and fees / coal royalty	129	164	174	35	(10)
	3,754	4,980	3,097	1,226	1,883
Transfers from Government of Canada
Canada Health Transfer	4,360	4,325	4,201	(35)	124
Canada Social Transfer	1,614	1,600	1,558	(14)	42
Direct transfers to SUCH sector / Ab. Innovates Corp.	479	482	528	3	(46)
Agriculture support programs	293	349	386	56	(37)
Infrastructure support	741	391	337	(350)	54
Labour market agreements	203	233	198	30	35
Other (includes 2016 Wood Buffalo wildfire assistance)	298	226	772	(72)	(546)
	7,988	7,606	7,979	(382)	(373)
Investment Income
Alberta Heritage Savings Trust Fund	1,290	1,926	2,467	636	(541)
Endowment funds	251	427	526	176	(99)
Alberta Capital Finance Authority	178	245	185	67	60
Agriculture Financial Services Corporation	142	122	130	(20)	(8)
Other (includes Contingency Account and SUCH sector)	332	405	387	73	18
	2,193	3,126	3,698	933	(572)
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,445	1,417	1,430	(28)	(13)
AGLC – Liquor	876	866	855	(10)	11
ATB Financial	93	278	151	185	127
The Balancing Pool	-	763	(1,952)	763	2,715
Other (CUDGCo / APMC / PSI entities)	92	63	59	(29)	4
	2,506	3,387	543	881	2,844
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,223	1,202	1,169	(21)	33
Health Services / school board fees and charges	655	711	704	56	7
Motor vehicle licences	505	508	502	3	6
Crop, hail and livestock insurance premiums	333	348	370	15	(22)
Energy industry levies	310	292	300	(18)	(8)
Other (includes land titles revenue)	657	779	656	122	123
	3,683	3,839	3,701	156	138
Other
SUCH sector sales, rentals and services	1,040	1,010	1,063	(30)	(53)
SUCH sector fundraising, donations, gifts, contributions	627	823	708	196	115
AIMCo investment management charges	318	383	291	65	92
Fines and penalties	225	215	214	(10)	1
Refunds of expense	197	463	282	266	181
Climate change and emissions management	196	250	163	54	87
Miscellaneous	429	451	373	22	78
	3,032	3,595	3,094	563	501
Total Revenue	44,918	47,295	42,293	2,377	5,002

12	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

TAX REVENUE

∎	Total tax revenue was $20.8 billion, an increase of $580 million from 2016-17 but $1.0 billion lower than the Budget 2017 estimate.

∎	Personal income tax revenue was $10.8 billion, a $12 million increase from 2016-17, but down $402 million from budget. The decrease from budget was due mainly to a deeper impact of the recession on 2016 incomes. With economic recovery in 2017, wages and employment grew, but the year-over-year impact on revenue was obscured by a prior-years’ adjustment (PYA) to 2016-17 revenue. A PYA of $378 million was included in 2016-17 revenue, because 2014-15 and 2015-16 fiscal-year reported revenue was underestimated.

∎	Corporate income tax revenue was $3.4 billion. This was $321 million and $470 million lower than 2016-17 and budget respectively, due mainly to a typical lag in revenue relative to economic recovery. This is due to the ability to carry losses back, lower-than-expected cash payments in February and March and to 2016-17 revenue including a large positive reversal in the refund liability recorded in 2015-16.

∎	Other tax revenue was $6.5 billion, $889 million higher than 2016-17, but $129 million lower than budget. The increase from 2016-17 was mainly due to the carbon levy applying for the full year, while the decrease was due to lower tobacco consumption and insurance premiums growth.

TRANSFERS FROM GOVERNMENT OF CANADA

∎	Total of $7.6 billion, $373 million lower than 2016-17 and $382 million lower than budget.

∎	The decrease from 2016-17 was mainly due to recognizing $495 million for the Wood Buffalo wildfire in that year, reducing previously-reported disaster assistance revenue by $212 million in 2017-18 based on revised expense estimates, partly offset by regular growth in the Canada social and health transfers, infrastructure transfers, and increases for early learning and child care, mental health and labour market programs. The decrease from budget was primarily from slower uptake of infrastructure programs by municipalities, impact on major transfers of revised population estimates, and reduced disaster expense estimates.

INVESTMENT INCOME

∎	Investment income was $3.1 billion, an increase of $933 million from budget, but $572 million lower than 2016-17. The changes are primarily due to the impact of recent strong global equity markets, particularly in early 2017.

OTHER REVENUE

∎	Other revenue was $10.8 billion.

∎	The $3.5 billion increase from 2016-17 includes:

◆ $2.7 billion change in Balancing Pool net income.

◆ Increases of $127 million in ATB net income, $138 million in premiums fees and licences revenue, primarily from timber royalties and ATB’s payment in lieu of tax, and $501 million higher “Other” revenue primarily in increased donations and re-invested endowment fund income of post- secondary institutions, charges to external clients for AIMCo external management fees, a $209 million revision to previously-reported disaster expense (included as “refunds of expense”), and increased Climate Change and Emissions Management (CCEMF) compliance payments.

∎	The $1.6 billion increase from budget includes:

◆ $881 million higher government business enterprise net income, mainly from the Balancing Pool and ATB Financial.

◆ Increases of $156 million in premiums, fees and licences revenue, mainly from timber royalties, ATB’s payment in lieu of tax, and health authority fees, and $563 million in higher “Other” revenue, primarily in increased post-secondary donations and re-invested endowment fund income, AIMCo external management charges, the $209 million revision to previously-reported disaster expense, and increased CCEMF compliance payments.

BUDGET 2017 KEY RESULTS	13

Total Expense

(millions of dollars)

				Change from
	2017-18		2016-17		2016-17
Operating Expense by Ministry	Budget	Actual	Actual	Budget	Actual

Advanced Education	5,509	5,548	5,379	39	169
Agriculture and Forestry	1,039	977	1,080	(62)	(103)
Children’s Services	1,369	1,433	1,288	64	145
Community and Social Services	3,311	3,453	3,246	142	207
Culture and Tourism	284	300	289	16	11
Economic Development and Trade	340	290	264	(50)	26
Education	7,852	7,920	7,792	68	128
Energy	479	456	446	(23)	10
Environment and Parks	445	448	405	3	43
Executive Council	20	19	19	(1)	-
Health	19,917	19,769	19,184	(148)	585
Indigenous Relations	179	168	176	(11)	(8)
Infrastructure	495	500	486	5	14
Justice and Solicitor General	1,399	1,445	1,394	46	51
Labour	200	193	190	(7)	3
Municipal Affairs	267	240	239	(27)	1
Seniors and Housing	593	599	586	6	13
Service Alberta	258	260	255	2	5
Status of Women	7	7	7	-	-
Transportation	454	474	463	20	11
Treasury Board and Finance	1,563	1,614	1,356	51	258
Legislative Assembly	126	117	118	(9)	(1)
In-year savings	(200)	-	-	200	-
Climate Leadership Plan: Energy (coal transition)	35	34	1,119	(1)	(1,085)
Treasury Board and Finance (mainly rebates)	418	306	154	(112)	152
Other (mainly Envt. / Agric. / Indig. Rel.)	415	181	106	(234)	75

Total Operating Expense	46,774	46,755	46,040	(19)	715

Capital Grants
Energy	214	50	29	(164)	21
Municipal Affairs	1,447	2,245	1,498	798	747
Transportation	1,220	1,108	279	(112)	829
Other	489	614	355	125	259

Total Capital Grants	3,370	4,017	2,161	647	1,856

Disaster / Emergency Assistance
Agriculture and Forestry (agriculture support / wildfire fighting)	-	408	457	408	(49)
Municipal Affairs (Wood Buffalo wildfire assistance / flood support)	2	23	710	21	(687)
2013 Alberta flood operating support	33	7	23	(26)	(16)
Unallocated	200	-	-	(200)	-

Total Disaster / Emergency Assistance	235	439	1,191	204	(752)

Amortization / Inventory Consumption / Loss on Asset Disposals
Advanced Education amortization	523	501	507	(22)	(6)
Education amortization	372	373	339	1	34
Health amortization / inventory consumption	1,417	1,417	1,418	-	(1)
Infrastructure amortization / inventory consumption	141	111	108	(30)	3
Transportation amortization / inventory consumption	618	604	560	(14)	44
Other amortization / inventory consumption / loss on disposals	304	276	278	(28)	(2)

Total Amortization / Invent. Consump. / Loss on Disposals	3,375	3,282	3,210	(93)	72

General Debt Servicing Costs
Agriculture and Forestry (Ag. Financial Services Corp.)	71	68	69	(3)	(1)
Seniors and Housing (Alberta Social Housing Corporation)	5	6	6	1	-
Treasury Board and Finance (Ab. Capital Finance Auth. / other)	478	517	293	39	224
SUCH sector (post-second. instit. / Ab. Health Serv. / school bds)	65	67	69	2	(2)

Total General Debt Servicing Costs	619	659	438	40	221

Capital Plan Debt Servicing Costs
Education – Alberta Schools Alternative Procurement P3s	29	29	30	-	(1)
Transportation – ring road P3s	94	94	83	-	11
Treasury Board and Finance – direct borrowing	656	638	467	(18)	171

Total Capital Plan Debt Servicing Costs	779	761	580	(18)	181

Pension Provisions / (Recovery)	(237)	(593)	(543)	(356)	(50)

Total Expense	54,915	55,318	53,077	403	2,241

14	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Expense Highlights

Total expense in 2017-18 was $55.3 billion. This comprised $46.8 billion in operating expense, capital grants of $4.0 billion, $0.4 billion in disaster assistance, $3.3 billion in amortization, inventory consumption and losses on asset disposals, general and capital debt servicing costs of $1.4 billion and negative $0.6 billion in reduced pension liabilities.

Year-over-year comparison. Total 2017-18 expense was $2.2 billion higher than 2016-17:

∎	Operating expense. $0.7 billion increase:

◆ $1.6 billion mainly for drug costs, physicians and health community-based services, enrolment growth in schools and post-secondary institutions, and increased caseloads and costs in income support, AISH, PDD and children’s programs;

◆ less a $0.9 billion reduction in Climate Leadership Plan (CLP) operating expense, primarily as 2016-17 included $1.1 billion for future-year coal phase-out transition payments.

∎	Capital grants. $1.9 billion increase due mainly to moving municipal grants forward and higher CLP funding.

∎	Disaster assistance. $0.8 billion decrease due primarily to 2016-17 including the accrued expense for the Wood Buffalo wildfire.

∎	Other expense. $0.4 billion increase due primarily to higher debt servicing costs and amortization, less a smaller decline in pension liabilities.

Budget-to-actual changes. Total expense was $0.4 billion higher than budgeted:

∎	Operating expense. A $0.3 billion increase in operating expense, primarily for income support, progams for children and the disabled, and school enrolment growth, is offset by a $0.3 billion decrease in CLP operating expense, from lower household rebates and transfers to capital grants.

∎	Capital grants. $0.6 billion increase due mainly to increased municipal and CLP funding, partly offset by reduced carbon capture and storage and federal infrastructure program grants.

∎	Disaster assistance. $0.2 billion increase due to wildfire fighting costs and agriculture support.

∎	Other expense. $0.4 billion net decrease, due primarily to the higher decline in pension liabilities and lower amortization.

HEALTH

Total expense (almost all operating, excluding debt servicing costs and pension provisions) was $21.2 billion, comprising primarily $19.8 billion in operating expense and $1.4 billion in amortization and inventory consumption. This was $568 million or 2.8% higher than 2016-17, but $223 million or 1% below budget.

∎	Expense changes from 2016-17:

◆ $144 million increase for Drugs and Supplemental Health Benefits, primarily due to increasing volumes.

◆ $131 million increase for physician services, reflecting more service demand and retention benefits under the new AMA agreement.

◆ $107 million increase for Community and Home Care, mainly from expanded home care services and priority initiatives such as enhancing community care and treating opioid dependency.

◆ $57 million increase for Support Services, from amortization and additional staff.

◆ $129 million net increase in other programs.

∎	Expense changes from budget:

◆ $108 million decrease for Community and Home Care due to delays in implementing continuing care initiatives.

◆ $92 million decrease due to lower-than-expected enrollees in primary care networks.

◆ $78 million decrease in infrastructure support due to deferring the new continuing care plan.

◆ $109 million increase for Acute Care from higher service volumes.

◆ $54 million net decrease in other programs.

∎	Policy and other initiatives included:

◆ Continued the shift in the health care system’s focus from hospital to community-based care, with enhanced home and community care funding.

◆ Created a new primary care network governance framework to provide better access to consistent, comprehensive and seamless care for Albertans.

◆ Committed $56 million to fighting the opioid crisis, including $30 million to implement recommendations from the Minister’s Opioid Emergency Response Commission.

BUDGET 2017 KEY RESULTS	15

◆ Amended the Alberta Pharmacists’ Association funding framework to address service growth.

EDUCATION

Total expense (almost all operating, excluding debt servicing costs and pension recovery) was $8.3 billion, an increase of $181 million from 2016-17 and of $90 million from Budget 2017. The increases are due mainly to higher-than-expected enrolment growth and school operations and maintenance funding.

∎	$7.9 billion for public and separate school boards, an increase of $81 million from 2016-17. Enrolment growth for the 2017-18 school year increased by more than expected, requiring 830 more classroom staff. The $7.9 billion comprised:

◆ $6.1 billion for direct instruction, an $81 million or 1.4% increase from 2016-17. This included:

•	$411 million for current-year pension expense (post-1992 Teachers’ Pension Plan);

•	$295 million for smaller class sizes;

•	$68 million for First Nations, Metis and Inuit education initiatives;

•	$460 million was provided for inclusive education, and $10 million for the school nutrition program.

◆ $803 million for school operations and maintenance, $56 million more than budgeted.

◆ $361 million for student transportation services, $336 million for program support, governance and administration, and $373 million for amortization.

∎	$273 million was provided to accredited private schools and early childhood service operators.

ADVANCED EDUCATION

Total expense (almost all operating, excluding debt servicing costs and pension recovery) was $6.1 billion in 2017-18, an increase of $160 million or 2.7% from 2016-17.

∎	$5.7 billion for post-secondary institution operations, with base operating funding increased by $43 million, or 2% from 2016-17, supporting approximately 268,000 full and part-time students and apprentices.

∎	Tuition fees were frozen for the third year in a row.

∎	Funded 92,104 students and apprentices by providing $618 million in Alberta student loans, a $37 million decrease, and $53 million in provincial grants, a $3 million increase.
∎	Awarded $95 million in scholarships to 51,315 Alberta students.

∎	$87 million in foundational learning tuition and income support to 10,650 clients.

COMMUNITY AND SOCIAL SERVICES

Total expense (almost all operating) was $3.5 billion in 2017-18, $209 million or 6.4% higher than in 2016-17, and $136 million or 4.1% above budget. The increase from 2016-17 and from budget was primarily for higher caseloads.

∎	Assured Income for the Severely Handicapped expense was $1.1 billion, $55 million higher than 2016-17. Average caseloads increased by 6.6%, with about 60,000 clients. Alberta’s program for clients with severe and permanent disabilities is one of the most comprehensive in Canada.

∎	Persons with Disabilities Supports expense was $1.2 billion, $61 million higher than 2016- 17 and $45 million higher than budget, due to increasing caseloads and complexity of cases, with approximately 12,000 clients.

∎	Employment program expense of $894 million was $71 million higher than 2016-17 and $74 million more than budget primarily due to the impact of the economic downturn.

CHILDREN’S SERVICES

Total expense (almost all operating) was $1.4 billion in 2017-18, $144 million or 11.1% higher than 2016- 17 and $64 million more than budget, primarily for higher caseloads and the new federal-provincial Early Learning and Child Care agreement.

∎	Child Intervention expense was $791 million, an increase of $29 million from budget and an increase of $23 million from 2016-17. The Ministerial Panel on Child Intervention, which conducted 25 meetings, received over 300 public submissions and 49 presentations from subject matter experts, has completed its review and released recommendations. An action plan in response is under development.

∎	Child Care expense was $372 million, $64 million higher than 2016-17 and up $54 million from budget. $43 million was provided to expand access to Early Learning and Child Care Centres for $25 per day childcare.

∎	Alberta Child Benefit expense was $158 million, supporting about 135,000 families.

16	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

AGRICULTURE AND FORESTRY

Total 2017-18 expense (excluding debt servicing costs and Climate Leadership Plan) was $1.4 billion, $147 million lower than 2016-17, due mainly to lower non-disaster indemnity payments and disaster wildfire fighting costs, but $342 million higher than budget, due primarily to disaster costs for wildfire fighting and agriculture support from dry conditions and poor cattle prices.

∎	Indemnity payments of $468 million for crop, hail, livestock insurance and wildlife compensation were incurred, $138 million less than in 2016-17. This included disaster assistance of $94 million.

∎	Indemnity payments for income support totaled $211 million, $37 million more than in 2016-17, including $112 million in disaster assistance.

∎	Wildfire disaster assistance of $202 million to fight 1,230 wildfires over 49,133 hectares, $41 million less than was spent in 2016-17.

∎	$26 million to combat mountain pine beetles.

∎	$29 million in grants to small brewers.

∎	$77 million for agri-food innovation, product, technology and market development; $36 million for food safety and animal health.

∎	$30 million in capital grants for irrigation rehabilitation and rural gas and electrical infrastructure; $23 million for rural agricultural services boards, societies and regional exhibitions.

∎	$12 million for Firesmart Program.

∎	Approved $385 million in loans.

MUNICIPAL AFFAIRS

Total expense was $2.5 billion, $59 million higher than 2016-17, and $790 million higher than budget. The increase from budget was due to moving forward municipal capital grants from future years, while the relatively small change from 2016-17 was due to the significant assistance provided last year for the Wood Buffalo wildfire. Non-Capital Plan highlights include:

∎	Provided $28 million in Municipal Sustainability Initiative operating grants, $43 million in grants in place of municipal property taxes which the Crown is exempt from paying, and $24 million for Alberta Community Partnership.

∎	Support to public libraries was $36 million.

∎	Spent $170 million in cash on disaster recovery programs (primarily 2013 flood {$54 million}

and 2016 Wood Buffalo wildfire {$108 million}), which were reported in expense in prior years. Estimated total expense for these programs has been reduced by $209 million in 2017-18, which is reported as “Refunds of expense” revenue.

SENIORS AND HOUSING

Total expense (excluding debt servicing costs) was $713 million, $9 million lower than 2016-17 but $31 million higher than budget. The change from 2016-17 was due mainly to lower capital grants, while the increase from budget was due mainly to higher capital and Alberta Seniors Benefit grants.

∎	Provided $388 million to seniors through the Alberta Seniors Benefit and other programs.

∎	$15 million in low-interest loans were accessed through the Property Tax Deferral and Home Adaptation and Repair programs.

∎	Grants of $203 million were delivered to housing providers for seniors and community housing, and $72 million in rent supplements helped low-income households with accommodation costs.

CLIMATE LEADERSHIP PLAN

The Climate Leadership Plan (CLP) is a strategy to reduce carbon emissions, support energy exports and diversify Alberta’s economy. Key components include: phasing-out coal-fired electricity generation; adding more renewable energy; capping oil sands emissions; reducing methane gas emissions; providing rebates to households and tax breaks to small businesses; and encouraging emissions reductions through an economy-wide price on carbon emissions.

The price has two elements: a carbon levy on heating and transport fuels; and through compliance options for large industrial emitters which include making compliance payments to the Climate Change and Emissions Management Fund (CCEMF). The revenue is being used for climate leadership initiatives including public transit and other infrastructure projects, innovative research, energy efficiency and support to Indigenous communities.

∎	2017-18 CLP revenue of $1.3 billion comprised $1,046 million from the levy, $246 million in compliance payments from large industrial emitters and $5 million in CCEMF interest.

∎	Allocation of $1,046 million of the carbon levy:

◆ $180 million financed the small business tax rate reduction to revenue;

BUDGET 2017 KEY RESULTS	17

◆ $306 million funded rebates to Albertans;

◆ $97 million funded coal transition payments;

◆ $253 million in capital grants: $176 million for the Edmonton LRT; $54 million in municipal energy efficiency and solar programs; $22 million for Indigenous communities;

◆ $15 million for capital investment, mainly for LED lighting in health facilities and for highways;

◆ $130 million in operating programs, including $77 million for residential energy efficiency and $13 million for Indigenous communities.

∎	Allocation of $250 million in CCEMF revenue:

◆ Capital grants of $135 million to Emissions Reduction Alberta and $6 million for GreenTRIP;

◆ $23 million for bioenergy, $10 million in capital investment in Alberta Innovates, and $29 million for other programs.

∎	The year-end Carbon Levy account balance was $110 million ($45 million starting balance, plus $1,046 million in revenue less allocation of $981 million).

∎	The year-end CCEMF balance was $464 million ($417 million starting balance, plus $250 million in revenue less $203 million allocation).

∎	Energy Efficiency Alberta’s year-end balance was $10 million, $1 million higher than 2016-17.

OTHER MINISTRIES

Total expense in 2017-18 of other ministries (excluding debt servicing costs, pension recovery and the Climate Leadership Plan) was $8.4 billion, an increase of $1.2 billion from 2016-17 but a decrease of $498 million from Budget 2017.

The $8.4 billion consists of $6.3 billion in operating expense, $1.2 billion in capital grants and $0.9 billion for amortization, inventory consumption, 2013 flood operating assistance and losses on asset disposals.

∎	The $1.2 billion increase from 2016-17 reflects:

◆ $423 million operating expense increase, mainly from: a $156 million swing in the corporate income tax doubtful accounts provision which in 2016-17 was a negative expense (reduction); increases for AIMCo salaries and external management fees; RCMP compensation; Legal Aid; the film program; economic development tax credits and grants; caribou management; whirling disease; and parks operations.

◆ $720 million increase in capital grants due mainly to federal infrastructure programs.

◆ $44 million increase mainly for amortization.

∎	The $498 million reduction from budget reflects:

◆ $42 million increase in operating expense, mainly from: AIMCo salaries and external management fees; RCMP compensation; Legal Aid; the film program. These were partly offset by decreases for: economic development tax credits; reduced funding for research; lower gaming revenue for the First Nations Development Fund; and oil marketing and orphan well costs.

◆ $458 million decrease in capital grants mainly due to slower-than-anticipated progress on carbon capture and storage, slower uptake by municipalities under federal infrastructure programs, and health and other projects.

◆ A net $83 million reduction primarily in amortization and 2013 flood assistance.

∎	Several spending highlights included:

◆ $386 million allocated to provincial highway maintenance and preservation.

◆ $286 million provided for correctional services; $257 million for provincial policing, an increase of $20 million from budget; $310 million for Crown Prosecution and Resolution and court administration, an increase of $9 million from 2016-17; $89 million for Legal Aid, an increase of $11 million from 2016-17.

◆ $75 million for crude oil marketing costs, $10 million lower than budget, due to the slower oil price recovery and reduced volumes.

◆ $163 million in Alberta Innovates Corporation support for research and innovation.

◆ $48 million, an increase of $14 million from budget, mainly for screen-based production.

◆ $118 million in casino revenue was provided through the First Nations Development Fund.

◆ $10 million for Indigenous economic and employment partnership projects and the Business Investment Fund, which supported eight projects.

◆ $21 million in Community Initiatives program grants, $15 million through Major Fairs and $18 million in Other Initiatives programs.

◆ $27 million for 1,118 Alberta Foundation for the Arts grants supporting artists and arts promotion.

18	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

◆ $20 million for sports development and athletic excellence; $3 million supported 24 recreation associations and 16 physical-living organizations.

◆ $59 million in Alberta tourism promotion.

◆ $110 million for workforce strategies, including $19 million in Canada-Alberta Job Grants supporting 11,400 Albertans and $9 million for 3,110 students’ summer temporary employment.

◆ $47 million for Occupational Health and Safety, with 11,700 inspections and 10,600 orders issued; $13 million for Employment Standards, with 4,800 complaints completed.

∎	Policy and other initiatives included:

◆ Negotiated project eligibility, other details and project approvals with the federal government on various infrastructure programs.

◆ Continued preparing bargaining mandates for public sector employers.

◆ Developed policies to expand craft brewing in Alberta, legalize the use of recreational cannabis, and enhance liquor industry flexibility.

◆ Efforts to improve justice system efficiency continued, including launching a Legal Aid review, and addressing the Alberta Bail Review recommendations and the Supreme Court directed timelines for bringing criminal charges to trial.

◆ Adjusted the general minimum wage by $1.40 to $13.60 per hour on October 1, 2017 as part of the plan to reach $15.00 on October 1, 2018.

◆ Designed a research and innovation framework.

◆ Passed legislation to protect gas and convenience store employees, improve workplace fairness, standards and safety, and enhance the workers’ compensation system.

◆ Participated and fully supported the National Inquiry into Missing and Murdered Indigenous Women and Girls, including hosting community hearings in Edmonton in November 2017.

◆ In consultation with Sixties Scoop survivors and Indigenous leaders, developed an official apology to be delivered in the Alberta Legislature.

GENERAL DEBT SERVICING COSTS

∎	General debt servicing costs primarily represent interest paid on: the lending operations of Alberta Capital Finance Authority (ACFA) and Agriculture Financial Services Corporation (AFSC), borrowing undertaken to repay the Teachers’ Pension Plan debt and for the Fiscal Plan, and unmatured debt.

∎	2017-18 general debt servicing costs were $659 million, an increase of $40 million from budget and $221 million from 2016-17, primarily due to increased Fiscal Plan borrowing. Although part of the increases were due to less favourable results from, and increased use of, ACFA debt rate swaps (ACFA interest income is also higher, due to similar swings in interest rate swaps).

CAPITAL PLAN DEBT SERVICING COSTS

∎	Capital Plan debt servicing costs represent interest paid on direct borrowing, set by markets at time of issuance, and alternatively-financed public-private partnerships, set out in contracts.

∎	2017-18 debt servicing costs were $761 million, an increase of $181 million from 2016-17, due to more direct debt, but were $18 million less than budget due to lower-than-forecast borrowing.

PENSION PROVISIONS / RECOVERY

∎	Public sector pension plan liabilities decreased by $593 million, to $9.4 billion at March 31, 2018.

∎	The improvement mainly reflected the impact on the larger, active plans of healthy financial markets returns in 2017, and the maturing of the pre-1992 Teachers’ Pension Plan (TPP).

∎	Liabilities for pre-1992 and other closed plan obligations account for 92% of the government obligation, with the pre-1992 TPP unfunded liability accounting for 82%.

Pension Liabilities (at March 31)

Government obligations for pension plan liabilities

(millions of dollars)

	2018	2017
Teachers’ Pension Plans
– Pre-1992 unfunded liability	7,774	7,884
– Post-1992 unfunded liability	450	517
Public Service Mgmt. (closed, pre-1992)	506	530
Local Authorities	-	187
Universities Academic (pre-1992)	244	294
Universities Academic	205	230
Public Service	16	117
Special Forces (pre-1992)	70	90
Supplementary Executive Retirement Plans	60	59
Members of the Leg. Assembly (Closed)	42	42
Public Service Mgmt. (Supplementary)	55	50
Management Employees	-	-
Provincial Judges and Masters in Chambers	8	23
Total Pension Liabilities	9,430	10,023

BUDGET 2017 KEY RESULTS	19

Capital Plan

The Capital Plan supported $9 billion in projects in 2017-18, $2.4 billion higher than in 2016-17, but a $159 million decrease from the Budget 2017 estimate.

∎	The increase from 2016-17 was mainly due to higher municipal transportation, accelerated from future years, CLP grants, and progress on transportation, health and post-secondary projects, partly offset by decreases in school, social housing, carbon capture and storage, and 2013 Alberta flood projects.
∎	The decrease from budget was due mainly to re-profiling of health, school, post-secondary, transportation, carbon capture and storage, housing, flood recovery and other projects to future years, from slower progress.

∎	Progress was affected by: adverse weather, pace of project identification, approval and construction under federal programs, private sector and municipal partner delays, land conditions and timing related to planning and permitting.

Capital Plan

(millions of dollars)				Change from

	2017-18		2016-17		2016-17
BY MINISTRY	Budget	Actual	Actual	Budget	Actual

Advanced Education	1,051	924	731	(127)	193
Agriculture and Forestry	54	51	51	(3)	-
Children’s Services	2	1	1	(1)	-
Community and Social Services	4	3	4	(1)	(1)
Culture and Tourism	65	67	47	2	20
Economic Development and Trade	11	8	11	(3)	(3)
Education	1,389	1,252	1,390	(137)	(138)
Energy	229	75	47	(154)	28
Environment and Parks	135	187	44	52	143
Health	1,132	1,000	667	(132)	333
Indigenous Relations	8	8	8	-	-
Infrastructure	282	191	199	(91)	(8)
Justice and Solicitor General	4	5	3	1	2
Labour	1	3	2	2	1
Municipal Affairs	1,457	2,249	1,483	792	766
Seniors and Housing	306	191	328	(115)	(137)
Service Alberta	136	104	94	(32)	10
Transportation	2,586	2,250	1,267	(336)	983
Treasury Board and Finance	18	15	15	(3)	-
Legislative Assembly	2	2	1	-	1
2013 Alberta flood assistance (Ed. / Envt. / Hlth. / Inf. / Mun. / Tran.)	90	11	179	(79)	(168)
Climate Leadership Plan
Environment and Parks	168	188	-	20	188
Health	16	7	2	(9)	5
Indigenous Relations	-	22	2	22	20
Transportation	17	189	1	172	188
Other (Agric. / Ec. Dev. / Infra. / Muni. Aff. / Seniors / Treas. Bd.)	13	12	2	(1)	10

Total Capital Plan	9,175	9,016	6,578	(159)	2,438

Capital Plan Financing
Cash received / donations for capital purposes	842	727	535	(115)	192
Retained income of funds and agencies for capital purposes	189	(53)	56	(242)	(109)
Climate Leadership Plan	214	418	7	204	411
Book value of capital asset disposals / grants-in-kind	-	35	10	35	25
Alternative financing (P3s – public-private partnerships)	108	181	83	73	98
Direct borrowing	5,954	5,434	4,686	(520)	748
SUCH sector self-financed	1,019	935	703	(84)	232
Transfers from / (to) Capital Plan financing account	849	1,339	498	490	841

Total Capital Plan Financing	9,175	9,016	6,578	(159)	2,438

20	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

∎	$1.3 billion for the highway network, including:

◆ $487 million for Calgary’s ring road, with the final, southwest portion about 30% complete.

◆ $68 million for a Grande Prairie bypass, an interchange in Red Deer (Highway 2 and Gaetz Avenue), and highway twinning in Peace River.

◆ $329 million for interchanges and other projects, $342 million for rehabilitation, and $61 million for bridge projects.

∎	$3.1 billion in municipal support:

◆ $1,648 million Municipal Sustainability Initiative grants, including $800 million reprofiled from future years, $79 million in the restored Strategic Partnership Infrastructure program and $31 million in federal Small Communities Fund grants.

◆ $331 million in Basic Municipal Transportation Grants, $221 million under the federal Gas Tax Fund and $611 million in GreenTRIP grants for transit systems.

◆ $175 million for water supply, treatment, wastewater treatment and disposal systems, including $15 million for First Nations.

∎	$1.3 billion for school construction, including $1.2 billion for various ongoing projects and $41 million for modular classrooms to accelerate meeting demand for educational spaces. Of the 259 projects announced, 177 have been finished and 35 are expected to be built by the end of 2018.

∎	$924 million for post-secondary projects, including funding of $365 million for expansion and upgrading, $135 million for maintenance and renewal, and $424 million in projects self-funded by institutions and donations. Major projects included NAIT Centre for Applied Technology, NorQuest College, U of C Schulich School of Engineering, U of A Dentistry/Pharmacy, U of L Destination project and Lethbridge College Trades and Technology.

∎	$1.0 billion for health facilities and equipment:

◆ Completed the Calgary’s Foothills Medical Centre emergency department and Peter Lougheed Centre Women’s Services, and redevelopment of the Lethbridge Chinook Regional Hospital.

◆ Continued work on projects in Grande Prairie, Medicine Hat, Fort McMurray, Edson, Edmonton and Calgary.

◆ Construction commenced on the Calgary Cancer Centre, and planning continued for the Edmonton Clinical Laboratory and southwest hospital.

◆ $45 million for continuing care, part of the goal to add 2,000 long term care and dementia beds.

∎	$418 million for Climate Leadership Plan projects and $7 million for land conservation.

∎	$7 million for courthouse renewal, with projects underway in Canmore, Cochrane, Didsbury, Edmonton, Hinton, Red Deer and Whitecourt.

∎	$11 million for 2013 flood recovery projects.

∎	$50 million in carbon capture and storage grants, $164 million lower than budget but $21 million more than 2016-17, due to construction progress.

∎	$114 million for seniors and family housing preservation, renewal and renovations.

∎	Lottery funding of $34 million was provided for Community Facility Enhancement projects.

∎	$49 million for maintenance and renewal of parks.

CAPITAL PLAN FINANCING

∎	$704 million received for capital projects comprised $651 million in federal funding and $53 million from donations, the Lottery Fund and other sources.

∎	Entities like Alberta Social Housing Corporation (ASHC), regulatory and other agencies fund their capital spending from their retained income. In 2017-18, they contributed a negative $53 million, since ASHC received cash from the general revenue fund that exceeded their spending.

∎	The Climate Leadership Plan funded $418 million.

∎	Capital assets of departments with a net book value of $27 million were disposed of, and an $8 million grant-in-kind expense was recorded, resulting in a cash source of $35 million for the Capital Plan.

∎	Public-private partnerships for the ring roads provided $181 million.

∎	School boards, universities and colleges and the health authority provided $935 million.

∎	$5.4 billion in direct borrowing was undertaken.

∎	These sources total $7.7 billion, $1.3 billion less than actual cash requirements. The difference is funded by a withdrawal from the Capital Plan financing account, leaving $55 million available to finance future Capital Plan requirements.

BUDGET 2017 KEY RESULTS	21

Economic and Tax Highlights

ECONOMIC HIGHLIGHTS

(Calendar Year Basis)

Alberta’s economy began to recover in 2017 following a two-year recession, with real gross domestic product (GDP) expanding by an estimated 4.9%. While economic growth was broad based, the rebound in the energy sector spearheaded the recovery. The impact on oil production of the 2016 Wood Buffalo wildfire receded, and several large oil sands projects that had begun construction in 2014 were completed. The rebuilding in Fort McMurray also contributed to economic growth. Overall in 2017, the economy recovered about two-thirds of the losses experienced during the recession.

The energy sector’s resurgence was primarily driven by improving global oil prices. Conventional oil and gas activity rebounded, with rigs drilling up 65% from 2016. The manufacturing sector also grew, with shipments rising to a three-year high by the end of 2017, driven by both higher oil prices as well as demand for energy products and machinery and equipment. Other sectors such as forestry and food manufacturing also gained ground, supported in part by capacity expansions.

With business activity picking up, motor vehicle and gasoline sales drove growth in retail trade. The construction sector lagged, however, reflecting continued weakness in private-sector non-residential spending. This was somewhat mitigated by an increase in residential investment, supported by rebuilding in Fort McMurray and an improving labour market.

The Alberta labour market turned around in 2017, with employment increasing 1%. By year-end, the employment exceeded pre-recession levels, as all jobs lost during the downturn were recovered. This was despite slack in some segments of the labour market. Employment gains were concentrated in full-time positions and most were in the private sector. The unemployment rate also improved steadily during 2017, falling from the recessionary peak of 9% in November of 2016 to 7% by the end of 2017. With more jobs in full-time and in higher-paying industries, wages and hours of work also increased. Average weekly earnings rose 1% in 2017, after decreasing for two consecutive years.

Alberta’s population growth moderated over the 2017 census year as the lagged effects of the recession resulted in continued net outflows of interprovincial migrants. However, with the effects of the recession fading, net interprovincial migration turned positive in the third quarter of 2017. This, along with solid natural increase and immigration, led to an acceleration in population growth, which reached 1.4% year-over-year in the fourth quarter. Between January and December 2017, Alberta added 57,656 residents, including 26,449 migrants.

TAX HIGHLIGHTS

∎	Extended the Alberta Investor Tax Credit and the Capital Investment Tax Credit until 2021-22 to continue to support investment.

∎	Climate Leadership Plan initiatives included:

◆ Implementing the increase to the carbon levy of $10 per tonne of carbon dioxide and equivalent emissions, effective January 1, 2018.

◆ Increasing the Climate Leadership Adjustment Rebate to help offset the increased carbon costs for lower and middle income households.

∎	Worked with federal-provincial-territorial officials on a two-year set of principles to co-ordinate cannabis taxation. This resulted in an agreement to use the federal excise tax to collect Alberta’s share of cannabis tax revenue.

∎	The Alberta Family Employment Tax Credit provided $150 million in support to about 185,000 families in 2017-18.

∎	After including the full impact of the carbon levy, Albertans and Alberta businesses would have paid an estimated $8.7 billion more in taxes and carbon charges if Alberta had the same taxes and carbon charges as the next lowest-taxed Canadian province.

22	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Contingency Account

(at March 31, 2018; millions of dollars)

					Change from

		2017-18		2016-17		2016-17

		Budget	Actual	Actual	Budget	Actual

1	Balance at Start of Year (April 1)	2,299	2,299	3,625	-	(1,326)
2	Surplus / (Deficit)	(10,497)	(8,023)	(10,784)	2,474	2,761
	Cash Adjustments – Sources / (Requirements)
3	SUCH / Alberta Innovates own-source revenue / expense	269	397	524	128	(127)
4	Income retained by funds and agencies / Heritage Fund	(908)	(2,165)	1,946	(1,257)	(4,111)
5	Pension provisions (non-cash expense)	(237)	(593)	(543)	(356)	(50)
6	Amort. / invent. cons. (ex. SUCH; non-cash exp.) / book value disp.	1,155	1,089	1,030	(66)	59
7	Student loans / inventory acquisition (excluding SUCH)	(493)	(521)	(554)	(28)	33
8	2016 Wood Buffalo fire / 2013 flood assistance revenue / expense	(204)	(218)	58	(14)	(276)
9	Energy royalties / personal income tax / other cash adjustments	20	(534)	(107)	(554)	(427)
10	Net deferred capital contribution adjustment (excluding SUCH)	37	215	104	178	111
11	Capital investment (excluding SUCH; cash requirement not in expense)	(4,786)	(4,064)	(3,714)	722	(350)
12	Withdrawal / (deposit) from / (to) Capital Plan account	849	1,339	498	490	841
13	Direct borrowing for Capital Plan	5,954	5,434	4,686	(520)	748
14	Alternative financing for Capital Plan (P3s – public-private partnerships)	108	181	83	73	98
15	Current principal repayments (P3s)	(61)	(62)	(51)	(1)	(11)
16	Surplus / (deficit) plus net cash adjustments	(8,794)	(7,524)	(6,824)	1,270	(700)
17	Cash transferred from / (due to) prior-year final results	-	2,392	(695)	2,392	3,087
18	Cash from final results to be withdrawn / (deposited) next year	-	-	(2,392)	-	2,392
19	Direct borrowing for Fiscal Plan	6,495	4,494	8,585	(2,001)	(4,091)
20	Balance at End of Year (March 31)	-	1,661	2,299	1,661	(638)

Contingency Account. Balance of $1.7 billion on March 31, 2018, a decrease of $638 million from the prior year, comprising: a net $7.5 billion reduction due to the deficit plus various net cash adjustments; $2.4 billion in final 2016-17 results deposited during 2017-18; the addition of $4.5 billion in borrowing.

Cash adjustments such as differences between accrued revenue and cash receipts, non-cash revenue or expense, SUCH sector entity results, and transfers not reported on the income statement, are necessary to determine balance of the Contingency Account under the Fiscal Planning and Transparency Act.

∎	Net income of, or retained by, other entities.

◆ Positive adjustments include: $0.4 billion of the $8.0 billion deficit was due to SUCH sector / Alberta Innovates net results.

◆ Negative adjustments include: $1.2 billion in surpluses of entities like Alberta Treasury Branches or Agriculture Financial Services Corporation are retained by the entities; $0.8 billion of Balancing Pool net income is retained; $0.2 billion is retained by the Heritage Fund for inflation-proofing.

∎	Non-cash expense. $1.1 billion of amortization and inventory consumption expense requires no cash; a $593 million decrease in pension liabilities is reported as non-cash negative expense.

∎	Cash requirements not in expense. $392 million for student loans, net of repayments; $129 million for short-term inventory assets; a net $218 million was required for 2013 flood assistance and 2016 Wood Buffalo wildfire spending, after adjusting for revised expense and revenue.

∎	Revenue and other cash adjustments. Reported royalties exceeded cash receipts by $151 million, while personal income tax reported revenue exceeded cash received by $678 million; various other differences between revenue / expense and cash amounted to a net positive $295 million. Cash transfers for capital, reported in revenue over the related asset’s life, exceeded non-cash reported revenue by $215 million.

∎	Capital Plan cash. Cash for capital investment and P3 principal repayments of $4,123 million was offset by $5,615 million in cash from borrowing and P3 partners, and a $1,339 million withdrawal from the Capital Plan financing account.

BUDGET 2017 KEY RESULTS	23

Net Financial and Capital Assets

At March 31, 2018, Government of Alberta financial and capital assets exceeded liabilities by $29.7 billion.

This was $8.0 billion lower than March 31, 2017, due to a reduction of $10.4 billion in net financial assets, partly offset by a net $2.4 billion increase in capital / non-financial assets. The decrease in net financial assets was mainly due to:

∎	$4.7 billion increase in assets, mainly comprising: addition of $5.0 billion cash reserve, a $0.9 billion increase in government business enterprise equity (mainly from the Balancing Pool), a $1.3 billion withdrawal from the Capital Plan financing account, with reductions in the Contingency Account and other financial assets offset by increased savings in various accounts and agencies.

∎	$15.1 billion increase in liabilities consisting mainly of $5.0 billion borrowed for the cash reserve, and a $10.1 billion increase in borrowing for the Fiscal and Capital Plans.

FINANCIAL ASSETS

$71.0 billion at March 31, 2018.

∎	Heritage Fund. $15.6 billion book value, an increase of $230 million from March 31, 2017, from inflation-proofing of 1.5% (Alberta CPI).

∎	Contingency Account. $1.7 billion, a decrease of $0.6 billion from March 31, 2017.

∎	Endowment and other funds. $4.7 billion, a $240 million increase from March 31, 2017, from net investment income. Includes the three endowment funds, Cancer Prevention Legacy Fund and Alberta Enterprise Corporation.

∎	Self-supporting lending organizations.

$21.5 billion in financial assets of Alberta Capital Finance Authority (ACFA) and Agriculture Financial Services Corporation (AFSC). These assets more than offset their liabilities.

∎	Equity in commercial enterprises. $2.5 billion, primarily $3.3 billion in ATB Financial and $0.3 billion in Credit Union Deposit Guarantee Corporation equity, less a net $1.2 billion deficiency of the Balancing Pool.

∎	Student loans. $2.5 billion, a $391 million increase from March 31, 2017. $618 million in loans were provided, $186 million in loans were repaid, while loss provisions and amortization of loan subsidies amounted to a net $41 million.

∎	Capital Plan financing account. $1,339 million was withdrawn in 2017-18 for Capital Plan spending, leaving $55 million available for future capital cash requirements. This reflects cash borrowed that exceeded cash needs in prior years.

∎	Climate Leadership Plan. Climate Leadership Plan 2016-17 revenue exceeded allocations by $113 million. The Carbon Levy balance on March 31, 2018 was $110 million, the Climate Change and Emissions Management Fund balance increased by $47 million to $464 million, while Energy Efficiency Alberta retained $1 million.

∎	Cash reserve. During 2017-18, a $5.0 billion cash reserve was established to manage risk.

∎	Other financial assets. $16.8 billion. These assets include financial assets of school boards, universities and colleges and the health authority, and accounts and interest receivable, natural gas royalty deposits and cash associated with future liabilities such as corporate income tax refunds.

LIABILITIES

$90.3 billion at March 31, 2018.

∎	Liabilities for capital projects. $29.3 billion, a $5.6 billion increase from March 31, 2017, due to $5,434 million in direct borrowing, $17 million in amortization of issue discounts, and the addition of $181 million in P3 project liabilities, less $62 million in principal repayments.

∎	Debt issued to reduce the pre-1992 Teachers’ Pension Plan (TPP) liability. $944 million remains of the $1.2 billion borrowed in 2009-10 as part of the financial restructuring of the Plan.

∎	Direct borrowing for the Fiscal Plan. Total of $13.1 billion: $4.5 billion borrowed in 2017-18 and $8.6 billion borrowed in 2016-17.

∎	Self-supporting lending organizations. $18.7 billion in liabilities of ACFA and AFSC are more than offset by their financial assets.

∎	Coal phase-out liabilities. $1.1 billion, which is $65 million lower than 2016-17. This balance reflects the net present value of $97 million in

24	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Balance Sheet

(millions of dollars)

	at March 31
	2018	2017	Change from
	Actual	Actual	2017
Financial Assets
Alberta Heritage Savings Trust Fund accumulated operating surplus	15,582	15,352	230
Endowment funds:
Alberta Heritage Foundation for Medical Research	1,760	1,653	107
Alberta Heritage Science and Engineering Research	1,058	989	69
Alberta Heritage Scholarship	1,269	1,205	64
Other funds (Ab. Cancer Prevention Legacy / Ab. Enterprise Corporation)	637	637	-
Contingency Account	1,661	2,299	(638)
Self-supporting lending organizations:
Alberta Capital Finance Authority	16,107	15,797	310
Agriculture Financial Services Corporation	5,364	5,107	257
Equity in commercial enterprises (ATB / AGLC / APMC / CUDGCo / Bal. Pool)	2,527	1,592	935
Student loans	2,547	2,156	391
Capital Plan financing account	55	1,394	(1,339)
Carbon Levy account	110	45	65
Climate Change and Emissions Management Fund	464	417	47
Energy Efficiency Alberta	10	9	1
Cash reserve	5,000	-	5,000
Other financial assets (including SUCH sector)	16,826	17,635	(809)
Total Financial Assets	70,977	66,287	4,690
Liabilities
Liabilities for capital projects:
Direct borrowing	26,457	21,006	5,451
Alternative financing (P3s)	2,882	2,763	119
Debt issued to reduce pre-1992 TPP unfunded liability	944	944	-
Direct borrowing for the Fiscal Plan	13,079	8,585	4,494
Self-supporting lending organizations:
Alberta Capital Finance Authority	16,107	15,797	310
Agriculture Financial Services Corporation	2,554	2,588	(34)
Coal phase-out liabilities (Carbon Levy account)	1,050	1,115	(65)
Cash reserve	5,000	-	5,000
Pension liabilities	9,430	10,023	(593)
Other liabilities (including SUCH sector)	12,818	12,367	451
Total Liabilities	90,321	75,188	15,133
Net Financial Assets (total financial assets less total liabilities)	(19,344)	(8,901)	(10,443)
Capital / Other Non-financial Assets	52,024	49,408	2,616
Deferred capital contributions	(3,009)	(2,786)	(223)
Net Assets (net financial assets + capital assets - deferred capital contributions)	29,671	37,721	(8,050)
Change in Net Assets[a]	(8,050)	(10,784)

a Change in Net Assets differ from the reported surplus / (deficit) numbers due to net assets adjustments (see Note 9, p. 54).

annual payments to be made to generators over the next 13 years for phasing-out coal use by 2030.

∎	Cash reserve. $5.0 billion was borrowed to establish a cash reserve to manage risk.

∎	Pension liabilities. $9.4 billion, a decrease of $593 million from March 31, 2017.

∎	Other liabilities. $12.8 billion. Includes liabilities of school boards, universities and colleges and the health authority, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, and trade payables.

CAPITAL / NON-FINANCIAL ASSETS

$52.0 billion at March 31, 2018.

∎	$51.4 billion in capital assets include land, land improvements, buildings, computer hardware and software, equipment, provincial highways, bridges, dams and other water management infrastructure.

∎	Capital assets increased by a net $2.6 billion in 2016-17, with $5.0 billion in capital investment, less $2.4 billion in amortization and disposals.

∎	Other non-financial assets include $341 million in inventory assets and $284 million in prepaid expenses. Inventory consumption / write-downs exceeded acquisition by $20 million.

BUDGET 2017 KEY RESULTS	25

Historical Fiscal Summary, 2008-09 to 2017-18 a

(millions of dollars)

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18 Actual
Income Statement
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	2,665	3,574	3,701	3,839
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	7,337	5,850	3,637	6,982
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,688
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318
19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)
Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,016

Balance Sheet (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,399	1,661
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,052	49,010
23	Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)
24	Fiscal Plan liabilities (direct borrowing and pre-1992 TPP debt)	0	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(943)	(944)	(9,529)	(14,023)
25	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)
26	Other liabilities	(19,770)	(21,523)	(23,530)	(24,229)	(25,148)	(28,716)	(28,962)	(29,408)	(31,867)	(37,529)
27	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)
28	Capital / non-fin. assets - less def. contrib. beginning 2012-13	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015
29	Net Assets [c]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671

a	Numbers are not strictly comparable due to numerous accounting policy changes over time. Examples include reporting certain items (transfers through the tax system, crude oil marketing and transportation costs, allowance for corporate income tax doubtful accounts) as expense, instead of netting the amounts from related revenue, increasing both revenue and expense, but not impacting the surplus / (deficit). 2015-16 revenue and expense have been increased by $119 million to correct a consolidation adjustment eliminating those amounts at year-end; there is no impact on the deficit. 2016-17 revenue and expense have been reduced by $111 million resulting from an accounting treatment change such that drug cost rebates under Product Listing Agreements are netted from operating expense instead of being reported as revenue and gross expense.

b	Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

c	The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

26	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE: 2016–17 ACTUAL AND 2017–18 BUDGET NUMBER RESTATEMENTS

◆	2017-18 Budget revenue has been increased by $7 million, and Budget operating expense has been increased by $160 million, to correct for consolidation adjustments eliminating those amounts incorrectly. This increases the estimated deficit and estimated Fiscal Plan borrowing in Budget 2017 by $153 million. The 2016-17 Actual numbers have already been restated.

◆	2016-17 Actual and 2017-18 Budget numbers have been restated for a change in accounting treatment of drug cost rebates under Product Listing Agreements. Instead of reporting the rebates in miscellaneous revenue and gross pre-rebate drug costs in Health operating expense, the rebates are now being netted from expense directly. This reduces both revenue and expense by $111 million in 2016-17 Actual numbers, and by $104 million in 2017-18 Budget numbers.

◆	2016-17 Actual and 2017-18 Budget numbers have been restated to reflect the transfer of communications staff in Executive Council’s Public Affairs program and in various communications elements in Ministry Support Services programs, from ministries to Treasury Board and Finance (TB&F) under the Government Organization Act (Order in Council 275/2017, September 14, 2017). This re-allocates $36 million in 2016-17 expense and $38 million in 2017-18 Budget expense to TB&F.

BUDGET 2017 KEY RESULTS	27

BLANK PAGE

28

Consolidated Financial Statements

29

BLANK PAGE

30

CONSOLIDATED FINANCIAL STATEMENTS	31

Management’s Responsibility

for the Consolidated Financial Statements

The consolidated financial statements are prepared by the Controller under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board, Minister of Finance pursuant to the Financial Administration Act. The consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards, and of necessity include some amounts that are based on estimates and judgments. As required by the Fiscal Planning and Transparency Act, the consolidated financial statements are included in the consolidated annual report of the Province of Alberta that forms part of the Public Accounts.

To fulfill its accounting and reporting responsibilities, management maintains systems of financial management and internal control which give consideration to costs, benefits and risks, and which are designed to:

∎	Provide reasonable assurance that transactions are properly authorized, executed in accordance with prescribed legislation and regulations, and properly recorded so as to maintain accountability for public money, and

∎	Safeguard the assets and properties of the Province of Alberta under government administration.

Under the Financial Administration Act, deputy heads are responsible for the collection of revenue payable to the Crown, and for making and controlling disbursements with respect to their departments. They are also responsible for prescribing the accounting systems to be used in their departments. In order to meet government accounting and reporting requirements, the Controller obtains information relating to departments, regulated funds, provincial agencies, Crown-controlled corporations, schools, universities, colleges, technical institutes, Alberta Health Services and other health entities from ministries as necessary.

The consolidated financial statements are reviewed by the Audit Committee established under the Auditor General Act. The Audit Committee advises the Lieutenant Governor in Council on the scope and results of the Auditor General’s audit of the consolidated financial statements of the Province.

The Auditor General of Alberta provides an independent opinion on the consolidated financial statements. The duties of the Auditor General in that respect are contained in the Auditor General Act.

Annually, the consolidated annual report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

Approved by:

Lorna Rosen, CPA, CMA, MBA

Deputy Minister of Treasury Board and Finance

Dan Stadlwieser, CPA, CA

Controller

Edmonton, Alberta

June 19, 2018

32	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Independent Auditor’s Report

To the Members of the Legislative Assembly

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of the Province of Alberta, which comprise the consolidated statement of financial position as at March 31, 2018, and the consolidated statements of operations, change in net debt and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Province of Alberta as at March 31, 2018, and the results of its operations, its changes in net debt and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

[Original signed by W. Doug Wylie FCPA, FCMA, ICD.D]

Auditor General

June 19, 2018

Edmonton, Alberta

CONSOLIDATED FINANCIAL STATEMENTS	33

Consolidated Statement of Operations

Year Ended March 31
	2018		2017
	Budget	Actual	Actual
	In millions

Revenues (Schedule 1)

Income taxes	$15,095	$14,223	$14,533

Other taxes	6,667	6,538	5,648

Non-renewable resource revenue	3,754	4,980	3,096

Transfers from Government of Canada	7,988	7,605	7,980

Net income from government business enterprises (Schedule 6)	2,506	3,387	543

Net investment income	2,193	3,130	3,701

Premiums, fees and licences	3,683	3,835	3,701

Other	3,129	3,597	3,091

	45,015	47,295	42,293

Expenses by function (Schedules 2 and 3)

Health	21,449	21,239	20,687

Education	14,353	14,471	14,110

Social services	5,434	5,592	5,198

Agriculture, resource management and

economic development	2,466	2,291	2,341

General government	2,102	2,238	2,078

Protection of persons and property (includes 2013 Alberta flood)	2,017	1,951	2,758

Transportation, communications and utilities	2,293	2,204	1,301

Regional planning and development	1,744	2,518	1,777

Recreation and culture	397	459	375

Environment	1,220	1,221	1,647

Housing	223	307	331

Debt servicing costs	1,398	1,420	1,017

Pension recovery (Schedule 9)	(237)	(593)	(543)

	54,859	55,318	53,077

Risk adjustment (Note 1c)	(500)	-	-

Annual deficit	(10,344)	(8,023)	(10,784)

Net assets at beginning of year – as previously reported	37,736	37,721	48,542

Adjustments to net assets (Note 10)	-	(27)	(37)

Net assets at end of year	$27,392	$29,671	$37,721

The accompanying notes and schedules are part of these consolidated financial statements.

34	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Consolidated Statement of Financial Position

As at March 31
	2018	2017
	In	millions

Financial assets

Cash and cash equivalents (Schedule 4)	$12,391	$10,313

Accounts and accrued interest receivable	5,775	5,238

Portfolio investments (Schedule 5)

Operating	28,428	28,060

Endowments (Note 9)	2,417	2,241

Equity in government business enterprises (Schedule 6)	2,527	1,592

Loans and advances (Schedule 7)	19,405	18,803

Inventories for resale	34	40

	70,977	66,287

Liabilities

Accounts and accrued interest payable	13,160	11,622

Debt (Schedule 8)	63,532	49,579

Pension liabilities (Schedule 9)	9,430	10,023

Unspent deferred contributions (Schedule 10)	1,317	1,201

Liabilities under public private partnerships (Schedule 11)	2,882	2,763

	90,321	75,188

Net debt	(19,344)	(8,901)

Non-financial assets

Tangible capital assets (Schedule 12)	51,399	48,799

Inventories of supplies	341	361

Prepaid expenses	284	248

	52,024	49,408

Net assets before spent deferred capital contributions	32,680	40,507

Spent deferred capital contributions (Schedule 10)	3,009	2,786

Net assets	$29,671	$37,721

Contractual rights and obligations (Notes 5 and 6)

Contingent liabilities (Note 7)

The accompanying notes and schedules are part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	35

Consolidated Statement of Change in Net Debt

Year Ended March 31
	2018		2017
	Budget	Actual	Actual
		In millions

Annual deficit	$(10,344)	$(8,023)	$(10,784)

Acquisition of tangible capital assets	(5,697)	(4,448)	(4,008)

Additions to public private partnerships, capital leases and donated capital assets	(108)	(557)	(421)

Amortization of tangible capital assets	2,448	2,337	2,283

Net loss on disposal and write-down of tangible capital assets	-	28	1

Proceeds on sale of tangible capital assets	-	38	43

Decrease in inventory of supplies	10	20	21

Increase in prepaid expenses	-	(36)	(6)

Net (decrease)/increase in spent deferred capital contributions	(63)	225	88

Change in accumulated unrealized gains or losses (Schedule 6)	-	(137)	(118)

Other (Note 10)	-	110	81

Increase in net debt	(13,754)	(10,443)	(12,820)

(Net debt)/net financial assets at beginning of year	(8,901)	(8,901)	3,919

Net debt at end of year	$(22,655)	$(19,344)	$(8,901)

The accompanying notes and schedules are part of these consolidated financial statements.

36	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Consolidated Statement of Cash Flows

Year Ended March 31
	2018	2017
	In	millions

Operating transactions

Annual deficit	$(8,023)	$(10,784)

Non-cash items

Amortization of tangible capital assets	2,337	2,283

Deferred contributions recognized as revenue	(1,484)	(1,304)

Pension recovery	(593)	(543)

Net income from government business enterprises	(3,387)	(543)

Other non-cash items included in annual deficit	(242)	(1,169)

	(11,392)	(12,060)

Increase in accounts and accrued interest receivable, inventories and prepaids	(638)	(442)

Increase in accounts and accrued interest payable	1,519	723

Distribution from government business enterprises	2,246	2,280

Cash used by operating transactions	(8,265)	(9,499)

Capital transactions

Acquisition of tangible capital assets	(4,448)	(4,008)

Proceeds on sale of tangible capital assets	38	43

Cash used by capital transactions	(4,410)	(3,965)

Investing transactions

Purchases of portfolio investments	(10,218)	(13,898)

Disposals of portfolio investments	10,103	16,682

Loans and advances made	(2,115)	(2,602)

Repayment of loans and advances	1,498	1,740

Cash (invested)/provided by investing transactions	(732)	1,922

Financing transactions

Debt retirements	(29,920)	(25,200)

Debt issues	43,805	40,049

Contributions restricted for capital and operations	1,668	1,511

Repayment of liabilities under capital leases and

public private partnerships	(62)	(51)

Other	(6)	(9)

Cash provided by financing transactions	15,485	16,300

Increase in cash and cash equivalents	2,078	4,758

Cash and cash equivalents at beginning of year	10,313	5,555

Cash and cash equivalents at end of year	$12,391	$10,313

The accompanying notes and schedules are part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	37

Notes to the Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PRACTICES

These consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards (PSAS).

(a)	REPORTING ENTITY

The consolidated financial statements of the Province of Alberta (Province) include the accounts of organizations that meet the criteria of control as established under PSAS. The consolidated financial statements also include the accounts of the Offices of the Legislative Assembly.

A list of organizations included in these consolidated financial statements can be found in Schedule 13.

(b)	METHOD OF CONSOLIDATION

The accounts of government sector entities, except those designated as government business enterprises, are consolidated using the line-by-line method. Under this method, accounting policies of the consolidated entities are adjusted to conform to government accounting policies and the results of each line item in their financial statements (revenue, expense, assets and liabilities) are included in the Province’s results. Revenue, expense, capital, investing and financing transactions, as well as related asset and liability balances between consolidated entities have been eliminated.

Schools, colleges, technical institutes, some government business enterprises and some government organizations have year ends that are other than March 31. The significant transactions of these organizations that have occurred during the period between their year ends and the Province’s year end of March 31, 2018, have been recorded in these financial statements. Organizations that the Province controls for reporting purposes through its consolidated organizations, but that do not meet the materiality threshold of $6 million in assets, liabilities, revenues or expenses after eliminating inter-entity transactions and balances, are not consolidated in these financial statements. These organizations are reviewed annually to determine if they meet the materiality threshold and after two years of exceeding the threshold will be considered for consolidation.

The accounts of provincial agencies designated as government business enterprises, such as ATB Financial (Schedule 6), are accounted for on the modified equity basis, with the equity being computed in accordance with International Financial Reporting Standards (IFRS). Under the modified equity method, the accounting policies of government business enterprises are not adjusted to conform to those of the government sector entities. Inter-entity revenue and expense transactions and related asset and liability balances are not eliminated.

(c)	BUDGET

PSAS require that financial statements contain a comparison of the actual and budgeted results for the year. The Province’s fiscal plan is prepared in accordance with the Fiscal Planning and Transparency Act consistent with the scope and accounting policies used in the Province’s consolidated financial statements. The Fiscal Plan documents, which describe the Province’s budget for the 2018 fiscal year, were tabled in the Legislature on March 16, 2017.

38	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE 1, continued

The budget contains an annual risk adjustment of $500 million. The Province relies on revenue sources that are volatile and unpredictable, including non-renewable resources, income taxes and investment income. This revenue is linked to factors such as energy prices, equity markets, exchange rates, geopolitical events and global economic swings. The annual risk adjustment is a way to signal the possible extent of a revenue shortfall.

(d)	CHANGES IN ACCOUNTING POLICY

The Province has prospectively adopted the following standards with an effective date of April 1, 2017: PS 3210 Assets, PS 3320 Contingent Assets, PS 3380 Contractual Rights, PS 3420 Inter-entity Transactions and PS 2200 Related Party Disclosures. These standards only impact note disclosures in the consolidated financial statements, as reflected in Notes 1(f) and 5.

(e)	FUTURE CHANGES IN ACCOUNTING POLICY

PS 3430 Restructuring Transactions

Effective April 1, 2018, this standard provides guidance on how to account for and report restructuring transactions by both transferors and recipients of assets and/or liabilities, together with related program or operating responsibilities.

PS 3450 Financial Instruments

The effective date of this standard has been extended to April 1, 2021. Adoption of this standard requires corresponding adoption of PS 2601 Foreign Currency Translation, PS 1201 Financial Statement Presentation and PS 3041 Portfolio Investments in the same fiscal period. These standards provide guidance on: recognition, measurement and disclosure of financial instruments; standards on how to account for and report transactions that are denominated in a foreign currency; general reporting principles and standards for the disclosure of information in financial statements; and how to account for and report portfolio investments.

The Province, including all government components except for some regulated funds and government organizations that manage their investments on a fair value basis, have not yet adopted this standard.

Items within the scope of the financial instruments section are assigned to one of the following measurement categories: fair value, cost or amortized cost. Fair value measurement will apply to derivatives and portfolio investments in equity instruments that are quoted in an active market. Also, when groups of financial assets and financial liabilities are managed on a fair value basis, they may be reported on that basis. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized, gains and losses arising due to fair value remeasurement will be reported in the Consolidated Statement of Remeasurement Gains and Losses.

PS 3280 Asset Retirement Obligations

Effective April 1, 2021, this standard provides guidance on how to account for and report liabilities for retirement of tangible capital assets.

The Province is currently assessing the impact of these standards on the financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	39

NOTE 1, continued

(f)	BASIS OF FINANCIAL REPORTING

Revenues

All revenues are reported on the accrual basis of accounting. Cash received for which goods or services have not been provided by year end is recognized as unearned revenue and recorded in accounts and accrued interest payable.

Corporate income tax revenue is recognized when installments are received from taxpayer corporations. A receivable is established for tax assessments that are outstanding. Revenue and tax receivables will be adjusted in the year in which any additional information becomes available from resulting audits, appeals and court decisions. Corporate income tax refunds payable are accrued based primarily on the prior year’s corporate income tax refunds paid on assessments. Corporate income tax receipts from corporations in anticipation of an upward reassessment of Alberta income tax payable are described as corporate income tax receipts in abeyance and recognized as accounts and accrued interest payable.

The Province calculates an allowance for corporate income taxes based on the difference between the actual corporate income tax receivable and the estimate of the collectability. Corporate income tax receivable is presented net of this allowance. The adjustment to the allowance is recorded as an expense. The adjustment may increase or decrease the allowance as tax receivables are revalued in subsequent years based on resulting audits, appeals and court decisions.

Personal income tax is recognized on an accrual basis based on an economic estimate of the various components of personal income tax for the fiscal year. Gross personal income tax growth for the taxation year is a key component of the estimate for the fiscal year.

Other taxes are recognized during the period in which the taxable event occurs and when authorized by legislation.

The provincial tax system is predicated on self-assessment where taxpayers are expected to understand the tax laws and comply with them. This has an impact on the completeness of tax revenues when taxpayers fail to comply with tax laws, for example, if they do not report all of their income. The Province has implemented systems and controls in order to detect and correct situations where taxpayers are not complying with the various Acts it administers. These systems and controls include performing audits of taxpayer records when determined necessary. However, such procedures cannot identify all sources of unreported income or other cases of non-compliance with tax laws. The Province does not estimate the amount of unreported tax.

Non-renewable resource revenue is recognized based on royalties on oil and gas produced during the year.

The provincial royalty system is predicated on self-reporting where the petroleum and natural gas industry is expected to understand the relevant energy legislation (statutes and regulations) and comply with them. This has an impact on the completeness of revenue when the petroleum and natural gas industry does not fully meet the legislative requirements, for example, by reporting inaccurate or incomplete production data. The Province has implemented systems and controls in order to detect and correct situations where the petroleum and natural gas industry has not complied with the various Acts and Regulations the Province administers. These systems and controls, based on areas of highest risk, include performing audits of the petroleum and natural gas industry records when determined necessary. The Province does not estimate the effect of misreported revenue. Any impacts on revenue of refiling by industry are recognized in the year of refiling.

40	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE 1, continued

Transfers from the Government of Canada for capital purposes and donated assets with restrictions for their use are recognized as deferred capital contributions. Transfers for operating purposes with stipulations for their use are recognized as deferred operating contributions. These deferred contributions are recognized as revenue in the Consolidated Statement of Operations based on relevant stipulations of the transfer taken together with the actions and communications of the Province. All other transfers, without stipulations for their use, are recognized as revenue in the Consolidated Statement of Operations when authorized and eligibility criteria, if any, are met.

Endowment contributions, matching contributions and associated investment income allocated for preservation of endowment capital purchasing power are recognized as other revenue in the Consolidated Statement of Operations in the period in which they are received.

Expenses

Expenses represent the cost of resources consumed during the year on government operations. Expenses include amortization of acquired tangible capital assets and expenses incurred in accordance with the terms of approved grant programs. Grants are recognized as expenses when authorized, eligibility criteria, if any, are met and a reasonable estimate of the amounts can be made.

Pension expenses comprise the cost of pension benefits earned by employees during the year, interest on the Province’s share of the unfunded pension liabilities, and the amortization of deferred adjustments arising from experience gains and losses and changes in actuarial assumptions over the expected average remaining service life of employees. Schedule 9 provides additional information on the components of pension expenses and liabilities.

In the Consolidated Statement of Operations, pension costs of government sector entities which are funded are included in expenses by function and costs which have not been funded are recognized as pension provisions.

Costs arising from obligations under guarantees and indemnities are recognized as expenses when management determines that the Province will likely be called upon to make payment. The expense represents management’s best estimate of future payments less recoveries.

The estimated increase or decrease for the year in accrued employee vacation entitlements is recognized in the related expense function.

Financial Assets

Financial assets are the Province’s financial claims on external organizations and individuals, and inventories for resale at the year end.

Cash includes deposits in banks and cash-in-transit. Cash equivalents include directly held interest-bearing securities with terms to maturity of primarily less than three months.

Accounts receivable and accrued interest receivable are recognized at the lower of cost or net recoverable value. A valuation allowance is recognized when recovery is uncertain.

Portfolio investments are recognized at cost. Cost includes the amortization of a discount or premium using the straight-line method over the life of the investments. Realized gains and losses on disposal of these investments are included in calculating the net operating results for the year. If an investment loses value that is other than a temporary decline, its recognized value is reduced to reflect the loss. The reduced value is deemed to be the new cost.

CONSOLIDATED FINANCIAL STATEMENTS	41

NOTE 1, continued

Portfolio investments restricted for endowments (Note 9) are from donors who have placed restrictions on their contributions to the endowment funds, for example, capital preservation. The principal restriction is that the original contribution should be maintained intact in perpetuity. Other restrictions may include spending investment income earned by endowments for specific operational or capital purposes, or capitalizing a certain amount of investment income to maintain and grow the real value of endowments.

Loans are recognized at cost less any discounts and allowance for credit loss. Where there is no longer reasonable assurance of timely collection of the full amount of principal and interest of a loan, a provision for credit loss is made and the carrying amount of the loan is reduced to its estimated realizable amount.

Inventories for resale representing the Province’s share of royalty oil in feeder and trunk pipelines are recognized at the lower of cost or net realizable value. Other inventories for resale are valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value.

Liabilities

Liabilities represent present obligations of the Province to external organizations and individuals arising from past transactions or events occurring before the year end, the settlement of which is expected to result in the future sacrifice of economic benefits. They are recognized when there is an appropriate basis of measurement and management can reasonably estimate the amount.

The value of pension liabilities and associated changes during the year are based on an actuarial extrapolation of the most recent actuarial valuation. This valuation technique uses the projected benefit method pro-rated on service and management’s best estimate as at the extrapolation date of various economic and non-economic assumptions. Where the Province is a participating employer in the plan, experience gains and losses to the extent of the Province’s employer share are amortized over the estimated average remaining service life of employees. Where the Province has a liability for pre-1992 pension obligations, experience gains or losses are recognized in the year incurred.

Debentures included in debt are recognized at the face amount of the issue less unamortized discount, which includes issue expenses and hedging costs.

Income or expense on interest rate swaps used to manage interest rate exposure is recognized as an adjustment to debt servicing costs.

Public private partnerships (P3) are legally-binding contracts between the Province and one or more public/private/not-for-profit partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among various partners.

The Province accounts for P3 projects in accordance with the substance of the underlying agreements. These agreements are accounted for in the same way as capital leases as follows:

∎	The capital asset is valued at the total of progress payments made during construction and net present value of the future payments, discounted using the Province’s estimated borrowing rate for long term debt at the time of signing the P3 agreement.

∎	The liability is valued at the net present value of the future payments, discounted using the Province’s borrowing rate for long term debt at the time of signing the P3 agreement.

∎	During construction, the capital asset (classified as work-in-progress) and the corresponding

∎	liability are recorded based on the estimated percentage complete or the term of the agreement.

∎	Amortization on a straight-line basis over the estimated useful life commences when the asset is put into service.

42	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE 1, continued

Liabilities also include:

∎	All financial claims payable by the Province at year end;

∎	Contingent liabilities where future liabilities are likely;

∎	Estimates of the Province’s liabilities for contaminated sites;

∎	Accrued employee vacation entitlements;

∎	Asset retirement obligations recognized by some organizations based on their accounting policies or terms of contract;

∎	Unspent deferred contributions for capital and operating purposes; and

∎	Spent deferred capital contributions which are excluded from net debt.

Non-financial Assets

Non-financial assets are limited to tangible capital assets, inventories of supplies and prepaid expenses.

Tangible capital assets are valued at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of the assets (Schedule 12). The annual amortization costs are allocated to the functions of the Province that employ those assets and are reported on the Consolidated Statement of Operations.

Inventories of supplies are valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

Prepaid expenses are recorded at cost and amortized based on the terms of the agreement.

Other Assets

Intangible assets, collections of historical artifacts, provincial, national and international works of art and tangible capital assets acquired by right, such as Crown lands, forests, water and mineral resources, are not included in the Consolidated Statement of Financial Position as a reasonable estimate of the amounts involved cannot be made.

Derivative Contracts

Income and expense from derivative contracts are recorded as investment income or debt servicing costs. Certain derivative contracts, which are primarily interest rate swaps reported as interest rate derivatives for which there is an underlying matching asset and liability, are recorded at cost plus accrued interest. Gains and losses from these derivatives are recognized in the same period as the gains and losses of the underlying assets and liabilities.

Other derivative contracts without an underlying matching asset and liability, which are primarily bond index swaps reported as interest rate derivatives, equity index swaps and equity index futures reported as equity replication derivatives, and forward foreign exchange contracts reported as foreign currency derivatives, are recognized at fair value (Note 4) in portfolio investments and net investment income.

The estimated amounts receivable and payable from derivative contracts are included in accrued interest receivable and payable respectively.

Foreign Currency

Unhedged monetary items denominated in a foreign currency are translated at the year end rate of exchange. Hedged assets and liabilities denominated in foreign currencies are translated at the rate of exchange established by the terms of the hedging agreement.

CONSOLIDATED FINANCIAL STATEMENTS	43

NOTE 1, continued

Foreign currency transactions are translated into Canadian dollars using the average exchange rate for the day, except for hedged foreign currency transactions which are translated at exchange rates established by the terms of the hedging agreement.

Exchange gains and losses that arise on translation of fixed-term foreign currency denominated monetary items are deferred and amortized over the life of the contract.

Amortization of deferred exchange gains and losses and other exchange differences on unhedged transactions are included in the determination of the net operating results for the year.

Measurement Uncertainty

Estimates are used in accruing revenues, expenses, assets and liabilities in circumstances where the actual results are unknown at the time the financial statements are prepared. Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount, whenever estimates are used.

Measurement uncertainty that is material to these financial statements exists in the accrual of personal and corporate income taxes; royalties derived from non-renewable resources; health transfers; private investments, inflation sensitive and alternative investments; and pension liabilities.

Personal income tax revenue (Schedule 1) of $10,775 million (2017: $10,763 million) is subject to measurement uncertainty due primarily to the use of economic estimates of personal income growth. Personal income growth is inherently difficult to estimate due to subsequent revisions to personal income data. The estimate of personal household income growth used in determining personal income tax is 3.9% for 2017 calendar year (2016: negative 4.5%) and 4.5% for 2018 calendar year (2017: 1.8%). Based on historical data, there is an uncertainty of plus or minus $518 million (2017: $510 million) in the personal income tax revenue estimate.

Corporate income tax revenue (Schedule 1) of $3,360 million (2017: $3,692 million) and corporate income tax refund payable of $698 million (2017: $626 million) is subject to measurement uncertainty due primarily to the timing differences between tax installments collected and future tax assessments, along with the estimate for corporate income tax allowance adjustments.

Natural gas and by-products royalty of $644 million (2017: $520 million), crude oil royalty of $965 million (2017: $716 million) and bitumen royalty of $2,642 million (2017: $1,483 million), Schedule 1, are subject to measurement uncertainty. Natural gas and by-products royalty is calculated based on allowable costs incurred by the royalty payers and production volumes that are reported to the Province by royalty payers. These costs and volumes could vary significantly from that initially reported. The Province estimates what the costs, volumes and royalty rates for the fiscal year should be based on statistical analysis of industry data. Based on historical data, changes to natural gas and by-products revenues were $81 million (2017: $94 million). For projects from which bitumen royalty is paid and the project has reached payout, the royalty rate used to determine the royalties is based on the average price of West Texas Intermediate (WTI) crude oil in Canadian dollars for the calendar year. Royalty rates will start at 25% of net profits when oil is priced at fifty-five dollars per barrel or less, and increase to a maximum of 40% of net profits when oil is priced at one hundred and twenty dollars or more. Payout is defined at the first date at which the cumulative revenue of a project first equals the cumulative cost of the project.

The Canada Health Transfers are determined on an equal per capita cash basis. Measurement uncertainty for the Canada Health Transfer relates to the population estimate upon which entitlements are based. As the population estimate is finalized, it is used to adjust the entitlements

44	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE 1, continued

of open prior years. Accordingly, these amounts are estimated and could change by a material amount.

The fair value of private equities, inflation sensitive and alternative investments of $9,565 million (2017: $8,968 million), Schedule 5, are subject to measurement uncertainty as the fair value may differ significantly from the values that would have been used had a ready market for these investments existed.

Pension liabilities (Schedule 9) of $9,430 million (2017: $10,023 million) are subject to measurement uncertainty because the actual experience of a plan may differ significantly from assumptions used in the calculation of the pension liabilities.

Some of the government organizations have year ends that are other than March 31. The accounts of these organizations are consolidated based on the results of their latest financial year end. Estimation of transactions for the period between their year ends and March 31 is therefore subject to measurement uncertainty.

While best estimates have been used for reporting items subject to measurement uncertainty, management considers that it is possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the recognized amounts. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

Segment Disclosure

Sector information is reported in Schedules 1, 2, 3 and 6 and is based on accountability, budgetary practices and governance relationships within the reporting entity. Additional information is provided in ministry and other entity annual reports.

 NOTE 2        VALUATION OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Due to their short-term nature, the fair values of cash and cash equivalents, accounts and accrued interest receivable and accounts and accrued interest payable are estimated to approximate their carrying value.

The methods used to determine the fair values of portfolio investments are explained in the following paragraphs:

∎	Public fixed-income securities and equities are valued at the year end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

∎	Mortgages and certain non-public provincial debentures are valued at the net present value of future cash flows. These cash flows are discounted using appropriate interest rate premiums over similar Government of Canada benchmark bonds trading in the market.

∎	The fair value of alternative investments including absolute return strategy investments, investments in limited partnerships, private investment funds, private equities and securities with limited marketability is estimated using methods such as cost, discounted cash flows, earnings multiples, prevailing market values for instruments with similar characteristics and other pricing models as appropriate.

CONSOLIDATED FINANCIAL STATEMENTS	45

NOTE 3, continued

∎	Real estate investments are reported at their most recent appraised value, net of any liabilities against the real property. Real estate properties are appraised annually by qualified external real estate appraisers using methods such as replacement cost, discounted cash flows, earnings multiples, prevailing market values for properties with similar characteristics and other pricing models as appropriate.

∎	As quoted market prices are not readily available for private and alternative investments and private real estate, estimated fair values may not reflect amounts that could be realized upon immediate sale, or amounts that may ultimately be realized. Accordingly, estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

The fair value of derivative contracts relating to portfolio investments is disclosed in Note 4. The estimated amount receivable or payable from derivative contracts at the reporting date is determined by the following methods:

∎	Equity and bond index swaps are valued based on changes in the appropriate market based index net of accrued floating rate interest. Forward foreign exchange contracts and equity index and interest rate futures contracts are valued based on quoted market prices. Interest rate swaps and cross currency interest rate swaps are valued based on discounted cash flows using current market yields and exchange rates. Options to enter into interest rate swap contracts are valued based on discounted cash flows using current market yields and volatility parameters which measure change in the underlying swap. Credit default swaps are valued based on discounted cash flows using current market yields and calculated default probabilities. Warrants and rights are valued at the year end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

 NOTE 3        FINANCIAL RISK MANAGEMENT

(a)	ASSET MANAGEMENT

The investments that the Province holds are exposed to credit risk and market risk. Market risk is comprised of foreign currency risk, interest rate risk and price risk. In order to earn the best possible return at an acceptable level of risk, the Province has established policies for the asset mix of its investment portfolios.

The Province reduces its investment risk by holding many different types of assets, investing in securities from various governments and companies in different industries and countries, having quality constraints on fixed income instruments, and restricting amounts exposed to countries designated as emerging markets. The use of derivatives is controlled (Note 4).

A large percentage of the Province’s investments are in the Alberta Heritage Savings Trust Fund (Heritage Fund), which also includes money allocated to the Heritage Fund under the Access to the Future Act. The objective is to invest in a diversified portfolio to maximize long-term returns at an acceptable level of risk.

Investments in the Alberta Heritage Foundation for Medical Research Endowment Fund, the Alberta Heritage Science and Engineering Research Endowment Fund, the Alberta Heritage Scholarship Fund and the Alberta Cancer Prevention Legacy Fund are managed to provide an

46	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

NOTE 3, continued

annual level of income for the purpose of making grants to researchers in the fields of medicine, science and engineering, and to students.

Cash and cash equivalents are used to repay debt as it matures, to provide funding for the capital and fiscal plans, and to help protect operating and capital spending from short-term declines in revenue and the costs of emergencies, disasters and other unforeseen cash requirements.

(b)	DEBT MANAGEMENT

The objective of the Province’s debt management activity is to raise funding for the Province and its agencies in a cost-effective manner, while ensuring that borrowed funds can be serviced and repaid as scheduled.

The Province’s debt management goals include: ensuring sufficient liquidity to meet the Province’s financial commitments and withstand market disruptions, providing stable and low-cost funding for the Province, maintaining access to both domestic and global debt markets to provide financing and liquidity for the Province and strategically structuring the debt portfolio to allow for prudent management of maturities and refinancing.

In order to achieve this objective, the Province manages the following risks: interest rate risk, foreign currency risk, credit risk, liquidity risk, operational risk, settlement risk and refinancing risk. The Province manages these risks within approved policy guidelines. The management of these risks and the policy guidelines apply to the Province’s debt, excluding debt raised to fund requirements of provincial corporations. The debt of provincial corporations is managed separately in relation to their stated requirements and respective authorities.

The Province has decided that the most effective liability risk management strategy is to allow existing debt instruments to mature in accordance with their terms (Schedule 8).

 NOTE 4         DERIVATIVE CONTRACTS AND RELATED CREDIT RISK

A derivative is a financial contract with the following three characteristics:

∎	Its value changes in response to the change in a specified interest rate, equity index price, foreign exchange rate or credit rating,

∎	It requires no initial net investment or the initial investment is smaller than required for exposure to a similar investment market, except for cross currency swaps. Cross currency swaps can have an exchange of notional amounts at the start of the contract, the end of the contract, or both, and

∎	It is settled in the future.

The Province uses various types of derivative contracts held indirectly through pooled investment funds to gain access to equity markets and enhance returns or to manage exposure to interest rate risk, foreign currency risk and credit risk. The notional value of a derivative represents the amount to which a rate or price is applied in order to calculate the exchange of cash flows with a counterparty.

CONSOLIDATED FINANCIAL STATEMENTS	47

NOTE 4, continued

The following is a summary of the fair values of the Province’s derivative contracts by type:

	2018	2017
	Fair	Fair
	Value (a) (b) (c)	Value (a) (b) (c)

	In	millions

Interest rate derivatives (d)	$(640)	$(808)

Equity replication derivatives (e)	(65)	31

Foreign currency derivatives (f)	(118)	(25)

Credit risk derivatives (g)	4	8

Net fair value of derivative contracts	$(819)	$(794)

(a)	Current credit exposure is represented by the current replacement cost of all outstanding contracts in a favourable position (positive fair value). The Province monitors counterparty risk exposure and actively seeks to mitigate counterparty risk by requiring that counterparties collateralize mark-to-market gains.

(b)	The method of determining the fair value of derivative contracts is described in Note 2.

(c)	Includes interest rate derivatives of Alberta Capital Finance Authority (ACFA) with a net fair value of $(433) million (2017: $(667) million), of which 0% will mature in under one year, 7% in one to three years and 93% in over three years.

Under the Province’s master agreement with counterparties, ACFA can, in the event of a counterparty default, net its favourable and unfavourable positions with the counterparty. In addition, under the agreement, several Credit Support Annexes have been signed with counterparties which may require ACFA or the counterparty to provide collateral (cash and non-cash) based on established thresholds, which further enhances ACFA’s credit position. As at March 31, 2018, $9.4 million (2017: $9.9 million) in collateral on net unfavourable positions has been posted to one counterparty on ACFA’s behalf, and a total of $47.3 million (2017: $135 million) in collateral on net favourable positions from two counterparties has been posted on ACFA’s behalf.

(d)	Interest rate derivatives allow the Province to exchange interest rate cash flows (fixed, floating and bond index) based on a notional amount. Interest rate derivatives primarily include interest rate swaps, cross currency interest rate swaps, bond index swaps, futures contracts and options.

(e)	Equity replication derivatives allow for the Province to receive or pay cash based on the performance of a specified market-based equity index, security or basket of equity securities applied to a notional amount. Equity derivatives primarily include equity index swaps, futures contracts and rights, warrants and options.

(f)	Foreign currency derivatives include contractual agreements to exchange specified currencies at an agreed upon exchange rate and on an agreed settlement date in the future.

(g)	Credit risk derivatives include credit default swaps allowing the Province to buy and sell protection on credit risk inherent in a bond. A premium is paid or received, based on a notional amount, in exchange for a contingent payment should a defined credit event occur with respect to the underlying security.

At March 31, 2018, deposits in futures contracts margin accounts totalled $38 million (2017: $20 million) and deposits as collateral for derivative contracts totalled $12 million (2017: $5 million).

48	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

 NOTE 5         CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met.

	2018	2017
	In	millions
Contractual rights from operating leases, contracts and programs	$1,263	$1,475
Contractual rights from capital leases, operations and maintenance payments	25	2
	$1,288	$1,477

Estimated amounts that will be received or receivable for each of the next five years and thereafter are as follows:

	Operating Leases, Contracts and Programs	Operations and Maintenance Payments	Total
		In millions
2018-19	$379	$-	$379
2019-20	138	-	138
2020-21	106	1	107
2021-22	97	1	98
2022-23	88	1	89
Thereafter	455	22	477
	$1,263	$25	$1,288

 NOTE 6        CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met.

	2018	2017 (Restated) (a)
	In	millions
Obligations under operating leases, contracts and programs	$13,073	$12,132
Obligations under capital leases
Operations and maintenance payments	4,014	4,149
Capital payments	712	1,005
	$17,799	$17,286

(a)	In 2016-17, obligations under operating leases, contracts and programs decreased by $2,264 million to exclude grant agreements that are subject to annual appropriation.

CONSOLIDATED FINANCIAL STATEMENTS	49

NOTE 6, continued

Estimated payment requirements for each of the next five years and thereafter are as follows:

	Obligations Under Operating Leases, Contracts and Programs	Operations and Maintenance Payments under Capital Leases	Capital Payments under Capital Leases	Total
	In millions
2018-19	$5,660	$90	$-	$5,750
2019-20	2,922	85	-	3,007
2020-21	1,653	92	8	1,753
2021-22	927	115	19	1,061
2022-23	587	124	23	734
Thereafter	1,324	3,508	662	5,494
	$13,073	$4,014	$712	$17,799

Less net present value of interest			(273)	(273)
Total			$439	$17,526

Major commitments included in the above figures are commitments for capital construction contracts for health and education facilities and highways.

The Province has various commitments relating to the devolution of services or disposition of assets to the private sector. Those commitments include the performance of duties and obligations if the private sector organization fails to meet them.

The Province targets the development of renewable electricity generation capacity as part of its target of 30% renewable electricity by 2030. On December 13, 2017, Round 1 was concluded and will deliver nearly 600 megawatt of wind generation at a weighted average bid price of $37 per megawatt hour.

In addition, the Province provides up to $500 million in royalty credits to encourage companies to invest in the development of Alberta petrochemical facilities.

On November 22, 2016, the Province announced a four-year price cap of 6.8 cents per kilowatt hour to protect families, farms and small businesses from volatility in electricity prices. Subsequent to March 31, 2018, the market price exceeded 6.8 cents per kilowatt hour which resulted in a cost to the Province of $8 million.

The Province has outstanding approved undisbursed loan commitments of $241 million (2017: $187 million).

50	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

 NOTE 7        CONTINGENT LIABILITIES

Set out below are details of contingent liabilities resulting from guarantees, indemnities and litigation, other than those reported as liabilities. Any losses arising from the settlement of contingent liabilities are treated as current year expenses.

(a)	GUARANTEES AND INDEMNITIES

Guarantees are detailed below:

	2018	2017	Expiry Date
		In millions

Feeder Associations Guarantee Act	$71	$63	Ongoing
Agriculture Financial Services Act	10	13	Variable
	$81	$76

Authorized loan guarantee limits are shown below where applicable. Where authorized loan guarantee limits are not noted, the authorized limits decline as guaranteed or indemnified loans are repaid.

Guarantee programs under the following Acts are ongoing:

∎	Feeder Associations Guarantee Act (authorized guarantee limit set by Order in Council is $100 million) and

∎	Agriculture Financial Services Act.

The lender takes appropriate security prior to issuing a loan to the borrower, which is guaranteed by the Province. The security taken depends on the nature of the loan. Interest rates are negotiated with the lender by the borrower.

Included in the guarantees issued under the Agriculture Financial Services Act is $7 million (2017: $9 million) guaranteed under the Alberta Flood Recovery Loan Guarantee Program (AFRLGP), which was established to assist Alberta businesses directly impacted by the June 2013 flood in Southern Alberta. Under the AFRLGP, the Province has entered into agreements with financial institutions guaranteeing repayment of up to 75% of loans issued under this program.

Through the Public Trustee Act, the Province also unconditionally guarantees the amount outstanding on a client’s guaranteed account as administered by the Office of the Public Guardian and Trustee. As at March 31, 2018, the potential liability of the Province based on the outstanding balance of the Client Guaranteed Accounts is $433 million (2017: $432 million).

The Province has an indemnity associated with the Canadian Blood Services (CBS). CBS has established two wholly-owned captive insurance corporations, CBS Insurance Company Limited (CBSI) and Canadian Blood Services Captive Insurance Company Limited (CBSE). CBSI provides insurance coverage up to $250 million with respect to risks associated with the operation of the blood system. CBSE was capitalized in whole through funding from the provinces and territories (except Quebec), through a Captive Support Agreement dated September 28, 2006 (CSA), between the provinces, territories, and CBSE. Under the CSA, each of the provinces and territories provided their Pro Rata Share (as defined in the CSA) through an indemnity. Alberta’s Pro Rata Share is 13.1% of CBSE’s total capital amount, which amounts to $98 million. Authority for Alberta to provide the indemnity under the CSA is pursuant to section 5.05 of the Indemnity Authorization Regulation 22/1997, under the Financial Administration Act. The expense recognition criterion for the indemnity is notification from CBS that the indemnity is required. At March 31, 2018, no amount has been recognized for this indemnity.

CONSOLIDATED FINANCIAL STATEMENTS	51

NOTE 7, continued

The Province, through the Canadian Securities Administrators National Systems operations management and governance agreement, has committed to pay 25% of any shortfall from approved system operating costs that exceed revenues should there not be an accumulated operating surplus available to offset. As at March 31, 2018, the accumulated operating surplus is $163 million (2017: $152 million). Payments under guarantees are a statutory charge on the Province.

The Province has contingent liabilities with respect to various indemnities as permitted under the Financial Administration Act. The indemnified amount and corresponding liability cannot be reasonably estimated.

(b)	LEGAL ACTIONS

At March 31, 2018, the Province was involved in legal matters where damages are being sought. These matters give rise to contingent liabilities.

Accruals have been made in specific instances where it is likely that losses will be incurred based on a reasonable estimate. As at March 31, 2018, accruals totalling $171 million (2017: $191 million) have been recorded as a liability. The total amount claimed for all likely claims is $406 million (2017: $449 million). Certain claims are covered by reinsurance through the Alberta Risk Management Fund. The resulting additional liability, if any, from likely claims in excess of the amounts accrued is not determinable.

The Province has been named in 706 (2017: 970) claims of which the outcome is not determinable. Of these claims 585 (2017: 870) have specified amounts totalling $4.4 billion (2017: $4.7 billion). The remaining 121 (2017: 100) claims have no amounts specified. Certain claims are covered by reinsurance through the Alberta Risk Management Fund. The resolution of indeterminable claims may result in a liability, if any, that may be significantly lower than the claimed amount.

In addition, the Province has been named in 25 (2017: 27) claims in matters such as Aboriginal rights, Aboriginal title and treaty rights. In most cases, these claims have been filed jointly and severally against the Province and the Government of Canada and in some cases involve third parties. Of these claims, 12 (2017:13) have specified amounts totalling $95 billion (2017: $106 billion) plus a provision for interest and other costs that are not determinable. The remaining 13 (2017: 14) claims have no amounts specified. In addition, there are four (2017: four) claims for treaty land entitlement for which the Province may have an obligation under the Natural Resources Transfer Agreement.

(c)	TAX ASSESSMENTS

At March 31, 2018, 878 (2017: 865) corporate income tax files totalling $611 million (2017: $614 million) were under objection/dispute. The resulting loss, if any, cannot be reasonably estimated.

52	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

 NOTE 8        TRUST AND OTHER FUNDS UNDER ADMINISTRATION

Trust and other funds under administration are regulated and other funds consisting of public money over which the Legislature has no power of appropriation. They are not included in the consolidated financial statements because the Province has no equity in the funds and administers them for the purposes of various trusts. As at March 31, 2018, trust and other funds under administration are as follows:

	2018	2017
	In	millions

Public Sector Pension Plan Funds	$68,618	$62,684
The Workers’ Compensation Board Accident Fund	405	393
Public Trustee	605	606
Special Areas Trust Account	296	295
Various Court Offices and Fines Distribution Trust	154	167
Miscellaneous trust funds	1,493	1,391
	$71,571	$65,536

In addition to the above trust and other funds under administration, the Province holds cash and bank guarantees in the form of letters of credit and promissory notes in the amount of $2.1 billion (2017: $2 billion). The majority of these guarantees are held to assure satisfactory reclamation of coal and oil sands operations, sand and gravel pits, landfills, hazardous waste management and hazardous recyclable facilities.

 NOTE 9        ENDOWMENT FUNDS

The endowment balance represents the principal that will be maintained intact in perpetuity. As at March 31, 2018, endowment funds are as follows:

	2018	2017
	In	millions

Balance beginning of year	$2,241	$2,091
Endowment contributions	53	65
Reinvested income	107	74
Transfers from the accumulated surplus
of related government organizations	2	11
Balance end of year (a)	$2,403	$2,241

(a)	Investment income earned by endowments for specific operational or capital purposes of $14 million (2017: nil) is excluded from the endowment balance but included in the portfolio investment restricted for endowments (Schedule 5).

CONSOLIDATED FINANCIAL STATEMENTS	53

 NOTE 10        ADJUSTMENTS TO NET ASSETS

The adjustments to net assets are as follows:

	2018	2017
	In	millions
Adjustments to net assets
Change in accumulated unrealized losses (Schedule 6)	$(137)	$(118)
Adjustment to tobacco tax (a)	82	-
Adjustment to deferred contributions (b)	82	-
Other	(54)	81
	$(27)	$(37)

(a)	In 2017-18, the Province recorded a correcting adjustment related to tobacco tax.

(b)	In 2017-18, the Province recorded correcting adjustments made by University of Calgary to deferred operating contributions and spent deferred capital contributions to meet the requirements for liability and revenue recognition.

 NOTE 11        SUBSEQUENT EVENT

TRANS MOUNTAIN PIPELINE

On May 29, 2018, the Alberta government announced an agreement in principle to participate in a proportion of certain costs for the completion of the project, up to a maximum of $2 billion, in circumstances that are not currently foreseen. The agreement in principle contemplates the Government of Canada retaining and building the pipeline, and if the pipeline system is sold prior to completion, Alberta and the Government of Canada would negotiate terms of any continued participation. Any funds committed would be paid only upon completion of the project and Alberta would receive equity in compensation for its funding. All Alberta agreements are contemplated to be between the Government of Alberta and the Government of Canada, and not with third parties.

 NOTE 12        COMPARATIVE FIGURES

Certain 2017 figures have been reclassified, where necessary, to conform to 2018 presentation.

54	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Schedules to the Consolidated Financial Statements

REVENUES	SCHEDULE 1
	2018	2017
	In	millions

Income taxes
Personal income tax	$10,775	$10,763
Corporate income tax	3,360	3,692
Interest and penalties on corporate income tax	88	78
	14,223	14,533

Other taxes
Education property tax	2,450	2,412
Fuel tax	1,399	1,344
Tobacco tax	908	953
Insurance taxes	582	554
Carbon levy	1,046	250
Tourism levy	85	77
Freehold mineral rights tax	67	57
Interest and penalties on other tax	1	1
	6,538	5,648

Non-renewable resource revenue
Bitumen royalty	2,642	1,483
Crude oil royalty	965	716
Natural gas and by-products royalty	644	520
Bonuses and sales of Crown leases	564	203
Rentals and fees	153	148
Coal royalty	12	26
	4,980	3,096

Transfers from Government of Canada
Canada health transfers	4,375	4,209
Canada social transfers	1,600	1,558
Disaster financial assistance	(212)	465
Agriculture support programs	349	395
Labour market agreements	232	198
Other	1,261	1,155
	7,605	7,980

Net income/(loss) from government business enterprises
Lottery operations	1,417	1,430
Liquor operations	866	855
Balancing Pool	763	(1,952)
Other	341	210
	3,387	543

Net investment income	3,130	3,701

Premiums, fees and licences
Tuition	1,202	1,169
Motor vehicle licences	509	502
Health fees and charges	501	479
Crop and hail insurance premiums	348	370
Land titles	73	73
Other	1,202	1,108
	3,835	3,701

Other
Sales, rentals and services	1,278	1,227
Fundraising, donations, gifts and contributions	659	599
Fines and penalties	215	221
Climate change and emissions management	246	160
Endowment contributions and reinvested income	160	139
Other	1,039	745
	3,597	3,091
	$47,295	$42,293

CONSOLIDATED FINANCIAL STATEMENTS	55

EXPENSES BY MINISTRY	SCHEDULE 2

		2018		2017
	Ministry Expense	Consolidation Adjustments	Adjusted Ministry Expense (a)	Adjusted Ministry Expense Restated (b)
Program expenses		In millions
Offices of the Legislative Assembly	$118	$-	$118	$119
Ministries
Health	21,478	(244)	21,234	20,661
Education	8,366	(50)	8,316	8,136
Advanced Education	6,122	(63)	6,059	5,897
Community and Social Services	3,532	(72)	3,460	3,251
Municipal Affairs	2,511	-	2,511	2,451
Transportation	2,302	(114)	2,188	1,302
Treasury Board and Finance	2,133	(187)	1,946	1,532
Agriculture and Forestry	1,465	(13)	1,452	1,594
Justice and Solicitor General	1,452	(2)	1,450	1,407
Children’s Services	1,447	(13)	1,434	1,290
Environment and Parks	996	(24)	972	647
Seniors and Housing	727	(14)	713	723
Infrastructure	1,155	(516)	639	617
Energy	563	(3)	560	1,616
Culture and Tourism	373	(5)	368	339
Service Alberta	463	(128)	335	337
Economic Development and Trade	448	(151)	297	270
Indigenous Relations	218	-	218	196
Labour	199	(4)	195	191
Executive Council	19	-	19	20
Status of Women	7	-	7	7
	56,094	(1,603)	54,491	52,603
Debt servicing costs (c)	1,555	(135)	1,420	1,017
Pension recovery (d) (Schedule 9)	(593)	-	(593)	(543)
	$57,056	$(1,738)	$55,318	$53,077

(a)	Adjusted ministry expenses are net of consolidation adjustments.

(b)	Effective September 1, 2017, Communications and Public Engagement branches were transferred from each Ministry to the Ministry of Treasury Board and Finance. Comparative figures have been restated to conform to 2018 presentation.

(c)	Debt servicing costs consist of interest paid on various forms of government debt. It excludes interest on pension liabilities. Interest on pension liabilities has been included in pension recovery and other program expense.

(d)	Pension recoveries are mainly related to the Ministry of Advanced Education, the Ministry of Education, the Ministry of Energy, the Ministry of Treasury Board and Finance and the Ministry of Health.

56	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

EXPENSES BY OBJECT	SCHEDULE 3

	2018	2017
	In	millions

Salaries, wages, employment contracts and benefits	$21,074	$20,811

Grants	16,230	15,210

Services	10,696	10,337

Materials and supplies	2,261	2,244

Amortization of tangible capital assets and consumption of inventories of supplies	3,250	3,173

Interest and amortization of exchange gains and losses	1,458	1,023

Pension recovery (Schedule 9)	(593)	(543)

Pension liability funding	546	536

Travel and communication	237	245

Corporate income tax allowance adjustment	14	(142)

Other	145	183
	$55,318	$53,077

The pension expense for the Province (Schedule 9) is included in salaries, wages, employment contracts and benefits, pension recovery and pension liability funding.

CASH AND CASH EQUIVALENTS	SCHEDULE 4

	2018	2017
	In	millions

Cash	$3,651	$4,174
Cash equivalents	8,740	6,139
	$12,391	$10,313

Cash and cash equivalents includes deposits in the Consolidated Cash Investments Trust Fund (CCITF). At March 31, 2018, deposits in CCITF had a time-weighted return of 1.1% (2017: 0.9%) per annum, and securities had an average effective yield of 1.3% (2017: 0.7%) per annum.

CONSOLIDATED FINANCIAL STATEMENTS	57

PORTFOLIO INVESTMENTS	SCHEDULE 5

	2018		2017
	Book	Fair	Book	Fair
	Value	Value	Value	Value
		In	millions
Interest-bearing securities

Deposits and short-term securities	$1,183	$1,185	$1,239	$1,243

Bonds and mortgages	10,665	10,464	10,172	10,135

	11,848	11,649	11,411	11,378

Equities

Canadian equities	2,228	2,487	2,564	2,942

Global developed equities	6,929	7,385	7,435	7,954

Emerging markets equities	761	843	750	873

Private equities	1,443	1,516	1,333	1,516

Pooled hedged funds	30	31	49	52

Pooled investment funds	1,158	1,388	821	1,025

	12,549	13,650	12,952	14,362

Inflation sensitive and alternative investments

Private real estate	3,911	5,390	3,621	4,927

Private infrastructure	1,948	2,059	1,775	1,987

Timberland	389	593	346	531

Other investments	7	7	6	7

	6,255	8,049	5,748	7,452

Strategic, tactical and currency investments	193	232	190	251
	$ 30,845	$ 33,580	$ 30,301	$ 33,443

The following is the breakdown of portfolio investments:

	2018		2017
	Book	Fair	Book	Fair
	Value	Value	Value	Value
		In	millions
Operating

Internally designated assets (a)	$20,680	$22,818	$20,777	$23,267

Other funds and agencies	7,748	7,904	7,283	7,485

	28,428	30,722	28,060	30,752

Endowments (Note 9)	2,417	2,858	2,241	2,691

Total portfolio investments	$30,845	$33,580	$30,301	$33,443

(a)	Internally designated assets are designated in legislation for specific purposes. Some of these assets are to provide stewardship of savings from the Province’s non-renewable resources revenues as is the case with the Heritage Fund assets of $15.7 billion (2017: $16.1 billion). They also support specific purposes such as cancer prevention initiatives, health and science research and post-secondary scholarships.

58	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 6

	2018	2017
	In	millions
Accumulated surplus at beginning of year	$1,592	$3,447
Adjustment (a)	(27)	-
Restated opening surplus	1,565	3,447
Total revenue	6,882	5,929
Total expense (b)	3,495	5,386
Net income	3,387	543

Change in accumulated unrealized gains or losses (c)	(137)	(118)
Transfers from government business enterprise	(2,288)	(2,285)
Accumulated surplus at end of year	2,527	1,587
Share capital	-	5
Total accumulated surplus and equity	$2,527	$1,592

Assets
Loans	$44,700	$41,259
Investments	5,203	5,810
Other	4,043	3,262
	53,946	50,331
Liabilities
Accounts payable (d) (e)	3,680	3,756
Deposits (f)	38,131	36,190
Debt (g)	9,266	7,045
Reclamation and abandonment provision	16	30
Power purchase arrangements	326	1,718
	51,419	48,739
	$2,527	$1,592
Equity in government business enterprises at end of year as reported by the entities:
ATB Financial	$3,279	$3,147
Alberta Gaming and Liquor Commission (AGLC)	(10)	-
Credit Union Deposit Guarantee Corporation (CUDGC)	348	335
Alberta Petroleum Marketing Commission (APMC)	105	65
Balancing Pool (BP)	(1,189)	(1,952)
SUCH sector business enterprises	(6)	(3)
	$2,527	$1,592

(a)	The adjustment was recorded to correct the method of accounting for AGLC to align with PSAS for government business enterprises.

(b)	Included in the total expense is $65 million (2017: $59 million) of interest expense of ATB Financial that was paid to the Province for amounts borrowed by the Province on behalf of ATB Financial. Also, included in the total expense is $82 million (2017: $45 million) of payment in lieu of taxes of ATB Financial that was paid to the Province.

(c)	The change in accumulated unrealized losses of $137 million (2017: $118 million) is comprised of changes in other comprehensive income in government business enterprises. At March 31, 2018, the Province has $195 million in accumulated unrealized losses (2017: $31 million in accumulated unrealized losses).

(d)	Included in accounts payable of APMC are amounts borrowed by the Province on behalf of APMC totalling $442 million (2017: $330 million) payable in 2018-19.

(e)	Included in accounts payable of the BP is $62 million (2017: $126 million) of payment in lieu of taxes payable to the Province.

CONSOLIDATED FINANCIAL STATEMENTS	59

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES – SCHEDULE 6 (continued)

(f)	The Province ensures the repayment of all deposits without limit, including accrued interest, for ATB Financial. The Province assesses an annual deposit guarantee fee of $42 million (2017: $43 million) payable by ATB Financial. At March 31, 2018, ATB Financial had deposits totalling $37,340 million (2017: $36,820 million). Included in the deposits are ATB Financial wholesale borrowings that include amounts borrowed by the Province on behalf of ATB Financial totalling $4,653 million (2017: $2,892 million), to be repaid as follows: $2,963 million in 2018-19, $200 million in 2019-20, $200 million in 2020-2021 and $1,290 million thereafter.

(g)	Included in debt is $803 million (2017: $232 million) borrowed by the Province on behalf of the BP.

Contractual Obligations, Contingent Liabilities and Commitments

Contractual obligations belonging to government business enterprises are $379 million (2017: $412 million). These amounts include obligations under operating leases which expire on various dates.

Coal Phase-Out Agreements

The Province reached agreements with three coal-fired generators to cease operations on or before December 31, 2030. The coal-fired generation plants include: Sheerness 1 and 2; Genesee 1, 2, and 3; and Keephills 3.

ATB Financial

At March 31, 2018, ATB Financial had a contingent liability under guarantees and letters of credit of $564 million (2017: $541 million) and outstanding commitments of $19.6 billion (2017: $18.7 billion).

BP

Terminated Power Purchase Arrangements

Termination notice has not been provided to the Owners of Genesee, Keephills and Sheerness Power Purchase Arrangements (PPAs) as at March 31, 2018. The actual costs may be different than those reflected in the Power Purchase Arrangement liabilities.

Retroactive Line Loss Adjustment

In December 2017, Alberta Utilities Commission (AUC) reached its decision on Proceeding 790. As a result, the BP will incur additional charges as a result of the retroactive adjustments to line loss factors in relation to the various PPAs. An estimated provision in the amount of $43 million (2016: $114 million) has been recorded in trade payable and other accrued liabilities for the retroactive line loss adjustment as a result of the AUC’s December 2017 decision. The estimate has been prepared using the Module B method based on Incremental Loss Factors with generation scaling.

Various matters before the AUC regarding the retroactive line loss adjustments are under review and appeal including the retroactive nature of the adjustments and prospective line loss factors used to calculate the adjustment. The AUC’s decision regarding its authority and jurisdiction has also been challenged. The quantum of any retroactive adjustment will be dependent upon the methodology finally adopted and approved by the AUC. Given the uncertainty of the final methodology, the BP estimates may be higher or lower than the current estimate reflected in these financial statements.

Payments (Refunds) in Lieu of Tax

The BP has approximately $62 million of payments in lieu of taxes payable that remain under dispute with a municipal entity. A provision of $30 million has been recorded in relation to the disputed matters and reflected as other income (expense) from operating activities in 2016 in the BP’s financial statements. This provision has been accrued in trade payables and other accrued liabilities.

60	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES – SCHEDULE 6 (continued)

MSA Investigation

On April 13, 2017, the BP received a notice of investigation and request for information from the Market Surveillance Administrator (MSA). The BP has provided the MSA with the requested information, and the investigation is currently on-going.

CUDGC

The Province, through the CUDGC which operates under the authority of the Credit Union Act, has a potential liability under guarantees relating to deposits of credit unions. At March 31, 2018, credit unions in Alberta held deposits totalling $21.5 billion (2017: $21.6 billion). Substantial assets are available from credit unions to safeguard the Province from the risk of loss from its potential obligation under the Credit Union Act.

APMC

North West Redwater Partnership Monthly Toll Commitment

The APMC has used judgement to estimate the toll commitments. The components of the toll are: senior debt; operating costs; class A subordinated debt; equity; and incentive fees. To calculate the toll, management has used estimates for factors including: future interest rates, operating costs, oil prices (WTI and light/heavy differentials), refined product prices, gas prices and foreign exchange.

The North West Redwater Partnership (Partnership) targets the refinery to come on stream to process bitumen feedstock with commercial operations anticipated to commence December 31, 2018. The future toll commitments are estimated to be:

In millions
2018-19	$331
2019-20	658
2020-21	802
2021-22	976
2022-23	966
Thereafter	22,293
$26,026

Legal Actions

At March 31, 2018, the government business enterprises were involved in various legal actions. Accruals have been made in specific instances where it is probable that losses will be incurred which can be reasonably estimated. The resulting loss, if any, from claims in excess of the amounts accrued cannot be determined.

Of the various legal actions, the government business enterprises are jointly or separately named as a defendant in 20 (2017: 18) legal claims of which the outcome is not determinable. Of the 20 claims, 15 (2017: 13) have specified amounts totalling approximately $152 million (2017: $144 million) and five claims (2017: five) have no specified amount. Two (2017: one) claims totalling approximately $2 million (2017: $1 million) are covered by the Alberta Risk Management Fund.

Measurement Uncertainty

BP

The estimates and assumptions made in BP’s audited financial statements and unaudited financial results from January 1 to March 31, 2018 are subject to measurement uncertainty. There is a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year. In addition, the BP’s

CONSOLIDATED FINANCIAL STATEMENTS	61

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES – SCHEDULE 6 (continued)

provisions for onerous contracts have been recorded at the lower of the present value of continuing the PPAs and the expected costs of terminating them.

APMC

The Province, through its agent APMC, is party to the Partnership. The APMC has used judgement to estimate the net present value of the processing agreement with the Partnership, as well as to estimate the monthly toll commitments in this disclosure.

Derivative Contracts

ATB Financial has the following derivatives:

	2018	2017
	Fair Value	Fair Value
	In	millions
Interest rate derivatives (a)	$(113)	$65
Cross currency interest rate swaps	(5)	33
Forward commodity contracts (b)	16	15
Foreign currency derivatives	7	1
Embedded derivatives	(1)	(2)
Net derivative-related investments	$(96)	$112

(a)	The exposure to credit risk on the fair value of derivatives of $577 million (2017: $451 million) is reduced by $388 million resulting from entering into master netting agreements (2017: $246 million) and is reduced by $14 million in collateral agreements

(2017: $127 million) with counterparties resulting in a residual credit exposure of $175 million (2017: $78 million) of the derivative assets and $108 million (2017: $57 million) of the derivative liability.

(b)	Commodity price risk arises when ATB Financial offers deposit or derivative products where the value of the derivative instrument or rate of return on the deposit is linked to changes in the price of the underlying commodity. ATB Financial uses commodity-linked derivatives to fully hedge associated commodity risk exposure on these products and does not accept any net direct commodity price risk.

Liability for Pension Obligations

The government business enterprises have pension obligations of $107 million (2017: 145 million) comprised of $112 million (2017: $137 million) for employees in the Public Service Pension Plan, the Management Employees Pension Plan, the Supplementary Retirement Plan for Public Service Managers and $5 million in pension asset (2017: $8 million pension liability) in other pension plans.

Alberta Petroleum Marketing Commission

North West Redwater Partnership

On November 8, 2012, the Partnership announced the sanctioning of the construction of Phase 1 of the Sturgeon Refinery which it will build, own and operate. The Province via the APMC, has entered into agreements whereby the Partnership will process and market Crown royalty bitumen, or equivalent volumes, collected pursuant to the Bitumen Royalty in Kind initiative in order to capture additional value within Alberta. The Partnership will market the refined products (primarily ultra low sulphur diesel and low sulphur vacuum gas oil) on behalf of the APMC. There is financial risk to the APMC under these agreements related to the difference in price between bitumen supplied as feedstock and marketed refined products, relative to the costs of the processing toll.

62	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES – SCHEDULE 6 (continued)

Under the processing agreement, the APMC is obligated to pay a monthly toll comprised of: senior debt; operating costs; class A subordinated debt; equity; and incentive fees on 37,500 barrels per day of bitumen (75% of the project’s feedstock) for 30 years. The toll includes both flow through costs as well as costs of facility construction, estimated to be $9.7 billion (2017: $9.4 billion). The APMC has very restricted rights to terminate the agreement, and if it is terminated, the APMC remains obligated to pay its share of the senior secured debt component of the toll incurred to date. The term of the commitment begins on June 1, 2018. No amounts have been paid under this agreement to date.

The nominal tolls under the processing agreement, assuming $9.7 billion (2017: $9.4 billion) Facility Capital Cost (FCC), market interest rates and 2% operating cost inflation rate, are estimated above. The total estimated tolls have been increased by $70 million (2017: $1.2 billion) relative to March 2017, due primarily to higher debt tolls related to higher FCC offset by lower energy operating costs and interest rates. As at March 31, 2018, the Partnership has issued $6.4 billion (2017: $6.4 billion) in bonds at lower than anticipated rates.

No value has been ascribed to the anticipated refining profits available to the APMC over the term of the agreement.

Term Loan Provided to North West Redwater Partnership

As part of the Subordinated Debt Agreement with the Partnership, the APMC provided a $432 million loan (2017: $324 million). These amounts plus the accrued interest will be repaid on a straight-line basis over ten years by the Partnership beginning one year after commercial start-up of the Sturgeon Refinery. Upon initiation of commercial operations, the total amount of the term loan will be adjusted to reflect an agreed equity to debt ratio.

While loans to the Partnership are outstanding, the APMC is entitled to a 25% voting interest on the Executive Leadership Committee, which is charged with overseeing and making decisions on the construction and start-up of the Sturgeon Refinery. The APMC has significant influence over the Partnership because of the 25% voting interest. However, the APMC has no equity ownership interest in the Partnership and does not account for the Sturgeon Refinery or its operations in its financial statements.

Under the agreements related to the FCC for the Sturgeon Refinery, the financing structure is required to be 80% senior debt and 20% equity/subordinated debt. The APMC is committed to provide 50% of the subordinated debt required to meet this test. This commitment relates to incremental FCC from April 7, 2014, until completion. A final reconciliation of the amount of subordinated debt required will be done six months after Commercial Operation Date. The calculation of the 80/20 ratio allows for the deduction of the cumulative debt servicing costs (accrued interest) at this time, while prior to this time, the calculation does not allow for the deduction of accumulated debt servicing costs, which could result in a temporary need for additional subordinated debt lending by the APMC.

The APMC is forecasting to provide the Partnership an additional $13 million in 2018 (2017: $95 million) of subordinated debt. In 2018, the APMC anticipates the Partnership will repay $94 million (2017: $60 million) to the APMC as part of the final subordinated debt true-up six months after Commercial Operations Date.

North West Redwater Partnership Processing Agreement Assessment

The APMC uses a cash flow model to determine if the unavoidable costs of meeting the obligations under the Processing Agreement exceed the economic benefits expected to be received. The model uses a number of variables to calculate a discounted net cash flow for the APMC. Those variables include technical variables that arise from the design of the project such as catalyst volumes or energy consumption; pricing related variables such as crude oil prices (WTI), heavy-light differentials, ultra-low sulphur diesel-WTI premiums, exchange rates, capital costs, operating costs, interest rates, discount rates; and operating performance compared to capacity.

CONSOLIDATED FINANCIAL STATEMENTS	63

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES – SCHEDULE 6 (continued)

Technical inputs may be estimated with reasonable accuracy for a particular operating plan; however, revenues and costs that depend upon market prices are challenging to estimate, particularly over long future time periods. The Processing Agreement has a term of 30 years and may be renewed for successive five year periods at the APMC’s option. In order to perform the onerous contract analysis, the APMC’s management developed estimates for the key variables based on information from various sources including forecasts of global consultancies, reserve evaluation consultants, forward markets and the Province.

Based on the analysis, the APMC determined the net present value of future cash flows under the Processing Agreement to be positive and has not recognized a liability.

Keystone XL Pipeline Project

The APMC has entered into agreements for 50,000 barrels per day of pipeline transportation service capacity from Hardisty, Alberta to Port Arthur, Houston, Texas. The term of the contracts is 20 years and the in-service date is estimated to be mid 2021. The Keystone XL project has regulatory approval; however, the carrier has not announced Final Investment Decision (FID). Once FID occurs, the APMC is committed by the take-or-pay provisions of the contracts to pay approximately $130 million in tolls annually. Additional tolls will be incurred depending on the volumes APMC transports through the pipeline.

LOANS AND ADVANCES	SCHEDULE 7

	2018	2017
	In	millions
Loans and advances made under the authority of:
Alberta Capital Finance Authority Act (a)	$14,192	$14,033
Student Loan Act (b)	2,832	2,421
Agriculture Financial Services Act (c)	2,248	2,251
Alberta Treasury Branches Act (d)	331	345
Alberta Housing Act	-	21
Seniors’ Property Tax Deferral Act	22	17
Oil and Gas Conservation Act (e)	46	-
Financial Administration Act	31	11
Seniors’ Home Adaptation and Repair Act	13	7
	19,715	19,106
Less allowance for doubtful accounts	310	303
	$19,405	$18,803

The loan repayment terms are as follows:

	Principal (f)	Interest	Total Payments
		In millions
2018-19	$1,307	$608	$1,915
2019-20	1,193	570	1,763
2020-21	1,179	534	1,713
2021-22	1,053	500	1,553
2022-23	1,050	468	1,518
Thereafter	12,159	3,292	15,451
	$17,941	$5,972	$23,913

(a)	ACFA maintains a loan portfolio consisting of several different borrower categories, each with their own source of security to ensure repayment. Municipal loans on average yield 3.8% (2017: 3.9%) per annum.

64	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

LOANS AND ADVANCES – SCHEDULE 7 (continued)

(b)	Student loans become payable and interest is earned starting six months after students discontinue their studies or graduate. Loans are unsecured and are repayable to a maximum term of 114 months. The interest rates on student loans are a floating rate of prime or a fixed rate of prime plus 2%.

The allowance for repayment assistance is a provision that estimates the amount of loans receivable that will be forgiven through the repayment assistance program. The key assumptions used to determine the provision are future loan amounts approved for repayment assistance and loan forgiveness rates of 9.2% (2017: 8.5%).

(c)	The fair value of the Agriculture Financial Services loan is not disclosed. Determining fair values with sufficient reliability is not practical due to the absence of verifiable information from established financial markets for such loans. The weighted average annual interest rate of the agricultural loan portfolios is 3.9% (2017: 3.9%).

Loans have fixed interest rates for the term of the loan or renewal period. Loans have blended repayments during the term and can be repaid in full or part during the term without penalty. The loans are secured by tangible assets consisting predominantly of land followed by buildings, equipment and other assets. The estimated values of such assets are $5 billion (2017: $5 billion).

(d)	Pursuant to the Alberta Treasury Branches Act, the Province assesses a charge to ATB Financial as prescribed by the Alberta Treasury Branches Regulation. The payment in lieu of tax is settled by issuing subordinated debentures calculated as 23% of net income. The effective interest rate is 2.8% (2017: 3%) with maturities ranging from 2019 to 2023.

(e)	Pursuant to section 76.2 of the Oil and Gas Conservation Act, the Province entered into an agreement with Alberta Oil and Gas Orphan Abandonment and Reclamation Association (also known as Orphan Well Association or OWA) to provide OWA with a series of interest-free loan advances.

(f)	Some loans, such as loans under Student Loan Act, are excluded from the repayment schedule as no terms of repayment have been established.

DEBT	SCHEDULE 8

Fiscal Year of Maturity Ending March 31	Debt (a)
	Effective		(in Canadian dollars)		2018	2017
	Interest Rate (b)	Canadian Dollar	US Dollar	Other Currencies	Total	Total
			In millions
Floating rate debt 2018	-	$-	$-	$-	$-	$-
2019	1.72%	1,500	-	-	1,500	1,500
2021	1.75%	480	-	-	480	480
Fixed rate debt 2018	-	-	-	-	-	5,481
2019	1.80%	4,176	3,976	-	8,152	799
2020	2.45%	1,823	2,999	-	4,822	4,826
2021	1.89%	2,978	1,646	-	4,624	4,637
2022	1.44%	2,917	702	1,309	4,928	4,685
2023	2.46%	2,812	1,891	-	4,703	-
2019 - 2023 (< 5 years)	1.98%	16,686	11,214	1,309	29,209	22,408
2024-2028 (6-10 yrs)	2.77%	10,828	2,932	497	14,257	12,090
2029-2038 (11-20 yrs)	3.67%	5,485	-	353	5,838	5,970
2039-2048 (21-30 yrs)	3.23%	13,600	-	913	14,513	9,341
Total debt issued at face value	2.61%	$46,599	$14,146	$3,072	$63,817	$49,809
Unamortized discount					(285)	(230)
Total amortized cost					$63,532	$49,579

CONSOLIDATED FINANCIAL STATEMENTS	65

DEBT – SCHEDULE 8 (continued)

(a)	Debt includes the following foreign currency denominated debt that is fully hedged to Canadian dollars to eliminate exposure to future fluctuations in exchange rates. Fully hedged foreign currency debt is translated into Canadian dollars at the rate of exchange established by the hedging instrument.

	Debt at Par		Debt at cost (CAD$)
Fully Hedged Foreign Currency	2018	2017	2018	2017
US dollars	$10,855	$5,600	$14,137	$7,275
British pounds sterling	£800	£650	1,309	1,061
Euros	€637	€637	911	912
Australian dollars	$865	$200	851	192

(b)	The effective interest rate is based on the weighted average of debt issues. The effective rate is the rate that exactly discounts estimated future cash payments through the expected term of the debt to the net carrying amount and includes the effects of interest rate and currency swaps.

The consolidated gross debt of the Province totalling $69,429 million (2017: $53,033 million) is comprised of debt of the Province totalling $63,532 million (2017: $49,579 million) and debt of government business enterprises totalling $5,897 million (2017: $3,454 million).

The consolidated gross debt servicing cost of the Province totalling $1,497 million (2017: $1,078 million) is comprised of $1,420 million (2017: $1,017 million) on debt of the Province and ACFA and $77 million (2017: $61 million) on debt of government business enterprises.

Derivative Financial Instruments

Derivative financial instruments include forward foreign exchange contracts, cross currency swaps and interest rate swaps, which are used to hedge exposure to various risks associated with debt. The hedge effectiveness is the extent to which the hedge transaction results in offsetting changes in cash flow that the transaction was intended to provide. The effectiveness of a hedge agreement is determined on each payment settlement date, when the cash flow matches the initial expectations of the hedge agreement. Associated with these instruments are credit risks that could expose the Province to potential losses. Credit risk relates to the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Province minimizes its credit risk associated with these contracts by dealing with only credit worthy counterparties. At March 31, 2018, the net fair value of these contracts totalled $(229) million (2017: $(143) million).

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 9

Pension Plans

The Province is the trustee for the following pension plans under the Public Sector Pension Plans Act: Local Authorities Pension Plan (LAPP), Management Employees Pension Plan (MEPP), Public Service Pension Plan (PSPP), Special Forces Pension Plan (SFPP) and the Public Service Management (Closed Membership) Pension Plan (PSMC). The Province is also the trustee for the Provincial Judges and Masters in Chambers Pension Plan (PJMCPP) under the Provincial Court Act and the Supplementary Retirement Plan for Public Service Managers (MSRP) under the Supplementary Retirement Plan – Retirement Compensation Arrangement Directive (Treasury Board Directive 01-06). All of these pension plans are open with the exception of PSMC.

Financial statements for all of these pension plans as of their December 31, 2017 year end or March 31, 2018 year end are reported as supplementary information in the Ministry of Treasury Board and Finance Annual Report. All of the plans, except the PJMCPP, are multi-employer plans.

The Teachers’ Pension Plan (Teachers’) and the Universities Academic Pension Plan (UAPP) are administered by their respective boards.

66	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

In addition to the aforementioned plans, there are several agencies which maintain their own plans to compensate senior staff members that do not participate in the regular government pension plans. These entities include the Alberta Energy Regulator, Alberta Utilities Commission, Alberta Securities Commission and some SUCH sector entities. Summaries of these plans are included in these financial statements as Supplementary Executive Retirement Plans (SERP). Additional information can be found in the entities’ financial statements.

The following is a summary of the plans for the year ended March 31, 2018:

Defined Benefit Pension Plans	Approximate Number of Active Employees	Average Age of Active Employees	Approximate Number of Former Employees Entitled to Future Benefits (b)	Approximate Number of Retirees Receiving Benefits	Employee Contributions	Employer Contributions	Benefit Payments
					In millions

LAPP	160,573	46	34,465	65,872	$1,242	$1,331	$1,575
PSPP	42,760	45	15,019	26,545	366	363	577
MEPP	5,557	49	1,007	5,357	82	107	236
MLAPP	-	-	-	110	-	-	4
MSRP	1,059	53	212	1,071	4	4	9
PJMCPP (a)	127	62	4	164	1	3	8
PSMC (a)	1	64	57	1,689	-	-	49
SFPP (a)	4,454	41	210	2,630	47	43	118
Teachers’ Pre-92	5,556	55	985	25,910	-	-	473
Teachers’ Post-92	39,326	42	6,696	23,735	421	411	472
UAPP (a)	8,159	49	2,141	5,393	132	142	258

(a)	During the year these plans also received contributions, primarily related to pre-1992 commitments, from the Province as follows: PJMCPP $1 million, PSMC $48 million, SFPP $6 million, UAPP Pre-1992 $12 million and MLAPP $4 million.

(b)	Includes vested former employees in the pension plan and non-vested former employees entitled to a refund of their contributions.

The plans provide a defined benefit retirement income based on a formula for each plan that considers final average years of salary, length of service and a percentage ranging from 1.4% to 2% per year of service.

The Province accounts for the liabilities for pension obligations on a defined benefit basis as a participating employer for former and current employees in LAPP, MEPP, MSRP, PJMCPP, PSPP, Teachers’ and UAPP for the government’s consolidated reporting entities except for government business enterprises that are required to account directly for participation in the public service pension plans under IFRS.

In addition, the Province accounts for the specific commitments made for pre-1992 pension obligations to the Teachers’, PSMC, UAPP and SFPP. In 1992, there was pension plan reform resulting in pre-1992 and post-1992 arrangements for several pension plans.

The Province also accounts for the obligation to the Members of the Legislative Assembly Pension Plan (MLAPP).

CONSOLIDATED FINANCIAL STATEMENTS	67

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

The following table contains summary information on these specific pension plans. Complete financial reporting is available through each pension plan. Pension liabilities are as follows:

	2018		2017
	Pension Liabilities	Pension Recovery (Schedule 3)	Pension Liabilities
		In millions
Liabilities for the Province’s employer share for former and current employees
LAPP (a)	$-	$(187)	$187
MEPP (b)	-	-	-
MSRP (c)	55	5	50
PJMCPP (d)	8	(15)	23
PSPP (e)	16	(101)	117
Teachers’ (f)	450	(67)	517
UAPP (g)	205	(25)	230
SERP (h)	60	1	59
	794	(389)	1,183
Liabilities for the Province’s commitment towards pre-1992 obligations
Teachers’ (f)	7,774	(110)	7,884
PSMC (i)	506	(24)	530
UAPP (g)	244	(50)	294
SFPP (g)	70	(20)	90
	8,594	(204)	8,798
MLAPP (j)	42	-	42
	$9,430	$(593)	$10,023

Pension recovery represents the change in pension liabilities.

The following is a description of each pension plan:

(a)	The LAPP is a contributory defined benefit pension plan for eligible employees of local authorities and approved public bodies. These include cities, towns, villages, municipal districts, hospitals, Alberta Health Services, school divisions, school districts, colleges, technical institutes, certain commissions, foundations, agencies, libraries, corporations, associations, and societies. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by actuarial funding valuations are expected to be funded by special payments currently totalling 6.5% of pensionable earnings shared equally between employees and employers until December 31, 2028. Current service costs are funded by employers and employees.

(b)	The MEPP is a contributory defined benefit pension plan for eligible management employees of the Province and certain approved provincial agencies and public bodies. Members of the former Public Service Management Pension Plan who were active contributors at August 1, 1992 and have not withdrawn from the Plan since that date, continue as members of this Plan. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies, as determined by the December 31, 2015 actuarial funding valuation, are being funded by special payments currently totalling 5% of pensionable earnings shared between employees and employers until December 31, 2024. Thereafter, the special payments will decrease to 2.9% until December 31, 2027. Current service costs are funded by employers and employees.

(c)	The MSRP is a contributory defined benefit pension plan for certain public service managers of designated employers who participate in the MEPP and whose annual salary exceeds the maximum pensionable salary limit under the Income Tax Act. The Plan is supplementary to the MEPP. The contribution rates in effect at December 31, 2017, were at 12.8% (2016: 12.8%) of pensionable salary in excess of the maximum pensionable salary limit for eligible employees and designated employers.

68	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

(d)	The Provincial Judges and Masters in Chambers Registered and Unregistered Pension Plans are contributory defined benefit pension plans for Judges and Masters in Chambers of the Province. Current service costs in the Registered Plan are funded by the Province and plan members at rates which are expected to provide for all benefits payable under the plan. The rates in effect at March 31, 2018, are 7% of capped salary for plan members and 17.8% of capped salary for the Province. The Unregistered Plan contribution rates in effect at March 31, 2018, are unchanged at 7% of pensionable salary in excess of capped salary for members and 7% of the excess for the Province. Benefits are payable by the Province if assets are insufficient to pay for all benefits under the plans.

(e)	The PSPP is a contributory defined benefit pension plan for eligible employees of the Province, approved provincial agencies and public bodies. In accordance with the Public Sector Pension Plans Act, the actuarial deficiencies as determined by an actuarial funding valuation are expected to be funded by special payments currently totalling 4.3% of pensionable earnings shared equally between employees and employers until December 31, 2026. Current service costs are funded by employers and employees.

(f)	The Teachers’ Pension Plans Act requires all teachers under contract with jurisdictions in Alberta to contribute to the Teachers’ Pension Plan. The Province assumed responsibility for the entire unfunded pre-1992 pension obligation of the Teachers’ Pension Plan. The costs of all benefits paid under the pre-1992 Teachers’ Pension Plan are paid by the Province. In addition, the Province is responsible for 50% of the unfunded liability, any current service costs and certain cost of living benefits for service after August 1992.

(g)	Under the Public Sector Pension Plans Act, the Province has a liability for payment of additional contributions under defined benefit pension plans for certain employees of post-secondary educational institutions and municipalities. The plans are the Universities Academic and Special Forces pension plans.

For the UAPP, the unfunded liability for service credited prior to January 1, 1992, is being financed by additional contributions of 1.3% of pensionable salaries by the Province and contributions by employees and employers to fund the remaining amount, as determined by the plan valuation, over the period ending on or before December 31, 2043. Current service costs are funded by employers and employees.

For the SFPP, the unfunded liability for service credited prior to January 1, 1992, is being financed by additional contributions in the ratio of 45.5% by the Province and 27.3% each by employers and employees, over the period ending on or before December 31, 2036. Current service costs are funded by employers and employees. The Act provides that payment of all benefits arising from pensionable service prior to 1994, excluding post-1991 cost of living adjustment benefits, is guaranteed by the Province.

(h)	Certain consolidated entities provide defined SERP for certain management staff, and other benefit plans for all or specific groups of staff, depending on the plans. The cost of these benefits are actuarially determined on an annual basis using the projected benefit method pro-rated on services, a market interest rate, and management’s best estimate of expected costs and the period of benefit coverage.

(i)	The PSMC provides benefits to former members of the Public Service Management Pension Plan who were retired, were entitled to receive a deferred pension or had attained 35 years of service before August 1, 1992. The costs of all benefits under the Plan are paid by the Province.

(j)	The Province has a liability for payment of pension benefits under a defined benefit pension plan for Members of the Legislative Assembly. Active participation in this plan was terminated as of June 1993, and no benefits can be earned for service after that date. The costs for all benefits under the plan are paid by the Province.

CONSOLIDATED FINANCIAL STATEMENTS	69

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

The liability for pension obligations as a participating employer is as follows:

				Teachers’			2018	2017
				Pension
				Plan
As at March 31, 2018	LAPP	MEPP	PSPP	Post-1992	UAPP	Others (d)	Total	Total
				In millions

Net assets available for benefits (a)	$42,729	$5,039	$13,426	$15,811	$4,927	$634
Pension obligation	37,893	4,173	12,150	14,150	5,374	755
Pension plan (surplus)/deficit (a)	(4,836)	(866)	(1,276)	(1,661)	447	121
Unamortized gains (b)	4,882	640	1,386	2,516	299	2
Timing differences (c)	(251)	(23)	(76)	-	-	-
(Accrued benefit asset)/Future benefit liability	$(205)	$(249)	$34	$855	$746	$123
Liability for the Province’s share for former and current employees	-	-	16	450	205	123	794	1,183
Liability for the Province’s commitment towards pre-1992 obligation							8,594	8,798
MLAPP							42	42
Total pension liability of the Province							$9,430	$10,023

(a)	These numbers are as reported in the 2017 financial statements of the pension plan, except for the Teachers’ Post-1992 Pension Plan and the UAPP which use numbers as reported in actuarial reports.

(b)	Under PSAS, gains and losses are amortized over the employee expected average remaining service life of the employees of each plan, which ranges from eight to 11 years.

(c)	Accounting timing differences between the pension plan fiscal year ends and March 31 for payments and interest expense.

(d)	Others include the MSRP, PJMCPP and SERP.

70	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

The pension expense for the Province is as follows:

				Teachers’ Pension Plan				2018	2017
	LAPP	MEPP	PSPP	Pre-92	Post-92	UAPP	Others(c)	Total	Total
				In millions
Pension expense
Current period benefit cost (a)	$1,825	$139	$470	$-	$492	$89	$32	$3,047	$2,898
Amortization of actuarial (gains) and losses (b)	(1)	85	51	-	146	-	23	304	104
Total	$1,824	$224	$521	$-	$638	$89	$55	$3,351	$3,002
Province’s share of pension expense	$582	$125	$233	$-	$319	$89	$55	$1,403	$1,246
Interest expense
Interest on pension liability (a)	4	(16)	(12)	291	(99)	16	33	217	270
Total pension expense of the Province	$586	$109	$221	$291	$220	$105	$88	$1,620	$1,516

(a)	As reported in pension plan financial statements or actuarial reports. Numbers in UAPP are net of employees’ share.

(b)	Except for SFPP, numbers are adjusted to March 31, 2018.

(c)	Others includes the MSRP, PJMCPP, SFPP, SERP, MLAPP and PSMC.

Pension liabilities are based upon actuarial valuations performed at least triennially using the projected benefit method pro-rated on services and actuarial extrapolations performed at December 31, 2017 or March 31, 2018. The assumptions used in the valuations and extrapolations were adopted after consultation between the pension plan boards, the government and the actuaries, depending on the plan, and represent best estimates of future events. The non-economic assumptions include considerations such as mortality as well as withdrawal and retirement rates. The primary economic assumptions include salary escalation rate, discount rate and inflation rate. Each plan’s future experience will inevitably vary, perhaps significantly, from the assumptions. Any differences between the actuarial assumptions and future experience will emerge as gains or losses in future valuations. Gains and losses are amortized over the expected average remaining service lives of the related employee groups.

CONSOLIDATED FINANCIAL STATEMENTS	71

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS – SCHEDULE 9 (continued)

The date of actuarial extrapolation and primary economic assumptions used for accounting purposes were:

Plan	Latest Valuation Date	Latest Extrapolation Date	Salary Escalation Rate %	Inflation Rate %	Discount Rate (a) %

Teachers’ Pre-1992 Pension Plan	31-Aug-17	31-Mar-18	-	2.00	3.70
Teachers’ Post-1992 Pension Plan	31-Aug-17	31-Mar-18	3.00	2.00	6.50
PSMC	31-Dec-14	31-Dec-17	-	2.00	3.70
UAPP	31-Dec-16	31-Mar-18	3.00	2.00	6.00
LAPP	31-Dec-16	31-Dec-17	3.00	2.00	6.00
PSPP	31-Dec-16	31-Dec-17	3.00	2.00	6.10
MLAPP	31-Mar-18	31-Mar-18	-	2.00	3.70
MEPP	31-Dec-15	31-Dec-17	3.00	2.00	6.40
PJMCPP, Unregistered	31-Mar-17	31-Mar-18	3.00	2.00	4.60
PJMCPP, Registered	31-Mar-17	31-Mar-18	3.00	2.00	5.30
MSRP	31-Dec-16	31-Dec-17	3.00	2.00	5.90
SFPP	31-Dec-16	31-Dec-17	3.00	2.00	5.90

(a)	The discount rate is the expected rate of return for plans with assets and is also the discount rate used to measure the actuarial liability.

The actual return on major funded plans’ assets during the period ranges from 7.7% to 11.3%

(2017: 5.8% to 7.1%). This range includes returns for LAPP, Teachers’ Post-1992 Plan, PSPP, MEPP, SFPP and UAPP.

A separate pension plan fund is maintained for each pension plan except for the Teachers’ Pre-1992 Pension Plan and the MLAPP. Each pension plan fund reports annually through financial statements.

Long Term Disability Income Continuance Plans

The Province administers two long-term disability income continuance plans. As at March 31, 2018, the Bargaining Unit Plan reported an actuarial surplus of $112 million (2017: surplus of $102 million) and the Management, Opted Out and Excluded Plan reported an actuarial surplus of $30 million

(2017: surplus of $31 million). At March 31, 2018, the Province did not recognize these accrued benefit assets.

72	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

DEFERRED CONTRIBUTIONS	SCHEDULE 10

Deferred contributions represent funding or capital assets received from the Government of Canada or other sources with stipulations or external restrictions related to the use of the funding or capital assets. Operating contributions are recognized as revenue when the funding is spent for the restricted purposes. Capital contributions are recognized as revenue over the estimated useful life of the underlying capital assets once constructed or acquired.

Unspent Deferred Contributions
	2018	2017
	In	millions
Deferred operating contributions
Deferred operating contributions beginning of year	$909	$968
Contributions received	1,373	1,159
Transfers and adjustments	68	(144)
Deferred operating contributions recognized as revenue	(1,257)	(1,074)
Deferred operating contributions end of year	1,093	909
Unspent deferred capital contributions
Unspent deferred capital contributions beginning of year	292	205
Adjustments from prior period	-	(70)
Contributions restricted for capital	295	352
Transfers to spent deferred capital contributions	(371)	(260)
Transfers from other accounts	18	70
Transfers to revenue	(10)	(5)
Unspent deferred capital contributions end of year	224	292
Unspent deferred contributions end of year	$1,317	$1,201

Spent Deferred Capital Contributions
	2018	2017
	In	millions
Spent deferred capital contributions beginning of year	$2,786	$2,698
Adjustments from prior period	22	3
Transfers from unspent deferred capital contributions	371	260
Transfers from other accounts	47	50
Deferred capital contributions recognized as revenue	(217)	(225)
Spent deferred capital contributions end of year	$3,009	$2,786

CONSOLIDATED FINANCIAL STATEMENTS	73

LIABILITIES UNDER PUBLIC PRIVATE PARTNERSHIPS	SCHEDULE 11

The Province has entered into 35-year contracts for the design, finance, build, operations and maintenance of ring road segments under the following P3: Anthony Henday - South East, North West and North East Edmonton Ring Road, and Stoney Trail - North East, South East and South West Calgary Ring Road. The Province has entered into 32-year contracts for the design, finance, build, and maintenance of schools under the Alberta Schools Alternative Procurement Phase 1, Phase 2 and Phase 3 projects. These contracts include a construction period followed by a 30-year operations period for the ring roads and a 30-year maintenance period for the schools. The Province has also entered into a 12-year contract for the design, finance, build and operation of the Evan Thomas Water & Wastewater Treatment Facilities which includes a construction period followed by a 10-year operations period.

The details of the contract under construction are as follows:

			Scheduled	Date Capital
		Date Contract	Completion	Payments
	Contractor	Entered Into	Date	Begin
South West Calgary Ring Road	Mountain View General Partners General Partnership	September 2016	October 2021	October 2020

The details of the contracts for those projects that are already operational are as follows:

	Contractor	Date Contract Entered Into	Completion Date	Date Capital Payments Began
Anthony Henday – South	Access Roads	January 2005	October 2007	November 2007
East Edmonton Ring Road	Edmonton Ltd.
Stoney Trail – North	Stoney Trail Group	February 2007	October 2009	November 2009
East Calgary Ring Road
Alberta Schools Alternative	BBPP Alberta	September 2008	June 2010	July 2010
Procurement Phase 1	Schools Ltd.
Anthony Henday – North	NorthwestConnect	July 2008	October 2011	November 2011
West Edmonton Ring Road	General Partnership
Alberta Schools Alternative	B2L Partnership	April 2010	June 2012	August 2012
Procurement Phase 2
Stoney Trail – South	Chinook Roads	March 2010	November 2013	November 2013
East Calgary Ring Road	Partnership
Alberta Schools Alternative	ABC Schools	September 2012	June 2014	July 2014
Procurement Phase 3	Partnership
Evan Thomas Water &	EPCOR Water	October 2012	August 2014	August 2014
Wastewater Treatment Facilities	Services Inc.
Anthony Henday – North East	Capital City Link	May 2012	September 2016	October 2016
Edmonton Ring Road	General Partnership

74	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

LIABILITIES UNDER PUBLIC PRIVATE PARTNERSHIPS – SCHEDULE 11 (continued)

The calculation of the P3 liabilities is as follows:

	2018	2017
	In	millions

Liabilities beginning of year	$2,763	$2,731
Additions to liabilities during the year	181	83
Principal payments	(62)	(51)
Liabilities end of year	$2,882	$2,763

Estimated payment requirements for each of the next five years and thereafter are as follows:

Capital Payments
In millions

2018-19	$184
2019-20	185
2020-21	188
2021-22	193
2022-23	194
Thereafter	3,796
4,740
Less net present value of interest	(1,858)
Total liabilities	$2,882

The capital payments for P3 are fixed, equal monthly payments for the privately financed portion of the costs of building the infrastructure. The present value of these capital payments is recorded as a liability on the Consolidated Statement of Financial Position.

CONSOLIDATED FINANCIAL STATEMENTS	75

TANGIBLE CAPITAL ASSETS	SCHEDULE 12

		General Capital Assets						Infrastructure Assets				2018	2017
												Total	Total
				Computer				Provincial		Dams and
				Hardware				Highways,		Water
				and		Sub	Land	Roads and		Management	Sub
	Land (a)	Buildings (b)	Equipment (c)	Software	Other (d)	Total	Improvements (e)	Airstrips (f)	Bridges	Structures (g)	Total
Estimated Useful Life	Indefinite	10-50 yrs	3-25 yrs	3-10 yrs	3-50 yrs		10-40 yrs	20-50 yrs	50 yrs	25-80 yrs
							In millions
Historical Cost (h)
Beginning of year	$2,660	$37,838	$6,763	$4,552	$1,211	$53,024	$570	$22,267	$2,248	$1,466	$26,551	$79,575	$75,513
Additions	58	2,589	503	438	61	3,649	50	1,193	77	36	1,356	5,005	4,429
Transfers and adjustments (i)	1	(1)	(8)	(3)	(7)	(18)	(1)	(58)	-	57	(2)	(20)	(28)
Disposals including write-downs	(26)	(53)	(664)	(73)	(6)	(822)	-	(12)	(1)	-	(13)	(835)	(339)
	2,693	40,373	6,594	4,914	1,259	55,833	619	23,390	2,324	1,559	27,892	83,725	79,575
Accumulated Amortization
Beginning of year	-	14,198	4,688	3,589	863	23,338	327	6,007	648	456	7,438	30,776	28,816
Amortization expense	-	973	413	303	62	1,751	15	499	54	18	586	2,337	2,283
Transfers and adjustments (i)	-	-	(4)	(3)	(3)	(10)	-	-	-	-	-	(10)	(25)
Effect of disposals including write-downs	-	(41)	(654)	(71)	(6)	(772)	-	(5)	-	-	(5)	(777)	(298)
	-	15,130	4,443	3,818	916	24,307	342	6,501	702	474	8,019	32,326	30,776
Net Book Value at March 31, 2018	$2,693	$25,243	$2,151	$1,096	$343	$31,526	$277	$16,889	$1,622	$1,085	$19,873	$51,399
Net Book Value at March 31, 2017	$2,660	$23,640	$2,075	$963	$348	$29,686	$243	$16,260	$1,600	$1,010	$19,113		$48,799

(a)	Land includes land acquired for parks and recreation, building sites, infrastructure and other program use. It does not include land held for resale or Crown lands acquired by right.

(b)	The cost of buildings under capital leases is $53 million (2017: $188 million).

(c)	Equipment includes SuperNet, vehicles, heavy equipment, fire protection equipment, office equipment and furniture, and other equipment.

(d)	Other tangible capital assets include leasehold improvements (amortized over the life of the lease).

(e)	Land improvements include parks development and grazing reserves.

(f)	Provincial highways and roads consist of original pavement, roadbed, drainage works and traffic control devices, and include secondary highways and bridges and some key arterial roadways within cities. Included in these numbers are $2,479 million in historical cost (2017: $2,298 million) and $245 million in accumulated amortization (2017: $199 million) for alternatively financed capital assets.

(g)	Dams and water management structures include dams, reservoirs, weirs, canals, dikes, ditches, channels, diversions, cut-offs, pump houses and erosion protection structures. Measurement uncertainty exists in the estimated useful life of dams and water management structures.

(h)	Historical costs include $5,493 million (2017: $4,746 million) in construction in progress which will not be amortized until the tangible capital assets are completed and in use.

(i)	Transfers and adjustments relate to accounting policy alignments and reclassifications between capital asset categories.

76	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

LISTING OF ORGANIZATIONS	SCHEDULE 13

The financial results of the following entities are included in these financial statements:

GOVERNMENT COMPONENTS

Offices of the Legislative Assembly

Support to the Legislative Assembly

Office of the Auditor General

Office of the Ombudsman

Office of the Chief Electoral Officer

Office of the Ethics Commissioner

Office of the Information and Privacy Commissioner

Office of the Child and Youth Advocate

Office of the Public Interest Commissioner

Departments

Advanced Education

Agriculture and Forestry

Children’s Services

Community and Social Services

Culture and Tourism

Economic Development and Trade

Education

Energy

Environment and Parks

Executive Council

Health

Indigenous Relations

Infrastructure

Justice and Solicitor General

Labour

Municipal Affairs

Seniors and Housing

Service Alberta

Status of Women

Transportation

Treasury Board and Finance

Regulated Funds

Access to the Future Fund

Alberta Cancer Prevention Legacy Fund

Alberta Heritage Foundation for Medical Research Endowment Fund

Alberta Heritage Savings Trust Fund

Alberta Heritage Scholarship Fund

Alberta Heritage Science and Engineering Research Endowment Fund

CONSOLIDATED FINANCIAL STATEMENTS	77

LISTING OF ORGANIZATIONS– SCHEDULE 13 (continued)

Regulated Funds (continued)

Alberta Lottery Fund

Alberta Risk Management Fund

Alberta School Foundation Fund

Climate Change and Emissions Management Fund

Environmental Protection and Enhancement Fund

Historic Resources Fund

Human Rights Education and Multiculturalism Fund

Land Stewardship Fund

Post-closure Stewardship Fund

Provincial Judges and Masters in Chambers Reserve Fund

Supplementary Retirement Plan Reserve Fund

Victims of Crime Fund

GOVERNMENT ORGANIZATIONS(a)

Agriculture Financial Services Corporation

Alberta Capital Finance Authority

Alberta Energy Regulator

Alberta Enterprise Corporation

Alberta Foundation for the Arts

Alberta Historical Resources Foundation

Alberta Innovates Corporation

Alberta Insurance Council

Alberta Investment Management Corporation

Alberta Local Authorities Pension Plan Corporation

Alberta Pensions Services Corporation

Alberta Securities Commission

Alberta Social Housing Corporation

Alberta Sport Connection

Alberta Transportation Safety Board

Alberta Utilities Commission Energy

Efficiency Alberta

Gainers Inc.

Natural Resources Conservation Board

N. A. Properties (1994) Ltd.

Safety Codes Council

Travel Alberta Corporation

School Jurisdictions and Charter Schools

Almadina School Society

Aspen View Public School Division No. 78

Aurora School Ltd.

78	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

LISTING OF ORGANIZATIONS– SCHEDULE 13 (continued)

School Jurisdictions and Charter Schools (continued)

Battle River Regional Division No. 31

Black Gold Regional Division No. 18

Boyle Street Education Centre

Buffalo Trail Public Schools Regional Division No. 28

Calgary Arts Academy Society

Calgary Girls’ School Society

Calgary Roman Catholic Separate School District No. 1

Calgary School District No. 19

Canadian Rockies Regional Division No. 12

CAPE-Centre for Academic and Personal Excellence Institute

Chinook’s Edge School Division No. 73

Christ the Redeemer Catholic Separate Regional Division No. 3

Clearview School Division No. 71

Connect Charter School Society

East Central Alberta Catholic Separate Schools Regional Division No. 16

East Central Francophone Education Region No. 3

Edmonton Catholic Separate School District No. 7

Edmonton School District No. 7

Elk Island Catholic Separate Regional Division No. 41

Elk Island Public Schools Regional Division No. 14

Evergreen Catholic Separate Regional Division No. 2

Foothills School Division No. 38

Fort McMurray Public School District No. 2833

Fort McMurray Roman Catholic Separate School District No. 32

Fort Vermilion School Division No. 52

Foundations for the Future Charter Academy Charter School Society

Golden Hills School Division No. 75

Grande Prairie Roman Catholic Separate School District No. 28

Grande Prairie School District No. 2357

Grande Yellowhead Public School Division No. 77

Grasslands Regional Division No. 6

Greater North Central Francophone Education Region No. 2

Greater St. Albert Roman Catholic Separate School District No. 734

High Prairie School Division No. 48

Holy Family Catholic Regional Division No. 37

Holy Spirit Roman Catholic Separate Regional Division No. 4

Horizon School Division No. 67

Lakeland Roman Catholic Separate School District No. 150

Lethbridge School District No. 51

Living Waters Catholic Regional Division No. 42

Livingstone Range School Division No. 68

Medicine Hat Roman Catholic Separate School District No. 21

CONSOLIDATED FINANCIAL STATEMENTS	79

LISTING OF ORGANIZATIONS– SCHEDULE 13 (continued)

School Jurisdictions and Charter Schools (continued)

Medicine Hat School District No. 76

Mother Earth’s Children’s Charter School Society

New Horizons Charter School Society

Northern Gateway Regional Division No. 10

Northern Lights School Division No. 69

Northland School Division No. 61

Northwest Francophone Education Region No. 1

Palliser Regional Division No. 26

Parkland School Division No. 70

Peace River School Division No. 10

Peace Wapiti School Division No. 76

Pembina Hills Regional Division No. 7 (including Alberta Distance Learning Centre)

Prairie Land Regional Division No. 25

Prairie Rose School Division No. 8

Red Deer Catholic Regional Division No. 39

Red Deer Public School District No. 104

Rocky View School Division No. 41

St. Albert Public School District No. 5565

St. Paul Education Regional Division No. 1

St. Thomas Aquinas Roman Catholic Separate Regional Division No. 38

Sturgeon School Division No. 24

Southern Francophone Education No. 4

Suzuki Charter School Society

Valhalla School Foundation

Westmount Charter School Society

Westwind School Division No. 74

Wetaskiwin Regional Division No. 11

Wild Rose School Division No. 66

Wolf Creek School Division No. 72

Post-secondary Institutions

Alberta College of Art and Design

Athabasca University

Banff Centre

Bow Valley College

Grande Prairie Regional College

Keyano College

Lakeland College

Lethbridge College

80	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

LISTING OF ORGANIZATIONS– SCHEDULE 13 (continued)

Post-secondary Institutions (continued)

MacEwan University

Medicine Hat College

Mount Royal University

NorQuest College

Northern Alberta Institute of Technology

Northern Lakes College

Olds College

Portage College

Red Deer College

Southern Alberta Institute of Technology

University of Alberta

University of Calgary

University of Lethbridge

Alberta Health Services and Other Health Entities

Alberta Health Services

Health Quality Council of Alberta

The following organizations are accounted for on the modified equity basis in these financial statements:

GOVERNMENT BUSINESS ENTERPRISES (a)

Alberta Gaming and Liquor Commission

Alberta Petroleum Marketing Commission

ATB Financial

Balancing Pool

Credit Union Deposit Guarantee Corporation

(a) Subsidiaries of government organizations and government business enterprises are not included in the list.

CONSOLIDATED FINANCIAL STATEMENTS	81

Glossary (Unaudited)

Absolute return strategies: Absolute return strategies (hedge funds) encompass a wide variety of investments with the objective of realizing positive returns regardless of the overall market direction.

A common feature of many of these strategies is buying undervalued securities and selling short overvalued securities. Some of the major types of strategies include long/short equity, merger arbitrage, fixed income arbitrage, macroeconomic strategies, convertible arbitrage, distressed securities and short selling.

Accrued interest: Interest income that has been earned but not paid in cash at the financial statement date.

Alternative investments: Investments considered outside of the traditional asset class of stocks, bonds and cash. Examples include hedge funds, private equities, private income, timberland and asset-backed commercial paper.

Amortized cost: Amortized cost is the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Ask price: The price that a seller is willing to accept for a security, also known as the offer price.

Asset mix: The percentage of an investment fund’s assets allocated to major asset classes (for example 50% equities, 30% interest-bearing securities and 20% inflation sensitive and alternative investments).

Bid price: The price that a buyer is willing to pay for a security.

Cash equivalents: Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

Credit risk: The risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Currency risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Debenture: A financial instrument showing a debt where the issuer promises to pay interest and repay the principal by the maturity date. It is usually unsecured, meaning there are no liens or pledges on specific assets.

Debt servicing cost: Debt servicing cost consists of interest paid on various forms of government debt.

Defined benefit pension plan: A pension plan that specifies either the benefits to be received by an employee, or the method of determining those benefits, such as a pension benefit equal to two percent of the average of the five highest consecutive years’ salary times the total years of service.

Derecognition: The removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivative contract: Financial contracts, the value of which is derived from the value of underlying assets, indices, interest rates, or currency rates. They usually give rise to a financial asset of one party and a financial liability or equity instrument of another party, require no initial net investment and are settled at a future date.

Discount: The difference between the price paid for a security and the security’s par or face value. Because price fluctuates with interest rates, price will differ from the face value. For example, if interest rates are higher than the coupon rate, then the security is sold at a discount.

Emerging market: An economy in the early stages of development, with markets of sufficient size and liquidity and receptive to foreign investment.

Endowment funds: Endowment funds generally are established by donor gifts and bequests to provide a permanent endowment, which is to provide a permanent source of income, or a term endowment, which is to provide income for a specified period. The principal restriction is that the original contribution should be maintained intact in perpetuity. The income generated from the endowments may or may not be restricted in how they are used.

82	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Glossary (continued)

Fair value: The amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is similar to market value.

Financial asset: Assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. A financial asset could be cash, a right to receive cash or another financial asset from another party, a right to exchange financial instruments with another party under conditions that are potentially favourable or equity of another entity.

First-in, first-out: A method of valuing inventory where the cost of the first goods purchased or acquired is the cost assigned to the first goods sold. Therefore, the cost allocated to the inventory items on hand at the end of the period is the cost of those items most recently acquired.

Fixed income instrument: Interest-bearing instrument that provides a return in the form of fixed periodic payments and eventual return of principal at maturity, or money market instrument such as treasury bills and discount notes.

Floating rate: An interest rate that is reset periodically, usually every couple of months or sometimes daily.

Government business enterprise: A government organization that is a separate legal entity with the power to contract in its own name and that can sue and be sued; has been delegated the financial and operational authority to carry on a business; sells goods and services to individuals and organizations outside of the government reporting entity as its principal activity; and can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside of the government reporting entity.

Hedging: An activity designed to manage exposure to one or more risks. When management designates a hedging relationship, it must identify the specific items included in the hedging relationship, the risk that is being hedged, and the period over which the hedging relationship is intended to be effective. The designation of the hedging relationship is documented formally in the entity’s records when designation occurs.

Interest rate risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of future changes in market interest rates.

Liquidity: The ease with which an asset can be turned into cash and the certainty of the value it will obtain.

Liquidity risk: The risk of insufficient cash to meet financial commitments. This refers to a disruption in which funds cannot be raised in capital markets due to external forces.

Modified equity: Under the modified equity method, the equity method of accounting is modified only to the extent that the government business enterprise’s accounting policies are not adjusted to conform with those of the government. Thus, the government aggregates a government business enterprise’s net assets and net income by adjusting the investment shown in the government’s statement of financial position and by presenting the net income as a separate item on the government’s statement of operations.

Net realizable value: The selling price less the estimated costs of completion and costs necessary to make the sale.

Non-financial assets: Assets that are acquired, constructed or developed and do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services; may be consumed in the normal course of operations; and are not for sale in the normal course of operations.

Onerous contract: A contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Operational risk: The risk that results from internal human and system errors or inadequate processes and controls.

Other-than-temporary loss: A significant or prolonged decline in the fair value of an investment below its carrying value is evidence of another-than-temporary loss in value of an investment.

Par value: A value set as the face or principal amount of a security, typically expressed as multiples of $100

CONSOLIDATED FINANCIAL STATEMENTS	83

Glossary (continued)

or $1,000. Bondholders receive par value for their bonds at maturity.

Power Purchasing Arrangements (PPAs): One of the mechanisms used by the Province to introduce competition into the supply of thermal electric power from regulated generating units. The PPAs were intended to allow the facility Owners of the power generating facilities a reasonable opportunity to recover their fixed and variable costs of generation while transferring the right to offer the output of the plants into the power pool to intermediaries (PPA Buyers). The PPAs govern the relationship between the facility Owner and the PPA Buyer in a manner similar to a contract but are not negotiated contracts, they are statutory instruments imposed upon the parties by legislation.

Prepaid expenses: An expenditure that is paid for in one accounting period, but which will not be entirely consumed until a future period. Consequently, it is carried on the government’s statement of financial position as an asset until it is consumed.

Present value: Today’s value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Price risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

Prior year expenditure refunds: When recoveries of overpayments occur in the current year that are related to an expenditure of prior years, the recovery is accounted for as revenue of the current year.

Private equity: An ownership interest in a privately held company.

Public private partnership (P3): A legally-binding contract between the Province and one or more public or private partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among the various partners.

Realized gains and losses: Gains or losses are realized when investments are sold at a price over or below its book value and selling costs.

Refinancing risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate due to refinancing.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Settlement risk: The risk that arises from non-simultaneous payment exchanges (late or missed payments).

Spent deferred capital contributions: Spent deferred capital contributions represent the total net book value of contributed tangible capital assets and the portion of capital funding that has been expended on acquisition of tangible capital assets.

SUCH: It is an acronym for schools, universities, colleges and hospitals.

Unspent deferred contributions: Unspent deferred contributions consist of two components: unspent deferred operating contributions and unspent deferred capital contributions. These unspent deferred contributions represent the funding received by the government and not yet used in accordance with relevant stipulations or restrictions.

Yield curve: A graphic line chart that shows interest rates at a specific point for all securities having equal risk but different maturity dates.

84	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Measuring Up

85

BLANK PAGE 86

MEASURING UP	87

Management’s Responsibility for Reporting

Responsibility for the integrity and objectivity of the performance results reported in the province’s annual performance report Measuring Up, a component of the Government of Alberta’s Annual Report, rests with the government. Measuring Up is prepared by the Assistant Deputy Minister of Budget Development and Reporting under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board and Minister of Finance pursuant to Section 8 of the Fiscal Planning and Transparency Act.

Under Section 8, the government is to prepare and make public on or before June 30 of each year an annual report for the Province of Alberta for the fiscal year ended on the preceding March 31. The annual report must include a comparison of the actual performance results to the targets included in the government strategic plan and an explanation of any significant variances. Measuring Up is published with the consolidated annual report of the Government of Alberta that forms part of the Public Accounts.

In order to meet government reporting requirements, the Assistant Deputy Minister of Budget Development and Reporting obtains performance results relating to each ministry as necessary. Deputy heads in each ministry are responsible for maintaining management and internal control systems to ensure that the information provided by their ministry, including performance measure reporting and results reporting for key initiatives and activities, for presentation in Measuring Up is prepared in accordance with the following criteria:

Reliability – information used in applying performance measure methodologies agrees with underlying source data for the current and prior years’ results.

Understandability – the performance measure methodologies and results are presented clearly.

Comparability – the methodologies for performance measure preparation are applied consistently for the current and prior years’ results.

Completeness – outcomes, performance measures and related targets match those included in Budget 2017.

Annually, Measuring Up is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

[Original signed by]

Lorna Rosen

Deputy Minister of Treasury Board and Finance

June 19, 2018

88	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Readers’ Guide

Measuring Up 2018 provides performance results on government outcomes, performance measures and indicators as identified in Budget 2017. Budget 2017 focused on making life better for Albertans by creating and supporting jobs, making life more affordable and by protecting healthcare and education.

The Government of Alberta 2017-20 Strategic Plan, as part of Budget 2017, identified the following three outcomes and associated performance measures and indicators, by which to assess the government’s performance over the 2017-18 fiscal year:

Outcome One

Working to Make Life Better by Creating and Supporting Jobs

∎	Performance Measures (PM)

PM 1 – Value-added Agricultural Products

PM 2 - Alberta Enterprise Corporation Funds

PM 3 – Value of Alberta Enterprise Corporation Funds Invested

PM 4 – Tourism Expenditures

PM 5 – Skills Training Program

∎	Performance Indicators (PI)

PI 1 – Labour Force Participation Rate – By Group

PI 2 – Gross Domestic Product Growth of Manufacturing, Business and Commercial Services

PI 3 – Licensing University Technology

PI 4 – Alberta Immigrant Nominee Program

PI 5 – Women’s Labour Force Participation Rate

PI 6 – Federal Research Investment Per Capita (Replaces PI Total Research and Development)

Outcome Two

Working to Make Life More Affordable

∎	Performance Measures (PM)

PM 1 – Municipal Client Satisfaction with Environmental Stewardship Grant Programs

PM 2 – Energy Consumption

PM 3 – Environmentally Sustainable Agriculture Practices

PM 4 – Electrical Generation from Renewables

PM 5 – Consumer Protection Initiatives

∎	Performance Indicators (PI)

PI 1 – Total Greenhouse Gas Emissions

PI 2 – Provincial Air Quality Index

PI 3 – Municipal Solid Waste to Landfills

PI 4 – Regulatory Compliance (Alberta Energy Regulator)

MEASURING UP	89

Outcome Three

Working to Make Life Better by Protecting Health Care and Education

∎	Performance Measures (PM)

PM 1 – High School Completion

PM 2 – Post-secondary Transition

PM 3 – Literacy

PM 4 – Sponsored Research Revenue

PM 5 – Unplanned Readmissions of Mental Health Patients

PM 6 – Access to Primary Care through Primary Care Networks

PM 7 – Access to Continuing Care Spaces

PM 8 – Influenza Immunization

PM 9 – Family Enhancement and Child Protection Services

PM 10 – Family Violence and Bullying Awareness

PM 11 – Indigenous Children in Care

PM 12 – Family Support for Children and Disabilities Program

∎	Performance Indicators (PI)

PI 1 – International Literacy (15 years old)

PI 2 – Post-secondary Education

PI 3 – Health Expenditures

PI 4 – Life Expectancy at Birth

PI 5 – Awareness of Elder Abuse

PI 6 – Children Receiving Child Intervention Services

PI 7 – Core Housing Needs

Measuring Up 2018 provides analysis for each of the 22 performance measures, and a discussion the results of each of the 17 performance indicators outlined in the 2017-20 Strategic Plan. The GoA Strategic Plan outlines the long-term goals or outcomes the government is committed to achieving and the initiatives or strategies undertaken to achieve them.

Each outcome in the strategic plan identified key initiatives and activities to be undertaken by government ministries. The performance measures and indicators in the GoA Strategic Plan are selected from ministry business plans on the basis of their relevance to the long term outcomes and the initiatives. Also, as noted in the Management’s Responsibility for Reporting statement, government’s performance measures and indicators are selected based on their enduring nature to allow for comparability over time.

Performance measures illustrate what progress is being achieved relative to the outcomes while indicators provide context and additional information to supplement the performance measures. Performance results, indicator discussion, additional key initiatives and activities, and additional performance measures and indicators, are outlined in more detail in ministry 2017-18 annual reports.

Readers should note that performance measures and indicators reported in Measuring Up 2018 do not represent the current state of government policy. For the most recent measures and indicators, readers should refer to the Government of Alberta 2018- 21 Strategic Plan. With new and revised initiatives that have been implemented over the last 24 months, work is underway to develop new performance measures and indicators and solidify appropriate methodologies. Conducting trend analysis and setting appropriate targets for performance measures and data collection can take up to three years.

90	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Overview

Working to Make Life Better by Creating and Supporting Jobs

Over the past year, our government focused on extending the economic recovery to all Albertans. We have supported new and developing industries to create good jobs and pursued increased market access for Alberta’s energy products positioning the province well to achieve economic recovery that is built to last. In 2017, 90,000 full-time jobs were created.

Getting a Canadian pipeline to Canadian tidewater for Alberta’s world-class energy producers to sell our oil at world prices on the global market is a key priority. We will continue to take decisive actions to ensure that the federally-approved Trans Mountain Pipeline is built and that the jobs that go with it are realized. We have, and will continue to, fight for jobs in Alberta.

In 2017-18 our government invested in the infrastructure Albertans need. A $65 million capital investment in the Misericordia Community Hospital over four years was announced in April 2017. The $1.4 billion Calgary Cancer Centre, set to open in 2023, is one of the largest construction projects underway in Alberta. It will add approximately 1,500 jobs to the Calgary economy over the next six years.

In September 2017, thousands of Alberta students started the school year in new and updated schools. Our government is committed to meeting the needs of Alberta’s student population. We created approximately 21,600 new student spaces and modernized or replaced an additional 15,000 student spaces. In today’s Alberta, our kids deserve a world-class education that prepares them for a great future.

We are building on our strengths by leveraging billions of dollars in new private-sector investment to create thousands of jobs in a diversified energy industry. In addition to support for the commercialization of partial upgrading, work is underway to ensure companies have access to the natural gas liquids they need to grow private investment in Alberta-based natural gas processing and to build on the early success of Alberta’s Petrochemicals Diversification Program.

Small and medium-sized enterprises are essential to Alberta’s economy, bringing exciting new ideas and creating jobs and opportunities for all Albertans. In 2017-18 we launched the Alberta Entrepreneurship Incubator program (AEI), a $10 million, two-year pilot, designed to offer support for prospective entrepreneurs with innovative ideas, recent graduates seeking employment and anyone who has the opportunity to create new products or concepts after service in a traditional industry sector. In 2017-18, seven regional incubators have received AEI funding to support start-up businesses.

Our government remains committed to making life better for Albertans and creating good jobs – our choice has been, and continues to be, to build, not cut. And it’s working. Alberta’s economy is coming out of the worst recession in generations, growing faster than any province in Canada.

MEASURING UP	91

Outcome 1	Performance Measure 1

Value-added Agricultural Products

Number of value-added agricultural products developed and successfully introduced into market with assistance from government

Source: Ministry of Agriculture and Forestry

For additional sources and notes see page 133

Results Analysis

Value-added products are primary agricultural commodities that have undergone a change in physical state to achieve enhanced product value. The government facilitates new and diversified product development and commercialization by providing a combination of specialized facilities and scientific, technical, and business development expertise, helping guide producers and agri-processors develop new and improved products for local, domestic and export markets.

In 2017-18, a total of 218 new value-added agriculture products were developed and successfully introduced to market with assistance from government. The result this year is five per cent below the target; it was heavily influenced by the weakness of the economy and sales expectation of processors. It typically takes between two to three years for a product to develop from concept to commercialization. In periods of downturn in the economy, processors may cut back on product development, reformulate existing products or delay introducing new products to a depressed market; and length of time it takes to develop a product from concept to commercialization. The result is equivalent to the annualized average result for the three-year timeframe prior to 2016-17.

Examples of the products, which focus on strong and broad-range niche market areas with significant growth potentials, included: bio-based products for industrial applications in energy, transportation and agriculture; consumer personal care products; and ready-to-eat healthy products. Through a $250,000 grant from the Accelerating Agriculture Innovation grant program, one central Alberta-based small scale company established a hemp/flax decortication system to process hemp / flax and resins for industrial applications in building materials, transportation, and recreation. During 2017-18, three new products are attributed to this company.

92	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Performance Measure 2

Alberta Enterprise Corporation (AEC) Funds

Cumulative number of Alberta businesses in which AEC funds have been invested

Source: Alberta Enterprise Corporation and Ministry of Economic Development and Trade

Note(s): 2017-18 data is not available at the time of publication. The 2016-17 result reported is from the most recent AEC Annual Report, AEC Annual Report 2016-17 released in July 2017. The 2018 annual report will be released in July 2018.

For additional sources and notes see page 133

Results Analysis

Access to capital enables Alberta businesses to start up or grow, which supports economic growth and diversification in the province. Tracking the cumulative number of businesses receiving funding from the venture capital funds that Alberta Enterprise Corporation invested in, as well as the investments of syndicate partners, provides an indication of the accessibility of AEC fostered venture capital for Alberta businesses. The measure is selected to gain an understanding of the impact of AEC investments into Alberta knowledge-based businesses.

The projected number of companies invested in is based on AEC’s prospective funds’ planned investments and current funds’ future investments including the Accelerate Fund II, a co-investment fund focused on Alberta companies. Performance depends on the successful attraction of new funds. Efforts are continuously directed toward attracting new funds and new investments into current funds. New funds will have different performance levels to previous ones.

The number of Alberta businesses in which AEC venture capital funds and co-investment funds have been invested increased between 2013-14 and 2016-17. This is attributable to the active investments made by Accelerate Fund, Azure Capital III, Avrio III, and McRock iNfund.

In the coming years, investments are expected from new funds. In addition, the investment of 75 million dollars that Alberta allocated to AEC last year will increase the number of investments in Alberta businesses through the creation of new venture capital funds.

Programs such as the Alberta Investor Tax Credit and Capital Investment Tax Credit may affect the performance measure’s future results as well.

MEASURING UP	93

Outcome 1	Performance Measure 3

Value of Alberta Enterprise Corporation (AEC) Funds Invested

Value of AEC (and their syndicate partners) funds’ investment in Alberta businesses

Source: Alberta Enterprise Corporation and Ministry of Economic Development and Trade

Note(s): 2017-18 data is not available at the time of publication. The 2016-17 result reported is from the most recent AEC Annual Report, AEC Annual Report 2016-17 released in July 2017. The 2018 annual report will be released in July 2018.

For additional sources and notes see page 134

Results Analysis

Access to capital enables businesses to start up or grow which supports economic growth and diversification in the province.

Between 2015-16 and 2016-17, there was an increase in venture capital investment in Alberta companies. The total amount invested reflects the ability of Alberta venture capital funds to attract investments from its syndicate partners and find deals. As a direct result of the investment into Alberta Enterprise Corporation, five new and four expanded venture capital fund offices opened in Alberta thereby increasing access for businesses to larger funds and larger investments. Current funds which received investment from the 75 million dollars that Alberta has allocated over two years to AEC, are the Accelerate Fund II and Relay Venture Fund III.

It is expected that the cumulative value of AEC and syndicate partners’ investments in Alberta will increase over time. As venture capital funds and their syndicate partners perform due diligence, they are able to identify companies that they may wish to invest in. With the venture funds’ presence in Alberta, it is expected that they will find high growth potential Alberta companies. In March 31, 2017 there were 10 venture capital funds.

Future performance of this measure depends on the successful attraction of new funds. The number of attracted new funds can be influenced by various financial, external, and competitive factors. For example, Alberta needs to foster improved quality of deal flow. This is one of the potential limiting causes of investment activities in Alberta. In some cases companies are not ready for investment. Also, Alberta companies must compete with companies outside of Alberta.

94	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Performance Measure 4

Tourism Expenditures

Total tourism expenditures in Alberta

Source: Statistics Canada’s Travel Survey of Residents of Canada and the International Travel Survey; and the Ministry of Culture and Tourism

Note(s): The 2015 and 2016 results are not directly comparable to previous results due to a change in how interprovincial visits by international visitors were identified.

For additional sources and notes see page 134

Results Analysis

The result of $8.5 billion was $0.2 billion lower than the 2017-18 target but $0.4 billion higher than 2015. In fact, in 2016, Alberta experienced the highest level of tourism expenditures recorded, with a 4.7 per cent increase from 2015. Expenditures by Albertans remained the largest contributor, accounting for approximately 54.1 per cent of total tourism expenditures or $4.6 billion. Expenditures by other Canadians accounted for approximately 21.0 per cent or $1.8 billion. Visitors from the United States and overseas accounted for approximately 24.9 per cent, spending approximately $2.1 billion in Alberta.

Although proportionally the largest group, compared to 2015, tourism expenditures from Albertans declined by 2.5 per cent. Expenditures from visitors from the rest of Canada saw growth of 15.1 per cent. Expenditures from visitors from the United States were 6.8 per cent higher than in 2015. Overseas visitor spending increased by 19.8 per cent in 2016.

The government continues to adapt its tourism industry development and marketing priorities to address key opportunities. This year, the province focused on destination and seasonal diversification, delivering programs and services to support the growth in communities across the province and during non-peak seasons. Several new entrepreneur programs were introduced including the Tourism Entrepreneurship Start-up Seminar delivered in several communities throughout Alberta; the pilot of a Tourism Industry Business Retention and Expansion Program; and the continued delivery of the Visitor Service Innovation Fund for a second year, supporting small visitor information providers across the province.

MEASURING UP	95

Outcome 1	Performance Measure 5

Skills Training Program

Percentage of training-for-work clients reporting they are either employed or in further education or training after leaving a skills training program

Source: Work Outcomes Reporting Project (WORP) Survey and Ministry of Labour

Note(s): This measure assesses only the training for work and work foundations programs delivered by Ministry of Labour. The additional foundational skills programs delivered by Ministry Advanced Education are not included by this measure.

For additional sources and notes see page 134

Results Analysis

This measure shows those clients who report they are either employed, self-employed or in further education or training after leaving a government skills training program. It assesses the effectiveness of government programs in helping participants meet these goals. Success depends on the engagement of individuals, business and industry, training providers, communities, and other levels of government.

In 2017-18, 64 per cent of training-for-work clients reported they were either employed or in further education or training after leaving a skills training program. This result is two percentage points higher than the 2016 result of 62 per cent although six percentage points below the 70 per cent target. This continues to represent a significant variance from previous years, though a decline was expected given economic conditions.

The most significant effect on this measure is the downturn seen in Alberta’s economy since 2015. The availability of employment opportunities, post training, while improved this year, was still significantly affected. The unemployment rate grew from six per cent in 2015 to 8.1 per cent in 2016. While the unemployment rate was sixth lowest in the country at 7.8 per cent in 2017, it remained above the five year average for the province. The current unemployment rate is 6.6 per cent. There is also a lag between economic conditions and the impact on the ability of training-for-work clients to meet their labour attachment goals. Therefore, while the availability of post-training employment opportunities improved, it was still significantly impacted.

96	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Performance Indicator 1

Labour Force Participation Rate

Rate of all Albertans (aged 25-64), Aboriginal Albertans living off-reserve (aged 25–64), Alberta’s immigrant population (aged 25–64) and Alberta’s youth (15–24)

Year	2013	2014	2015	2016	2017
All Albertans (25–64)	84.6	84.2	84.3	84.2	84.5
Aboriginal Albertans off-reserve (25–64)	79.6	78.5	76.6	78.9	76.6
Alberta’s landed immigrant population (25–64)	83.3	83.6	83.6	83.6	84.1
Alberta Youth (15–24)	67.9	67.4	68.6	67.6	66.4

Source: Statistics Canada Labour Force Survey

Note(s): The indicator was revised for 2017-20 to focus on individuals aged 25 to 64 to reflect that Albertans aged 15-24 are more likely to be enrolled in Post-secondary Education. Examining the core labour force ages 25-64 gives a more accurate picture of Labour Force Participation. No change was made to the age range for Alberta youth. Historical results were updated.

For additional sources and notes see page 135

Discussion

All Albertans:

Alberta’s labour force participation rate for those aged 25–64 increased slightly in 2017 to 84.5 per cent from 84.2 per cent in 2016. Alberta continues to rank number one among all Canadian provinces, with a participation rate at 84.5 and significantly higher than the national labour force participation rate of 81.6 per cent.

Aboriginal people (living off-reserve):

The labour force participation rate for Indigenous Albertans living off-reserve (First Nations, Métis and Inuit) decreased in 2017, moving from 78.9 per cent in 2016 to 76.6 per cent in 2017. Alberta compared positively to other Canadian provinces at number three in 2017. Government programs have been established to support populations both on and off reserve and provide a wide range of programs and services in collaboration with industry, partners and other levels of government.

Immigrants:

The labour force participation rate for landed immigrants (aged 25–64) in Alberta increased to 84.1 per cent in 2017 from 83.6 per cent in 2016.

Alberta compared positively to the other Canadian provinces and ranked number two in 2017 behind number one ranked Manitoba (84.8 per cent).

The labour force participation of Alberta’s immigrant population has the potential to rise in the future as Alberta’s economy continues to grow.

Youth (aged 15–24):

The labour force participation rate for Alberta youth aged 15–24 decreased in 2017 to 66.4 per cent from 67.6 per cent in 2016.

MEASURING UP	97

Outcome 1	Performance Indicator 2

Gross Domestic Product Growth

Percentage of manufacturing, business and commercial services growth in Alberta

Source: Statistics Canada’s CANSIM table 379-0030 – Gross domestic product (GDP) at basic prices, by North American Industry Classification System (NAICS), provinces and territories and Ministry of Economic Development and Trade

Note(s): Statistics Canada periodically revises its previously posted data, which accounts for some data changes from data reported in previous years. In November 2017, Statistics Canada revised the data for years 2014, 2015, 2016.

For additional sources and notes see page 135

Discussion

An increase in the Gross Domestic Product (GDP) for manufacturing and business and commercial services is a key indicator of economic growth. These industries also demonstrate a diversification of Alberta’s economy.

GDP in the manufacturing and business services industry increased by 3.1 per cent in 2017 after a 3.1 per cent decline in 2016, and a 3.0 per cent decline in 2015, brought about by steeply lower oil prices. By comparison, total Alberta GDP increased by 4.9 per cent in 2017. The manufacturing and business services industry growth was largely driven by strength in the manufacturing and transportation & warehousing sectors, which increased 8.1 per cent and 6.6 per cent respectively. Arts, entertainment and recreation also saw signification growth of 3.1 per cent, while finance and insurance grew 1.7 per cent. Two sectors that are most closely linked to the oil and gas sector, excluding manufacturing, are professional, scientific and technical services, and administrative and support, waste management and remediation services. Both were relatively unchanged from 2016, with growth rates of 0.0 per cent and -0.5 per cent respectively.

The external factors affecting the outcome are the status of the United States and global economies; energy prices; other natural resource and commodity prices; and the balance between the supply and demand of labour.

Improvement in industry competitiveness and productivity, introduction of innovative technologies and processes, organizational research investment and development of emerging industries may positively impact the outcome.

98	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Performance Indicator 3

Licensing University Technology

Start-up firms licensing university technology per million population

Source: Report on Competitiveness: Association of University Technology Managers, Licensing Surveys, Ministry of Economic Development and Trade

For additional sources and notes see page 136

Discussion

Tracking start-up firms licensing university technology provides an indication that innovations have commercial potential with a new business being formed and funded to capitalize on the opportunity. Licensing technology to start-up firms can be an effective way for new technologies to transfer from universities to wider society.

Universities license new technologies to a wide range of organizations, including large corporations, small start-up firms and non-profit entities. Technology licenses issued to start-up firms provide a strong indicator that innovations have commercial potential, with a new business being formed and funded to capitalize on the opportunity.

In 2016, Alberta continued its upward trend in the number of start-up firms licensing university technology (last five years) per million population. This indicates that entrepreneurs are increasingly able to commercialize and fund innovative technologies. All university technology licensing activities in Alberta were with firms located in the province.

MEASURING UP	99

Outcome 1	Performance Indicator 4

Alberta Immigrant Nominee Program

Percentage of Alberta Immigrant Nominee Program nominees surveyed who report that they are still residing and working in Alberta one year after obtaining permanent residency

Source: Alberta Immigrant Nominee Program One-Year Post-Landing Follow-up Survey, Ministry of Labour

For additional sources and notes see page 136

Discussion

Alberta Immigrant Nominee Program (AINP) is an economic immigration program operated by the Government of Alberta with the Government of Canada’s department of Immigration, Refugees and Citizenship Canada. It supports Alberta’s economic growth by nominating foreign workers and international graduate students who are already living and working in Alberta and can demonstrate a permanent labour market attachment.

The number of AINP nominees who are still residing and working in Alberta one year after obtaining permanent residency is one indicator of Alberta’s ability to retain a skilled, resilient and productive workforce.

One of the contributing factors that may have affected the willingness of Alberta immigrant nominees to stay in Alberta is the economy. There was a slight dip in the number of nominees who stayed in Alberta in 2014 compared to the previous two years. The lower retention rate in 2014 was anticipated due to the economic downturn. Targeted attraction and retention strategies and labour mobility priorities are designed to assist Alberta employers in supplementing their workforce, help to attract and retain Alberta immigrants.

2015 results will be available in Summer 2018.

100	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 1	Performance Indicator 5

Women’s Labour Force Participation Rate

Women’s labour force participation in Alberta

Source: Statistics Canada Labour Force Survey and Ministry of Status of Women

Note(s): The Labour Force Survey does not include Aboriginal women living on reserves and other Aboriginal settlements.

For additional sources and notes see page 136

Discussion

The labour force participation rate remained almost unchanged in 2017 from 66.3 per cent to 66.2 per cent. While Alberta women had the highest participation rate among the provinces in 2017 and Alberta women participation rate is significantly higher than the national participation rate of 61.5 per cent, women continue to lag farther behind men. Women with young children are less likely to be engaged in the labour force. Additionally, women are more likely to work part-time than men (women make up 69 per cent of part-time workers in Alberta). Women are also more likely to earn minimum wage than men; approximately 60 per cent minimum wage earners are women. The gap widens more when intersecting identities are taken into account, such as disability and Indigenous status.

The 2017 Indigenous women’s participation rate was 2.6 percentage points lower than the participation rate for Albertan women, and 10.5 percentage points below Indigenous men’s participation rate in Alberta. Among Indigenous women, First Nations women had a slightly higher participation rate (64.1 per cent) than Métis women (63.2 per cent).

The government works to help more women join the workforce if they so choose, by providing affordable child care, enhancing parental and domestic leaves and raising minimum wage. It also works to improve outcomes for Indigenous women in areas related to economic security, leadership and democratic participation and gender-based violence.

MEASURING UP	101

Outcome 1	Performance Indicator 6

Investment in Research and Innovation

Federal investment in research and innovation (per capita) in Alberta

Source: Statistics Canada <http://www5.statcan.gc.ca/cansim/a26?lang=eng&id=4770058> Cansim Table 477-0058; Financial information of universities and degree-granting colleges, revenues by type of funds

For additional sources and notes see page 137

Discussion

This indicator depicts federal per capita research investments in Alberta’s post-secondary institutions in relation to federal per capita research investments nationally.

Federal investment in research and innovation in Alberta is a reflection of strategic alignment with the federal government in areas where Alberta has academic excellence, in combination with post-secondary research excellence. A system with a strong talent capacity attracts top innovators and researchers, who in turn train graduate students and attract federal and industry investment. As a result, this further strengthens the workforce and supports Alberta’s research and innovation capacity. Strengthening Alberta’s research and innovation capacity is critical to ensuring long- term social, environmental, and economic competitiveness.

Although the gap between Alberta and Canada’s per capita federal research investment has remained fairly stable over time, Alberta’s federal research investment per capita in 2016 increased two per cent from 2015. Over the same period, Canada’s per capita federal research investment fell by 0.2 per cent.

102	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 2	Overview

Working to Make Life More Affordable

While the recession is officially over, many Albertans have not yet felt the full reach of the economic recovery. That is why our government has been working to support economic development and create good jobs. Targeted tax credits and business development programs are supporting economic growth, diversifying the economy and helping Alberta businesses reach new markets.

Steps taken to make life more affordable for Albertans were freezing tuition fees, raising the minimum wage and cutting school fees. At the same time, we continued our commitment to invest in education and to provide stable funding to school authorities. Many schools continued to see increases in student population. To alleviate the pressure enrolment growth placed on school authorities, government provided full enrolment growth funding for eligible Kindergarten to Grade 12 students to school authorities.

Through the Alberta Child Benefit and enhancements to the Alberta Family Employment Tax Credit, our government supported Alberta families. We extended the tuition and fees freeze to make post-secondary education more affordable for nearly 250,000 full and part-time students and apprentices. An average student will save up to $1,500 in tuition costs over 4 years. The tuition and fee freeze will be accompanied by a corresponding backfill payment to publicly funded institutions with provincially regulated tuition. These payments will provide compensation for the additional tuition revenue that institutions would otherwise have received. This delivers on the government’s commitment to affordability and stability within the post-secondary education system and ensures that institutions are able to maintain programs and spaces for students.

The provincial agency, Energy Efficiency Alberta provided programs and services to help Albertans save money and energy, while lowering Alberta’s carbon footprint and developing micro-generation, small scale energy systems and an energy efficiency services industry in Alberta. The solar program helps Albertans lower their utility bills and invest in their homes. It makes life more affordable while diversifying the economy and reducing carbon pollution. On November 3, 2016, the government announced the implementation of the Renewable Electricity Act (REP) to support Alberta in meeting its target of 30 per cent of the electricity generated in the province coming from renewable sources by 2030. The beginning of summer marks the official launch of Energy Efficiency Alberta’s $36-million Residential and Commercial Solar Program. Starting June 21, homeowners can receive up to 30 per cent off solar panel installation costs, to a maximum rebate of $10,000. Businesses and non-profit organizations are eligible for up to 25 per cent of system costs, to a maximum rebate of $500,000.

We also passed An Act to Cap Regulated Electricity Rates to ensure Alberta families, farms and small businesses on the Regulated Rate Option do not pay more than 6.8 cents per kilowatt hour over a four-year period, ending May 31, 2021.This rate cap protects Albertans by providing them with more stable electricity prices as the province transitions to a cleaner electricity grid and a more stable electricity market.

MEASURING UP	103

Outcome 2	Performance Measure 1

Municipal Client Satisfaction

Percentage of municipal clients satisfied with overall quality of service regarding grant programs that support environmental stewardship (biennial survey)

Source: Ministry of Transportation

For additional sources and notes see page 137

Results Analysis

A Client Satisfaction Survey is conducted every second year to measure the satisfaction of municipal partners with the province’s service when asked about their overall satisfaction with the administration of municipal grants. 2017 was an off-year for the survey and there are no new results or target for 2017-18. The survey also assesses client satisfaction with key service drivers, including clarity of written materials, ease of access to information, timeliness of service delivery, proficiency of staff, access to services, consistency and timeliness of service.

These grants are administered to help Alberta municipalities develop and upgrade their infrastructure for transportation, public transit, and water and wastewater systems. Municipal client satisfaction with overall quality of services provided for grant programs decreased from 93 per cent in 2014-15 to 87 per cent in 2016-17. On average, the results are accurate within plus or minus 5.4 per cent, 19 times out of 20. There is a variance of six per cent between 2016 and 2014 results, that may be interpreted as comparable performance when taking into account their range of accuracy. Factors that may have impacted the administration of municipal grants in 2016-17 include municipalities requiring an adjustment period to adapt to new grants and criteria changes.

Grants accessed include the Green Transit Incentives Program, Public Transit Infrastructure Fund, Strategic Transportation Infrastructure Program, Alberta Municipal Water/Wastewater Partnership, Water for Life, and the Clean Water and Wastewater Fund. The amount of grant funding and programs available and administered each year can potentially impact the satisfaction of municipal partners, even though services may be of the same level of quality.

In April 2017, the province completed an organizational realignment to establish a service delivery model that will improve processing and coordination of the administration of grant programs.

104	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 2	Performance Measure 2

Energy Consumption

Energy consumption in mega joules per gross square metre in government-owned and operated facilities

Source: Energy consumption data reported by external retailers through utility bills and Environment and Climate Change Canada’s (ECCC) weather data, and Infrastructure’s Building and Land Information Management System for area of government-owned and operated facilities

For additional sources and notes see page 138

Results Analysis

The measure is used to evaluate a building’s (or a portfolio’s) energy performance. It represents energy consumption intensity, which is energy consumed by a building (or buildings) relative to its size. Generally, lower energy consumption intensity signifies better energy performance. This measure is also an indicator of success in reducing energy consumption through efficiencies and green technologies.

When comparing 2017-18 result of 1,649 MJ/m2 against the 2017-18 target of 1,650 MJ/m2, government exceeded expected performance. This minor positive variance is attributed to major building renovations and the implementation of several energy efficiency projects. Although fish hatcheries continue to have higher energy consumption needs to meet operational requirements, energy efficiency projects completed in 2016-17 have compensated and contributed to the overall decrease in energy consumption intensity achieved in 2017-18.

Based on 2016-17 energy project planning activities and the assumption that current expenditure levels for energy related projects are maintained; it was estimated that energy consumption intensity could be reduced by between 0.3 and 0.5 per cent per year.

The targets gradual decline each year is due to the addition of new energy efficient and/or Leadership in Energy and Environmental Design certified buildings; replacement of existing equipment and systems with new, more energy efficient equipment; and the implementation of energy management initiatives, tenant education, energy retrofits, and Building Owners and Managers Association Environmental Standards program certification.

MEASURING UP	105

Outcome 2	Performance Measure 3

Environmentally Sustainable Agriculture Practices

Average percentage of improved environmentally sustainable agriculture practices adopted by producers (biennial survey)

Source: Ministry of Agriculture and Forestry

Note(s): The survey is conducted every second year. In 2018, revisions were made to three questions to improve clarity. The changes included providing a specific definition for water wells, how farmers control runoff from manure and storage, and whether farmers had planted trees for agricultural purposes. Prior years’ results were reassessed based on the new definitions, and it was determined that there was no significant change that would impact comparability of 2017-18 results.

For additional sources and notes see page 138

Results Analysis

The Environmentally Sustainable Agriculture Tracking Survey is used to indicate whether producers in Alberta are adopting management practices and making continuous improvements that protect the environment.

The average percentage of adoption for 40 key environmentally sustainable agriculture practices by producers was 53 per cent, which is four percentage points below the target. Since the result is an overall average, there is variation in the level of adoption of environmental practices across the eight agri-environmental risk areas. Agricultural landscapes are dynamic, with beneficial and potentially detrimental land-cover changes often happening concurrently. For 2017-18, as in prior years, higher adoption rates of beneficial management practices were used to address grazing management, wildlife habitat conservations, manure management and water quantity and quality issues. In contrast, lower adoption rates of applicable practices were adopted to address environmental risks associated with soil conservation, energy and climate change. Analyses conducted at a broad provincial scale can lead to a counterbalancing of the improvements made at a regional or local scale. These results are influenced in part by regional variability in environmental conditions, lower awareness of new energy efficiency technologies, and low adoption of precision agriculture.

To improve the overall environmental performance, the province is refocusing its research, extension capacity and incentive-based programs to enable producers to address environmental risks in areas where lower adoptions were observed.

106	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 2	Performance Measure 4

Electrical Generation from Renewables

Percentage of electricity produced in Alberta from renewable sources (megawatts hour)

Source: Alberta Utilities Commission

For additional sources and notes see page 139

Results Analysis

A renewable energy resource is defined as an energy resource that occurs naturally and can be replenished or renewed within a human lifespan, including, but not limited to moving water, wind, heat from the earth, sunlight, and sustainable biomass. Moving away from coal-fired electricity towards renewable energy sources is a key pillar of the Climate Leadership Plan. Increasing renewable electricity generation will help Alberta reduce its greenhouse gas emissions.

Government recognizes the value of programs and services that promote the growth of renewable electricity generation. Accordingly, renewable generation is expected to grow based on government programs (Renewable Electricity Program) and other support mechanisms. Under the Renewable Electricity Act, a target has been established that at least 30 per cent of the electric energy produced in Alberta comes from renewable energy sources by 2030.

The percentage point change between 2016 and 2017 indicates a decrease in renewable electricity generation; however, there was an increase in electricity generation. While renewable electricity generation had a slight increase (approximately 25GWh), total electricity generation had a substantial increase (approximately 690 GWh). This was responsible for the decrease in the percentage of electricity generation from renewables from 9.96 per cent in 2016 to 9.91 per cent in 2017. According to Alberta Electric System Operator forecasts, it is expected the percentage of renewable electricity generated will significantly increase in 2019-20, when Renewable Electricity Program rounds come on line.

MEASURING UP	107

Outcome 2	Performance Measure 5

Consumer Protection Initiatives

Number of new or expanded consumer protection initiatives advanced under the consumer’s agenda

Source: Service Alberta, Consumer and Registry Division

For additional sources and notes see page 139

Results Analysis

Government established a clear set of legislative and regulatory frameworks to ensure consumers are protected. Inspecting, investigating and auditing activities are also performed to ensure consumers are protected. This measure tracks the number of initiatives advanced under the consumer’s agenda to further enhance Alberta’s marketplace for consumers and businesses.

In response to emerging marketplace issues, government continually updates the regulatory framework to ensure consumers are protected and ensures regulatory boards provide strong oversight to important marketplace sectors in areas such as the real estate, automotive and funeral services industries. In 2017-18, six initiatives were completed under the consumer’s agenda meeting the target of six consumer protection initiatives set for 2017-18. Initiatives include: Residential Tenancy Dispute Resolution Service Regulation modernization; Condo Stage 1 enhanced purchaser protection implementation; Condo Stage 2 improved governance consultation; Consumer protection consultation; Bill 31: A Better Deal for Consumers and Businesses Act; and Public member appointments to Alberta Motor Vehicle Industry Council; Alberta Funeral Services Regulatory Board; Real Estate Council of Alberta; and Money Mentors.

There are a number of factors contributing to marketplace complexity including the following: more open markets allowing Albertans to access goods and services beyond traditional boundaries; exponential pace of change in technology; more convenient ways of accessing and paying for goods and services through on-line channels; and a need to assess more complex information in making purchasing decisions.

An important aspect of the economic landscape is diversifying the economy. The province’s consumer programs ensure the marketplace is open, secure and fair, while supporting growth and opportunity.

108	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 2	Performance Indicator 1

Total Greenhouse Gas Emissions

Total million tonnes of CO2 equivalents (greenhouse gas) emitted from source categories

Source: Environment and Climate Change Canada and the Ministry of Environment and Parks

Note(s): The indicator historical results have been restated due to a change in Environment and Climate Change Canada methodology.

For additional sources and notes see page 139

Discussion

This indicator illustrates the trend in the amount of greenhouse gas released into the atmosphere in Alberta. Rising concentrations of greenhouse gas in the atmosphere from human-derived sources – such as vehicle exhaust, burning coal, industrial processes, and agriculture – trap solar radiation in the atmosphere and contribute to climate change impacts. These long-term impacts contribute to increased frequency and severity of droughts, floods, forest fires, and severe storms.

Results show a very moderate decrease from 267 megatonnes of CO2 equivalent in 2015 to 263 megatonnes in 2016. This is mainly due to emission decreases in electricity, upgrading, conventional oil, heavy industry, buildings, and agriculture despite increases from in situ and natural gas production and processing. There has been a general increase in emissions over time, however, the most recent results display a clear stabilization from 2013 to 2016, despite the fact that emissions increases from in situ oil sands production have steadily increased since 2000. The downward trend is forecasted to continue with the expected decreases in the oil and gas sector’s methane emissions and electricity sector emissions. These decreases are expected to be complemented by large industrial facilities’ investment decisions in response to the incentive structure created by the Carbon Competitiveness Incentive Regulation, the pricing of carbon under the Pan-Canadian Framework and the expiry of the carbon levy exemption for upstream oil and gas. Potential exists for further reductions in emissions through the impact of clean technology investments.

MEASURING UP	109

Outcome 2	Performance Indicator 2

Provincial Air Quality Index

Percentage of good air quality days in urban areas based on Alberta’s ambient air quality objectives for fine particulate matter, ozone, carbon monoxide, nitrogen dioxide and sulphur dioxide

Source: Parkland Airshed Management Zone, Calgary Region Airshed Zone, Fort Air Partnership, Peace Airshed Zone Association, Palliser Airshed Society, Wood Buffalo Environmental Association, Lakeland Industry and Community Association, Alberta Capital Airshed and the Ministry of Environment and Parks Environmental Monitoring and Science Division

For additional sources and notes see page 140

Discussion

The Air Quality Index result for 2017 reported 95.5 per cent “good” air quality days. The overall trend is stable showing no substantial increases or decreases in the results, and is within the historical range of normal year-to-year fluctuations. The slightly lower percentage of “good quality” air days in 2017 compared to 2016 is a return to more normal results.

Air quality is influenced by the amount of emissions from natural sources and human activities, plus weather patterns and the assimilative capacity of the airsheds. Assimilative capacity refers to the ability of the environment or a portion of the environment (such as a stream, lake, air mass, or soil layer) to carry waste material without adverse effects on the environment or on users of its resources.

While there was the devastating Fort McMurray wildfire in 2016, smoke from that fire mainly affected nearby stations in Fort McMurray and Cold Lake, and did not have a large effect on air quality in the rest of the province. There was no other major forest fire influence in 2016, so overall air quality was quite good in 2016. By comparison, there was increased influence in 2017 from forest fire smoke from British Columbia and the northwestern United States, in the months of July, August and September. There was also more influence from ozone in the spring and summer than in 2016, though comparable to some other recent years. This may have been due to forest fire influence or summertime smog or a combination of both.

Assessment under the Canadian Ambient Air Quality Standards will determine the causes, and identify if management actions are required. Wintertime air quality has improved slightly over the past few years. Overall in 2017, the provincial overall result remained high and consistent with previous years.

110	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 2	Performance Indicator 3

Municipal Solid Waste to Landfills

Kilograms of municipal solid waste per capita disposed of in landfills

Source: Ministry of Environment and Parks

Note(s): In 2014, data was corrected from 666 to 669 kilograms per capita

For additional sources and notes see page 140

Discussion

Per capita waste disposal numbers show how successful Albertans are in minimizing waste disposal which is connected to environmental impacts affecting land, air and water and the ecosystem.

Disposal trends over the past 10 years have shown a modest downward trend in per capita waste disposal. In 2017, the trend continued with a slight decrease (7 kilograms) from 2016. This is much smaller compared to the decrease between 2015 and 2016 (about 96 kilograms) which may have been due to the economic downturn in Alberta. Waste generation is strongly linked to economic activity and therefore during periods of economic slowdown the volume of waste is often lower as overall spending and development is reduced. The anomaly seen in 2013 represents elevated volumes of waste generated from the Southern Alberta floods. The 10-year downward trend may also be influenced by the increased availability of recycling programs and efforts by individual municipalities to provide waste diversion.

MEASURING UP	111

Outcome 2	Performance Indicator 4

Regulatory Compliance (AER)

Percentage of inspections that are in compliance with regulatory requirements

Source: Field Surveillance Inspection System

Note(s): The results for 2014 have been restated from calendar year to fiscal year. The results reflect data availability from July 1, 2014 when the transition to the new Compliance Assurance Framework began. The results for 2015-16 and forward are based on fiscal year which aligns with AER’s reporting periods.

For additional sources and notes see page 141

Discussion

Regulatory compliance is achieved when the outcome of an inspection performed by the AER does not result in an enforcement action against the licensee. An enforcement action can occur when the licensee has failed to address a contravention of rule(s)/regulation(s)/requirement(s), and/or has caused a significant impact to public safety, the environment, or resource conservation. This indicator reflects industry’s compliance with regulatory requirements.

The AER places higher priority on reactive work, such as incidents or complaints. The amount of reactive inspection work can significantly impact the reported result for this indicator because the nature of the work is unplanned and has a high chance of resulting in enforcement action and because less time will be spent conducting proactive compliance activities.

AER’s strict requirements and inspections and audit programs ensure that the verification of compliance is done in a way that protects the environment and public safety. By sharing AER investigation reports externally companies have the opportunity to learn the root cause of situations and improve their practices. Continuing to meeting with companies that historically have had poor performance and publicly sharing the Pipeline Industry Performance Report and Water Use Industry Performance report allows companies to understand how they measure up. Additionally the AER works with companies years in advance to help manage energy development to make sure they are prepared to meet their obligations at the end of a project’s life.

112	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Overview

Working to Make Life Better by Protecting Health Care and Education

In 2017-18, our government announced new standards to help build more inclusive schools. The new quality standards specify what competencies teachers, principals, school leaders, and superintendents must demonstrate to teach and lead in Alberta’s education system. In addition to renewing the focus on establishing safe and inclusive learning environments, the new competencies will ensure teachers can apply foundational knowledge about First Nations, Métis and Inuit to enrich the learning experience of all students. Alberta will now be the first province to have professional practice standards aligned across all professional educator roles.

Our government has also taken steps to support fuel tech-sector growth. Alberta students will have access to the skills and training opportunities needed to succeed in a growing Alberta tech-based economy with the passing of the new Growth and Diversification Act. Through the Act, government will launch programs designed to diversify and grow the province’s economy. This includes a $50 million, five-year investment which will support 3,000 new spaces for technology programs in Alberta’s colleges and universities.

Budget 2017 allocated $15 million specifically to support recommendations in the Valuing Mental Health Report. A new $5million provincial grant will be used to hire staff and build new school-based community mental health programs. More than 100,000 students at schools across Alberta will receive these resources.

Our government believes that all Albertans should have a safe place to call home. In 2017-18 we announced $8.6 million in capital funding for YWCA Calgary for construction of 100 transitional shelter homes in their new Hub facility. The facility will provide women with wraparound services such as counselling, employment and training opportunities, as well as 90 childcare spaces. The YWCA Hub will become a safe place for clients to stay while they take the first step from crisis to stability for themselves and their children. Our government also expanded front-line services across Alberta with an $8.1million investment in the Association of Alberta Sexual Assault Services (AASAS), to ensure survivors who take the brave step to come forward have the supports they need. AASAS is using this investment for ongoing funding of front-line services, including expanding crisis response and greater use of specialized police and court support workers. Our government believes that we owe it to survivors to take every step necessary to ensure they have the supports they need when they come forward.

In 2017-18 our government also reached a two-year funding agreement with the Alberta Medical Association (AMA) that benefits patient care and saves $95 million in health-care costs. As with recent agreements with nurses and other health professionals, physicians have agreed to no fee increases for two years, which will help protect the overall stability of health-care services in the province. The agreement also includes a commitment to partner on initiatives that will improve the quality of health-care services, such as opioid education, continuity of care and primary health care.

MEASURING UP	113

Outcome 3	Performance Measure 1

High School Completion

High school completion rate of students within five years of entering Grade 10

Source: Ministry of Education

Note(s): The most recent results are for 2016-17 as the data for this measure lag a year. Included in the calculation of high school completion rates is an estimated adjustment for attrition (i.e. students moving out of the province) using Statistics Canada estimates of out-migration.

For additional sources and notes see page 141

Results Analysis

The high school completion rate has improved over time and exceeded the target for 2017-18. Improving the high school completion rate continues to be a priority for the Alberta government. Initiatives related to improving high school completion include: Moving Forward with High School Redesign, which is focused on engaged students, high levels of achievement, and quality teaching. Schools that participate in high school redesign participate in more diploma examinations, perform better on diploma examinations and have higher completion rates than non-participating schools. Schools involved in high school redesign are provided with personalized support and opportunities to learn with and from other schools and authorities about student-centred approaches to high school programming.

The percentage of employed Grade 12 students who report they work more than 20 hours per week has declined from 20 per cent (2008-09 Grade 10 cohort) to 14 per cent (2012-13 Grade 10 cohort). Research suggests that working more than 20 hours per week may interfere with realizing one’s educational potential. Thus, the decrease in the number of Grade 12 students working more than 20 hours per week may have led to an increase in students completing their studies.

Of the students who complete high school in five years, most (about 91 per cent) complete in three years. This makes the three-year rate a reliable predictor of the five-year rate in subsequent years. Projections indicate the five-year rate is likely to increase over the next few years.

In addition, some students who do not complete high school in the ECS–12 education system do so as young adults in the adult learning system. In 2017, 93 per cent of Albertans aged 25–34 reported they had completed high school. This result has remained stable over time and is similar to the Canadian result.

114	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 2

Post-secondary Transition

Percentage of students entering post-secondary programs (including apprenticeship) within six years of entering grade 10

Source: Ministry of Education

Note(s): The most recent results are for 2016-17 as the data for this measure lag a year. Student enrolment in a post-secondary program includes attending a publicly funded post-secondary institution in Alberta or registering in an Alberta apprenticeship program. The post-secondary transition rates include adjustments for attrition using estimates from Statistics Canada, and for students who attend post-secondary outside the province using estimates from the Ministry of Advanced Education.

For additional sources and notes see page 142

Results Analysis

The province tracks the rate at which students move into post-secondary education within four to six years of starting Grade 10. The difference between the four year and six year transition rates indicates that a substantial proportion of Alberta’s young people delay their entry to post-secondary programs after high school. The six-year transition rate has remained stable over time but still lower than the target of 60.2 per cent.

Discussions are being held to better understand the limitations being felt by high school students that do not go further with their education. This may be due to financial barriers; increasing competition to access post-secondary opportunities; or other societal or economic factors.

MEASURING UP	115

Outcome 3	Performance Measure 3

Literacy

Percentage of students who achieve the acceptable standard on Language Arts diploma examinations

Source: Ministry of Education

Note(s): Data for the current year of 2017-18 are not available until October 2018. Overall results for Language Arts are a weighted average of results for the four language arts subjects: English Language Arts 30-1, English Language Arts 30-2, French Language Arts 30-1 and Français 30-1. Participation in diploma examinations was impacted by the flooding in southern Alberta in June 2013 and by the fire in Fort McMurray in May to June 2016. Caution should be exercised when interpreting the results over time.

For additional sources and notes see page 142

Results Analysis

Data for the current year of 2017-18 are not available until October 2018. The overall proportion of students achieving the acceptable standard in Language Arts diploma examinations has increased over time.

Government is currently updating Alberta’s provincial Kindergarten to Grade 12 curriculum, which ranges in age from eight to 30 years old. To ensure student success, curriculum needs to be relevant, meaningful, and engaging for all students. The province is working to ensure that provincial curriculum continues to give all students the best possible start in life.

The province is completing the development of draft Kindergarten to Grade 12 subject introductions, which describe the nature of each subject and explain why the subject is learned; draft Kindergarten to Grade 12 scope and sequences, which outline what students will learn and when they will learn it; and draft Kindergarten to Grade 4 learning outcomes, which are what students are expected to know, understand, and be able to do in each subject and grade.

As schools change, school libraries have also evolved from simply providing information to students to engaging students and helping prepare them to become critical thinkers, evaluators, users, and creators of information and knowledge. As such, learning commons promote global and cultural understanding as students collaborate with their local and broader community to investigate and create solutions to complex problems.

116	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 4

Sponsored Research Revenue

Sponsored research revenue attracted by Alberta’s comprehensive academic and research institutions

Source: Comprehensive Academic Research Institutions, collected by Ministry of Economic Development and Trade

For additional sources and notes see page 143

Results Analysis

Sponsored research revenues are funds received outside regular university operating grants, which includes both research grants and research contracts. The data describes funding from the following sources: provincial and federal governments, industry, non-profit organizations, endowment, other government, and includes capital investments.

The research conducted at Alberta’s comprehensive academic and research institutions is fundamental to Alberta’s innovation system and its success in the global knowledge-driven economy and is a key factor in economic success. The university educational experience and exposure to leading-edge research contributes to the development of highly qualified personnel, including the next generation of university researchers and innovators for industry.

Success in acquiring and increasing sponsored research revenue is accomplished through highly competitive, excellence-driven research activities. Therefore, the ability of universities to attract research funding is an indicator of the quality of the university’s faculty and research programs and is an important measure of the capability and capacity of Alberta’s research system. The more sponsorship these institutions can draw, the better able they are to attract and retain world- class researchers. These researchers in turn, attract top graduate students, further strengthening the workforce supporting Alberta’s innovation capacity.

Total sponsored research revenue for the 2016-17 fiscal year was $914 million, an approximate 12 per cent increase from 2015-16 and approximately 5.8 per cent over the 2017-18 target of $863.9 million. Key drivers of this result include research investments from the Federal Government and the Government of Alberta.

MEASURING UP	117

Outcome 3	Performance Measure 5

Unplanned Readmissions of Mental Health Patients

Percentage of patients readmitted within 30 days of leaving hospital

Source: Canadian Institute for Health Information (CIHI); Alberta Health Services, Provincial Inpatient Database

Note(s): 8.6% (Q3 2017-18 year-to-date). This measure is reported a quarter later due to the requirement to follow-up with patients after the end of the reporting quarter.

For additional sources and notes see page 143

Results Analysis

This measure represents the proportion of occurrences of a non-elective (unplanned) readmission to an acute care hospital for selected mental illness within 30 days of a patient being discharged from the index hospital stay for which a most responsible diagnosis was selected as mental illness. Visits to facilities and programs not designated as acute inpatient care facilities are not included (e.g. emergency departments, urgent care centres, community clinics).

The preliminary result for 2017-18 of 8.6 per cent is one per cent above the target of 8.5 per cent. The results over the past five years show that clinicians in Alberta hospitals have been successful in keeping readmission rates relatively stable. The rates continue to be below the national average of 12 per cent, based on the most recent CIHI data available for 2015.

Although readmission may involve external factors, high rates of readmission act as a signal to hospital clinicians to look more carefully at their practices, including discharge planning and continuity of services after discharge.

Rates may also be impacted due to the nature of the population served by a facility (e.g., elderly patients and patients with complex health needs) or by accessibility of mental health care in the community.

This measure provides an indication of whether policies, programs and initiatives are having the desired impact on patients with mental illness. Continued investment and focus on implementing the actions arising from Valuing Mental Health: Next Steps will help achieve the targets and reduce unplanned readmissions. In addition, Alberta Health Services continues to monitor hospital readmissions and a range of initiatives are being undertaken in health zone areas to address the needs specific to each zone.

118	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 6

Access to Primary Care through Primary Care Networks

Percentage of Albertans enrolled in a Primary Care Network

Source: Department of Health, Alberta Health Care Insurance Plan Statistical Supplement, 2016-17; Claims Assessment System

For additional sources and notes see page 144

Results Analysis

This measure is defined as the percentage of Albertans informally enrolled in a Primary Care Network (PCN) as at March 31 of a given year. PCNs are the most common model of team-based primary health care delivery in Alberta. PCNs are groups of doctors working collaboratively with teams of health care professionals, such as nurses, dietitians and pharmacists, to meet primary health care needs in their communities.

The 2017-18 result for this performance measure is not available for reporting until January 2019. However, in 2016-17, 80 per cent of Albertans were enrolled in a PCN, this is two percentage points higher than the previous year and one percentage point higher than the 2017-18 and 2016-17 targets (79 per cent for both years). Growth has been steady at slightly more than one per cent per year for the past five years. A steady growth in the number of physicians joining PCNs has had a positive impact on this measure. In 2016-17 there was an increase of 283 in the number of physicians participating in PCNs.

The increase to 80 per cent in 2016-17 over the target of 79 per cent for the same period may be due to an increase in the number of physicians participating in PCNs and a growing awareness of the benefit patients receive when enrolled in a PCN.

The province views this measure as an indication of whether policies, programs and initiatives are having the desired impact of increasing Albertan’s access to primary health care services. The new PCN Governance Framework will lead to enhancements in team, governance and financial accountability, and service responsibilities for PCNs. It will also support increased patient attachment through the provision to Albertans of more consistent, comprehensive and seamless team-based primary health care, close to home, as well as increased collaboration amongst PCNs in sharing their best practices.

MEASURING UP	119

Outcome 3	Performance Measure 7

Access to Continuing Care Spaces

Percentage of clients placed in continuing care within 30 days of being assessed

Source: Alberta Health Services. Data are extracted from Meditech and Stratahealth Pathways

For additional sources and notes see page 145

Results Analysis

This measure is used to monitor and report on access to a Continuing Care Living Option in Alberta, as indicated by the wait times experienced by individuals who move in within the reporting period. Continuing Care Living Option refers to the level of care in a publicly funded resident accommodation that provides health and support services appropriate to meet the client’s assessed unmet needs (i.e., Designated Supportive Living Level 3, 4, 4-Dementia, or Long-term Care).

The current result of 52 per cent demonstrates an ongoing need for home and community care and facility-based continuing care expansion, due to an aging population, that is necessary to enable more timely moves into continuing care when those living options best fit the individual’s assessed needs. These challenges have driven longer waits and higher waitlists. These factors may have impacted government from achieving the target of 65 per cent.

Results also show a nine percentage point drop between 2013-14 and 2014-15. This drop was attributed to the provincial implementation, in May 2015, of the Designated Living Option: Access and Waitlist Management in Continuing Care policy. This established a consistent, principle-based, transparent approach for individuals to access a Continuing Care Living Option (a change from the “First Available Bed” policy rescinded in June 2013) and provides a more person-centred process where client needs and preferences are taken into consideration.

Investments have been made in home and community care over the past few years but demand continues to increase. The significant investment in home and community care announced in Budget 2017 is expected to improve flow through the continuing care system and positively impact this performance measure; however, results on this measure may not be evident for a few years. In addition, there has been a gradual expansion of the number of available continuing care living spaces as the planned 2,000 long-term care and dementia care spaces start to become available.

120	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 8

Influenza Immunization

Percentage of Albertans who have received the recommended annual influenza immunization

Source: Numerator: Number of individuals immunized by age category: Alberta Health Services (AHS) zones; Alberta Health’s weekly pharmacists data; First Nations and Inuit Health Branch, Indigenous Services Canada – Alberta Region. Denominator: For seniors and children, the denominator is the ministry’s population estimates, based on mid-year (June 30) registration population estimates. For residents of long-term care facilities the denominator is the number of residents as of December 15 of the current year.

For additional sources and notes see page 145

Results Analysis

In 2017-18, the immunization rates for all three groups remained consistent with results from previous years but are not meeting national targets. Over the last five years for seniors (aged 65 and over) the rate has ranged from 60 per cent to 64 per cent and for children (aged 6 to 23 months) the rate has ranged from 34 per cent to 36 per cent, with rates well below the target of 80 per cent for both groups. For residents of long-term care facilities, the rate has ranged from 88 per cent to 89 per cent which is not far from the target of 95 per cent.

These national targets are based on epidemiological evidence to decrease disease incidence and complications from disease. They are set at the aspirational level required to prevent disease outbreaks and to protect vulnerable populations (e.g., those who are not eligible for certain vaccines such as infants, pregnant women, or immune-compromised individuals).

Targets are not easily achievable for influenza vaccine as there is a short window of time in which to immunize the population before influenza begins to spread. Vaccine hesitancy has been increasing, despite increasing access to vaccines and providing education about the benefits of annual influenza immunization. Another factor contributing to low immunization rates is that, unlike other vaccines, the effectiveness of the influenza vaccine ranges from 10-50 per cent. Also, a large number of people think that influenza is not a serious illness and do not realize that they can carry it and infect high-risk people even if they do not feel sick.

MEASURING UP	121

Outcome 3	Performance Measure 9

Family Enhancement and Child Protection Services

Percentage of children and youth with a new child intervention file who did not have a file closure in the previous 12 months

Source: Child Intervention Case Information Online (CICIO) system, Ministry of Children’s Services

Note(s): The results presented before 2015-16 are not directly comparable with previously reported results due to changes in the methodology used to calculate the results. Includes children in-care and not-in-care.

For additional sources and notes see page 146

Results Analysis

In 2017-18, the result of this measure was 84 per cent. It did not meet the target of 87 per cent but is still considered a positive result. It suggests the number of vulnerable children who were previously involved with child intervention are being supported to live at home with their families, independent of the child intervention system.

Some of the factors influencing this result include: families being able to cope with day-to-day issues rather than approach the government for help; the volume of need has decreased, meaning there are fewer children and youth who require multiple files; improved assessments result in better case planning and more effective interventions under shorter timeframes.

Based on the feedback from frontline staff and internal/external recommendations, the government is continuing its efforts to develop new and innovative ways to serve at-risk children, youth and families. The Child Intervention Practice Framework supports an environment where family strengths are recognized and children and youth are respected and supported. The government is accelerating the implementation of the Framework by promoting initiatives to ensure child intervention staff are supported in making decisions in a manner consistent with organizational values and principles and that they have tools and approaches that will provide the right kinds of services and supports.

122	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 10

Family Violence and Bullying Awareness

Percentage of Albertans who have information to better help in situations of family violence and bullying

Source: The Albertans’ Perceptions of Bullying, Family Violence and Elder Abuse Survey by Advanis Research and the Ministry of Community and Social Services (biennial survey)

For additional sources and notes see page 146

Results Analysis

The government provides Albertans with information on family violence and bullying through informational campaigns. This contributes to Albertans’ perception of their ability to help in a situation of family violence or bullying.

The results for this measure are based on survey questions related to exposure to information on family violence and bullying and to what extent this information enabled respondents to feel better able to help in a family violence or bullying situation. The 2017-18 survey results indicated a slight decline in Albertans’ perception of their ability to better help in situations of family violence and bullying as a result of seeing, hearing, or reading related information.

In the 2017-18 survey, 74 per cent of respondents had been exposed to information about family violence, and 69 per cent of respondents recalled having been had been exposed to information about bullying. Several factors could explain this increase in recall, including increased awareness and education on bullying through community agencies, government, schools, workplaces, and through media coverage and resources available on the web.

Despite the slight decline in Albertans’ perception of their ability to help in situations of family violence or bullying compared to the 2016 survey, the majority of those surveyed do feel better able to help after seeing, hearing or reading information on these difficult topics.

MEASURING UP	123

Outcome 3	Performance Measure 11

Indigenous Children in Care

Percentage of Indigenous children in foster care/kinship care who are placed with Indigenous families

Source: Child Intervention Case Information Online (CICIO) system, Ministry of Children’s Services

Note(s): The data is extracted from a live data source, and is subject to change as more information is entered into the system. Data for 2017-18 is current as at May 11, 2018.

For additional sources and notes see page 147

Results Analysis

Kinship care is recognized as a leading practice that can contribute to maintaining a child’s connection to his or her extended family and community. Results show 44 per cent of Indigenous children or youth in foster care or kinship care were placed with an Indigenous foster or kinship care family between April 1, 2017 and March 31, 2018. Among the 5,128 Indigenous children and youth in foster care or kinship care, 2,281 were placed with an Indigenous foster or kinship care family between April 1, 2017 and March 31, 2018.

The increasing trend is up five per cent since 2013-14, which demonstrates the ministry’s commitment in strengthening connections among communities by increasing the number of children or youth placed with extended family members, individuals emotionally connected to the child, or a family of a similar Indigenous culture or who shares a cultural, community, or religious connection. For the first time, the number of kinship homes in Alberta exceeds the number of foster homes.

The government continues to work with Indigenous communities and caregivers to recruit Indigenous foster parents and kinship caregivers. Differences remain in how regions and Delegated First Nations Agencies manage their kinship programs; therefore, work is underway to clarify service delivery approach, file transfers, the role of family, and the role of the Delegated First Nations Agencies in identifying, assessing, approving, and supporting kinship arrangements.

124	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Measure 12

Family Support for Children with Disabilities Program

Percentage of families who indicate the services provided had a positive impact on their family (biennial survey)

Source: Family Support for Children with Disabilities Survey conducted by Advanis and the Ministry of Community and Social Services

For additional sources and notes see page 147

Results Analysis

The Family Support for Children with Disabilities Program provides a wide range of family-centred supports and services to approximately 11,000 children and families each year. Services are meant to help strengthen families’ ability to promote their child’s healthy development and encourage their child’s participation in activities at home and in the community. Parent/guardian perception of a service impact on the family is viewed as a valid measure to demonstrate the effectiveness of the FSCD program.

In 2016-17, 90 per cent of the families who responded to the FSCD survey felt that the program had a positive impact on their family. This is consistent with the result in 2014-15. It indicates a high level of overall family satisfaction with the services provided by the FSCD program. Results over the past three survey cycles have consistently shown strong positive results. Additionally, the impact of organizational changes and the launch of the new online claims reporting system may further influence the measure result in the next few years.

In addition to the performance measure result, 92 per cent of the survey respondents indicated that the services provided by the FSCD program had a positive impact on their child and 87 per cent indicated their family’s overall quality of life has increased due to the services received from the FSCD program. Overall agreement that the FSCD program has had a positive impact on the family is very similar across different diagnoses (e.g., autism, sensory, physical, etc.) and satisfaction was observed to be the highest among families whose child is between the ages of 13 and 15 years.

MEASURING UP	125

Outcome 3	Performance Indicator

International Literacy (15 years old)

Performance of Alberta students in the Programme for International Student Assessment (PISA) of Reading Literacy

Source: Council of Ministers of Education, Canada

Note(s): For comparability, the Organization for Economic Cooperation and Development (OECD) average is based on the results of the countries included in the PISA 2003 assessment.

For additional sources and notes see page 148

Discussion

PISA is an international student assessment study in science, mathematics and reading literacy, administered every three years by the OECD.

The literacy indicator is the average score achieved by a random sample of Alberta students on a standardized scale of reading literacy.

In 2015, PISA results were based on approximately 2,500 15-year-old students from 100 schools across Alberta.

PISA selects 15-year-olds to be the primary target population, as this age group is near the end of compulsory education. PISA is designed to measure the extent to which youth, at age 15, have acquired some of the knowledge and skills that are essential for full participation in modern societies including participation in the workforce, post-secondary education and lifelong learning.

Previous studies based on PISA data have shown how skills at age 15 would affect students in their later life. For example, youth with strong reading skills were much more likely to have finished high school, pursue post-secondary education and finish it. In addition, results from the Youth in Transition Survey show that there is a strong association between reading proficiency and education attainment.

PISA also collects information about teaching practices. This information is used to support excellent teaching and leadership.

In 2015, Alberta scored 533 in reading literacy. The score is lower than the 2013 results, but the difference is not statistically significant. It is anticipated that Canadian data for PISA 2018 will be available in December 2019.

126	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Indicator 2

Post-secondary Education

Percentage of Albertans aged 18 to 34 participating in post-secondary education

Source: Statistics Canada, Labour Force Survey

Note(s): The result for this indicator is not a true ratio of enrolment to population but rather is an estimated rate based on a sample survey and is only considered accurate within a reasonable margin of error. Therefore, minor changes in results should be treated with caution.

For additional sources and notes see page 148

Discussion

This indicator shows the percentage of individuals aged 18 to 34 who report attending post-secondary programs in Alberta. This includes learners attending a university, college or other post-secondary institution.

The percentage of Albertans aged 18 to 34 who reported participating in post-secondary education has remained stable at 17 per cent over the past ten years. In 2017, the participation rate rose to 18 per cent, which was a one percentage point increase from the results observed over the previous years.

This increase could be attributed to a wide variety of external factors, such as changes in interprovincial and international migration and labour market conditions. Due to Alberta’s recent economic downturn, post-secondary education might have become a more attractive alternative to labour market participation. Economic contractions have contributed to a net loss of migrants to other provinces and reduced net international migration, which resulted in a decreased population of those aged 18 to 34 since 2015. Both changes could have contributed to the increase in the post-secondary participation rate. The participation rate could also be influenced by individuals’ high school experiences, health-related issues, and family characteristics such as family structure, family income, parental education and parents’ attitude towards post-secondary education.

To encourage participation, government undertakes several initiatives which include raising awareness of adult learning opportunities, providing stable institutional funding, and addressing financial barriers by regulating tuition and providing various financial aids and scholarships.

MEASURING UP	127

Outcome 3	Performance Indicator 3

Health Expenditures

Per capita provincial government health expenditures

Source: Canadian Institute of Health Information (CIHI) National Health Expenditure Trends (NHEX), 1975 to 2017

Note(s): The 2016 and 2017 results are forecasted rather than actual results, as there is a two year lag in available results.

For additional sources and notes see page 149

Discussion

This indicator includes spending by the province (including Alberta Health Services) and health-related spending by other government departments and agencies, as compiled by CIHI. It tracks the trend of financial expenditures for the health system and provides an indication of fiscal sustainability and efficiency in the health system. Per capita growth less than or equal to inflation is generally seen as sustainable growth.

Based on the five year (2013-2017) period the average annual growth rate of per capita provincial government health expenditures was two per cent. This percentage is significantly lower compared to the prior five year period (2008-2012) where the average annual growth rate for per capita provincial government health expenditures was 4.6 per cent. Alberta’s average per capita health expenditure growth rate between 2016 and 2017 is forecast to be the same as the national average growth rate of 2.3 per cent.

Government continues to strive toward keeping year-over-year expenses restrained and is working to control the biggest cost drivers in the health system – physician compensation, pharmaceuticals and hospital services. Curbing spending in these areas is expected to free up health dollars to invest in the shift to more community-based health care, including mental health and addiction services, primary health care, home care, continuing care, and improving health outcomes for Indigenous Albertans.

128	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Indicator 4

Life Expectancy at Birth (First Nations; Non-First Nations)

Source: Alberta Health Care Insurance Plan; Alberta Health Postal Code Translator File; Alberta Vital Statistics Death File; First Nations Status Registry

For additional sources and notes see page 150

Discussion

This indicator compares the life expectancy of First Nations people to that of non-First Nations people in the province.

In 2017, the gap in life expectancy between First Nations and non-First Nations populations in Alberta was 11.5 years. Life expectancy among First Nations in Alberta is based on relatively small numbers that result in annual fluctuations, making trends over a short period of time difficult to interpret. Life expectancy only takes into account the length of life and not quality of life. This data clearly shows that more needs to be done to address health disparities for Indigenous peoples.

Globally, life expectancy at birth may be impacted by a host of factors that include access to and quality of health care. In countries such as Canada, however, it is thought that differences in life expectancy are primarily driven by the social determinants of health. These include factors such as income, housing, education, and employment conditions. Importantly, for First Nations people, life expectancy may be influenced by a complex colonial history that includes intergenerational trauma from residential schools, higher rates of poverty, and systemic racism.

Government is working to address health service improvements and health priorities to improve health outcomes for Indigenous Albertans by collaborating with the province’s regional Indigenous organizations, Alberta Health Services, Indigenous Services Canada, and other partners.

MEASURING UP	129

Outcome 3	Performance Indicator 5

Awareness of Elder Abuse

Post training, the percentage of community service providers who reported increased awareness of how to identify, prevent and report elder abuse

Source: Ministry of Seniors and Housing

For additional sources and notes see page 150

Discussion

The government has provided training to front-line service providers throughout Alberta to increase their knowledge and awareness about elder abuse prevention and how to respond to the needs of those impacted. Between 2012 and 2018, approximately 1,400 service providers received training, including 200 service providers who took the train-the-trainer sessions, which certified them to deliver workshops in their community or sector. In addition to the training sessions, government has, so far this year, provided six presentations directly to seniors to raise awareness about elder abuse and where to go to find help.

The performance indicator reports on the percentage of service providers who indicate an increased awareness of how to identify, prevent and report elder abuse, as well as an increased ability to respond, post-training. As training is provided, the government expects service providers to reach a point of saturation when yearly increases in awareness will drop. A recent grant program to support increased coordinated community response models throughout Alberta may have also attributed to increased knowledge amongst service providers, outside of training.

130	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Outcome 3	Performance Indicator 6

Child Intervention Services as a Percentage of the Child Population in Alberta

Child Intervention: percentage of children in Alberta receiving services

Source: Child Intervention Case Information Online (CICIO) system, Ministry of Children’s Services and Statistics Canada. CANSIM (database) Table 051-0001 - Estimates of Population, by age group and sex

Note(s): The reported number of children receiving child intervention services is subject to change as source information is entered into the system. Data for 2017 is current as of May 11, 2018.

For additional sources and notes see page 150

Discussion

This indicator describes the percentage of children receiving child intervention services as a proportion of the total child population in Alberta. Intervention services are provided when there are concerns that a child or youth is being neglected or abused by their parent or guardian. Child Intervention services are designed first and foremost to promote well-being, stability and continuity of relationships with biological families or legal guardians, and to protect children from further maltreatment. A range of programs and services are available from community agencies and child intervention workers to help parents who are keen on building their strengths and keeping their families well, and support children who cannot remain safe in their homes.

The percentage of children receiving child intervention services has remained below two per cent since 2013. Despite child population growth in Alberta, child intervention services appear to be decreasing which may be a direct correlation to families being better equipped to support their children without child intervention services. The government is focusing on new approaches such as bringing staff and family together to identify challenges and the kinds of supports that will help the family heal. By building this foundation, trusting relationships have been built.

MEASURING UP	131

Outcome 3	Performance Indicator 7

Core Housing Needs

Percentage of Alberta rental households in core housing needs

Source: CMHC Table: Characteristics of Households in Core Housing Need, Canada, Provinces, Territories and Metropolitan Areas, 2001, 2006, 2011 and Ministry of Seniors and Housing

For additional sources and notes see page 151

Discussion

Core housing needs describes households living in dwellings considered inadequate in condition, not suitable in size, and unaffordable. Housing is defined as adequate when it does not require major repairs according to its residents. It is considered suitable when there is enough bedrooms for the size and make-up of resident households, according to the National Occupancy Standard. And finally, housing is deemed affordable when its shelter cost represents less than 30 per cent of before-tax household income.

Within Alberta, there is considerable variation across demographic groups. Specifically, among all rental households, approximately 23 per cent are considered to be within core housing need. However, compared to senior-led households and lone-parent households, it is observed that 42 per cent and 41 per cent respectively are within core housing need. Among Aboriginal households, which focuses only on those who are living off-reserve, 31.5 per cent of household are considered in core housing need.

The Government of Alberta is working to reduce core housing need by providing increased supports for these vulnerable populations. For example, an Indigenous Off Reserve Housing Program has been created to provide off-reserve, affordable rental units for Indigenous households. Additionally, amendments have also been made to the Social Housing Accommodation Regulations to help increase access to subsidized housing for those who were previously not eligible.

132	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Performance Measures and Indicators

– Sources and Notes

Outcome One

Value-added Agriculture Products

Source: Ministry of Agriculture and Forestry

Note(s): The result for this measure is the total number of written confirmations provided by industry clients for products that were developed with assistance from the Ministry of Agriculture and Forestry and successfully introduced to market. At year-end, each industry client is asked to provide a written confirmation (or declaration) to verify all new value-added products that were developed with the assistance from the ministry and successfully introduced to market. Each industry client self-declares the following information: name of processing company; name of product(s), date the product entered the marketplace, signature of an authorized representative of the processing company, and ministry project lead. This information is aggregated and reported under this measure.

Value-added products include value-added food, beverage, bio-industrial products and new crop varieties. Introduced to market refers to a product that has obtained a listing at retail or food service, domestically or internationally, as well as products that have been sold as ingredients for further manufacturing. Ministry staff assist industry clients in one or more of the following areas: product formulation, shelf-life, packaging, sensory evaluation, marketing and commercialization.

The number of new products confirmed by industry clients are aggregated and reported for this measure. The data is collated from program areas within the Ministry of Agriculture and Forestry that are engaged in product development and commercialization.

Alberta Enterprise Corporation (AEC) Funds

Source: Alberta Enterprise Corporation

Note(s): This measure was reported to the Ministry of Economic Development and Trade by AEC as required by legislation (AEC Act, S. 14 Disclosure of Information), and the Transfer Agreement (S. 16 Reporting Requirements). The result reported is from the most recent AEC Annual Report, AEC Annual Report 2016-17 released in July 2017.

AEC requires that the data be directly provided from the funds in which they invest. AEC then removes double counting and provides the information to Ministry of Economic Development and Trade. The ministry reviews the information with AEC to ensure that the information is accurate and allocated correctly before it is reported in Measuring Up.

MEASURING UP	133

Value of Alberta Enterprise Corporation (AEC) Funds Invested

Source: Alberta Enterprise Corporation

Note(s): This measure was reported to the Ministry of Economic Development and Trade by AEC as required by legislation (AEC Act, S. 14 Disclosure of Information), and the Transfer Agreement (S. 16 Reporting Requirements). The result reported is from the most recent AEC Annual Report, AEC Annual Report 2016-17 released in July 2017.

AEC requires that the data be directly provided from the funds in which they invest. AEC then removes double counting and provides the information to Ministry of Economic Development and Trade. The ministry reviews the information with AEC to ensure that the information is accurate and allocated correctly before it is reported in Measuring Up.

Tourism Expenditures

Source: Statistics Canada’s Travel Survey of Residents of Canada and the International Travel Survey; and the Ministry of Culture and Tourism

Note(s): The total value of tourism expenditures in Alberta is derived from data released by Statistics Canada from the Travel Survey of Residents of Canada and the International Travel Survey. The Travel Survey of Residents of Canada measures the size of domestic travel in Canada and provides information about the volume of trips and expenditures for Canadian residents. It is a sample survey run as a voluntary supplement to the Labour Force Survey. Respondents are randomly selected and asked to respond to the travel survey questionnaire. The International Travel Survey provides statistics on travellers to and from Canada using mail-back questionnaires, e-questionnaires, the Air Exit Survey as well as Frontier Counts. Both surveys are undertaken by Statistics Canada and sponsored by the Canadian Tourism Commission, Statistics Canada, provincial/territorial tourism agencies and other federal government departments. An independent research firm is used to clean and harmonize data from the Travel Survey of Residents of Canada (domestic tourism related to Albertans and other Canadians), while data tables for overseas and US person-visits are received directly through custom tables from Statistics Canada.

The results for 2015 and 2016 are not directly comparable to previous results due to a change in how expenditures by international visitors were identified.

Skills Training Program

Source: Work Outcomes Reporting Project (WORP) Survey

Note(s): Results for this measure are obtained through the Work Outcomes Reporting Project Survey. An independent consultant is contracted to contact former program participants three months after they have left a Work Foundations or Training for Work programs delivered by the Ministry of Labour. WORP uses a census approach for Ministry of Labour clients who have attended skills training programs, meaning all clients having taken these programs will be contacted for inclusion in the survey. The results are based

134	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

on contacting former participants who left the program between September 1, 2016 and August 31, 2017. Post-survey weighting (population and non-response) is employed to ensure the representativeness of the results. Non-responders (those who responded don’t know or no response are filtered out of the final dataset. The percentage of Skills Training participants employed post-intervention is determined using the following questions, “What is your current main activity? Are you Employed, Self- Employed, In School/Training, Unemployed, Retired?” The responses that indicate that the participant is employed or in school (i.e. further education) or training are weighted and used to calculate the measure result. The sample size for the 2017-18 result is 1,540. The results are considered accurate to +/- 2.50 percentage points 19 times out of 20.

Labour Force Participation Rate

Source: Statistics Canada’s Labour Force Survey

Note(s): Historical results have been restated to reflect updated census data information provided by Statistics Canada. In 2017-20, this indicator was revised to focus on individuals aged 25–64 to reflect that Albertans aged 15–24 are more likely to be enrolled in Post-secondary Education. Examining the segment of the labour force ages 25–64 gives a more accurate picture of Labour Force Participation. No change was made to the age range for Alberta youth. Historical results were updated.

The Labour Force Survey provides information on the work activities of survey respondents during the week containing the 15th day of the month known as the reference week. The target population covered by the survey corresponds to all persons aged 15 years and over (working age population) residing in Canada, with the exception of the following; persons living on reserves and other Aboriginal settlements, full-time members of the Canadian Forces, and the institutionalized population. The labour force is the sum of the number of persons employed and the number of persons actively seeking employment (unemployed). This is calculated as a 12-month average for the calendar year.

The performance indicator looks at the labour force participation rate for all Albertans (aged 25–64), Aboriginal Albertans living-off reserve (aged 25–64), Alberta’s immigrant population (aged 25–64) and Alberta’s youth (aged 15–24). For each sub-group, the labour force participation rate is calculated as the percentage of people in the sub-group of the working age population that are either employed or actively seeking employment (unemployed) compared to the working age population of the sub-group. This is calculated as a 12-month average for the calendar year.

The Labour Force Survey asks respondents if they identify themselves with at least one Aboriginal group, for example, North American Indian, Métis or Inuit. A landed immigrant is a person who has been granted the right to live in Canada permanently by immigration authorities.

Gross Domestic Product (GDP) Growth

Source: Statistics Canada’s Cansim table 379-0030 – Gross domestic product (GDP) at basic prices, by North American Industry Classification System (NAICS), provinces and territories

MEASURING UP	135

Note(s): This measure combines the following industries: manufacturing; transportation and warehousing; information and cultural industries; finance and insurance; professional, scientific and technical services; administrative and support, waste management and remediation services; arts, entertainment and recreation; accommodation and food services.

Licensing University Technology

Source: Report on Competitiveness: Alberta 2015 (August 2016) and Association of University Technology Managers, Licensing Surveys Database

Note(s): The data on university technology licensing comes from the Association of University Technology Managers (AUTM), a US-based non-profit formed to support and advance academic technology transfer globally. AUTM has a membership of more than 3,200 intellectual property managers from universities, research institutions, hospitals, businesses and governments. Specifically, the data comes from the AUTM’s annual Canadian edition of their Licensing Activity Survey. The 2015 Canadian Licensing Activity Survey solicited responses from 71 research institutions in Canada. Thirty six institutions responded to the survey. Because of the variability of this indicator, five-year averages are reported. The number of start-ups are reported on a per capita basis, i.e. number of start-ups divided by Alberta’s population.

Alberta Immigrant Nominee Program (AINP)

Source: Alberta Immigrant Nominee Program One-Year Post-Landing Follow-up Survey, Ministry of Labour

Note(s): Each year, AINP nominees are surveyed to determine if they are still living and working in Alberta, one year after obtaining permanent residency. The most recent results available are for AINP nominees that landed in 2014 and were surveyed in 2016 to allow one year to have passed from the date the nominee obtained permanent residency and to allow time for the survey to be conducted. AINP nominees are surveyed via an online survey distributed by email. A nominee was considered to be working and residing in Alberta if they answered that they currently reside in Alberta and that they were currently employed (including working and performing their job duties, on a paid maternity leave, on a paid leave of absence or on vacation). In 2016, 3,032 of the 4,908 nominees who landed in Alberta in 2014 responded to the survey. The survey response rate was 62 per cent. The resulting sample size produces results that are considered accurate to within +/- 1.1 percentage points, 19 times out of 20.

Women’s Labour Force Participation Rate

Source: Statistics Canada’s Labour Force Survey

Note(s): Historical results have been restated to reflect updated census data information provided by Statistics Canada. The Ministry of Labour reports on the Labour Force Participation Rate for different populations and revised their methodology in the 2017-20 Business Plan to include only those of working age population (ages 25–64).

136	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

The Ministry of Status of Women has chosen to report on sub-populations (women and Indigenous women) ages 15 and over in order to get a better picture of the labour force participation rate of all under-represented groups.

The Labour Force Survey provides information on the work activities of survey respondents during the week containing the 15th day of the month known as the reference week. The target population covered by the survey corresponds to all persons aged 15 years and over residing in Canada, with the exception of the following: persons living on reserves and other Aboriginal settlements; full-time members of the Canadian Forces and the institutionalized population.

The Labour Force Survey asks respondents if they identify themselves with at least one Aboriginal group (e.g. North American Indian, Métis or Inuit). It includes persons who reported being an Aboriginal person, that is, First Nations (North American Indian), Métis or Inuk (Inuit), or those who reported more than one identity. Excluded from the survey’s coverage are persons living on reserves and other Aboriginal settlements in the provinces as well as those living in the territories. Inuit and multiple identities are included in the Aboriginal total but are not shown separately due to small sample sizes. The labour force is the sum of the number of persons employed and the number of persons actively seeking employment (unemployed). This is calculated as a 12-month average for the calendar year.

Investment in Research and Innovation

Source: Statistics Canada http://www5.statcan.gc.ca/cansim/a26?lang=eng&id=4770058 Cansim Table 477-0058; Financial information of universities and degree-granting colleges, revenues by type of funds

Note(s): Data are for the fiscal year April 1-March 31. Data is obtained directly from Statistics Canada by the Research Capacity Planning Unit, Innovation System Engagement Branch (ISE), Science and Innovation Division, Ministry of Economic Development and Trade. An analyst reviews and captures the information from a provincial and federal context. Data is verified by the Senior Director, Research Capacity Planning, ISE.

Outcome Two

Municipal Client Satisfaction

Source: Ministry of Transportation

Note(s): The Client Satisfaction Survey is completed every two years and measures the satisfaction of municipal partners with the ministry’s service for grant programs that support environmental stewardship. The most recent data is for 2016-17 when the survey was last completed. An independent research company conducted this survey amongst Transportation’s clients, namely Alberta municipalities, to determine their satisfaction with the ministry’s service delivery in 2016. The survey of 341 municipal level authorities that interact with ministry staff to access municipal grants received 168 responses; results are accurate within plus or minus 5.4 per cent, 19 times out of 20. Results from the 2014-15 survey were based on a total of 167 surveys completed and

MEASURING UP	137

returned for a response rate of 47.97 per cent and are accurate within plus or minus 5.5 per cent, 19 times out of 20. The measure reports the cumulative percentage of respondents indicating they are either “somewhat satisfied”, “satisfied”, or “very satisfied” when asked about their overall satisfaction with ministry staff that administers municipal grants. Grants accessed include the Green Transit Incentives Program, Public Transit Infrastructure Fund, Strategic Transportation Infrastructure Program, Alberta Municipal Water/Wastewater Partnership, Water for Life, and the Clean Water and Wastewater Fund. In 2017-18, Transportation identified new performance measures that are under development to better demonstrate support of environmental stewardship outcomes. They will be implemented in 2018-19.

Energy Consumption

Source: Ministry of Infrastructure

Energy consumption data reported by external retailers through utility bills and Environment and Climate Change Canada’s (ECCC) weather data, and Infrastructure’s Building and Land Information Management System for area of government-owned and operated facilities

Note(s): The methodology used to calculate this measure was strengthened in 2016-17 by improving how weather-normalization is calculated. Previously, weather normalization was done by applying a single factor based on an average of heating/cooling degree days from several weather stations across Alberta to every facility included in the measure. Currently each facility included in the measure is weather-normalized individually by using information from an assigned weather station in close proximity to the facility, using data from ECCC.

Due to the change in methodology, the baseline data and subsequent targets were revised to allow performance to be comparable to previous years. 2013-14 targets and results are not comparable with targets and results determined based on the updated methodology.

Environmentally Sustainable Agriculture Practices

Source: Ministry of Agriculture and Forestry

Note(s): The result for this measure is derived from 40 environmentally sustainable agriculture (ESA) practices that could be used to address soil conservation, water management, wildlife habitat conservation, energy management, climate change adaptation, agricultural waste management, and grazing and manure management.

An eligible ESA practice (or group) for the base calculation is based on farm type, farm site characteristics, and operation practices. The percentage of eligible environmentally sustainable agricultural practices adopted by each respondent is multiplied by a weighting factor to generate a weighted adoption score for each respondent. The result of this measure is the average weighted adoption score of all respondents expressed as a percentage.

138	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

The target population for Agriculture and Forestry’s Environmentally Sustainable Agriculture Tracking Survey is based on a list of commercial farmers in Alberta maintained by Kynetec Canada. The random and representative sample size was 500, providing a margin of error in provincial results of ± 4.4 per cent at a 95 per cent confidence level. The response rate was 8.3 per cent.

Data limitations include: producers that are not included in Kynetec Canada’s database (the source of the survey list); non-contactable subscribers (due to privacy legislation compliance); unreachable samples (due to wrong telephone numbers, answering machine, busy, no answer, etc.) and non-response; and disqualification due to failure to answer a required screening question.

Electrical Generation from Renewables

Source: Ministry of Energy, Alberta Utilities Commission (AUC)

Note(s): Electricity generation data from both renewable and non-renewable sources is collected and reported annually by the AUC. The source of information is regulatory filings under the Hydro and Electric Energy Act by operators of power generating facilities.

The result of the measure, for any given year, is calculated as follows:

Consumer Protection Initiatives

Source: Service Alberta, Consumer and Registry Services Division

Note(s): The consumer’s agenda is an initiative aimed at enhancing consumer protection. As such, this measure tracks the number of initiatives advanced under the agenda. Each time a new or amended consumer protection act, regulation or program is implemented, it is considered as one new initiative under the consumer’s agenda.

Total Greenhouse Gas Emissions

Source: Environment and Climate Change Canada and the Ministry of Environment and Parks

Note(s): Data and methods used to develop the emission and removal estimates presented in the National Inventory Report are consistent with internationally accepted Intergovernmental Panel on Climate Change methodologies and reference documents. Data collection, validation, calculation and interpretation take almost 16 months from the end of the last reporting year, which results in a one year reporting delay. Environment and Climate Change Canada estimates greenhouse gas emissions by multiplying the level of human activity resulting in emissions over a certain time period by emission factors. Emission factors are

MEASURING UP	139

based on samples of measurement data, and are representative rates of emissions for a given activity level under a given set of operating conditions. They are the estimated average emission rate of a given pollutant for a given source, relative to units of activity. Guidelines produced by the Intergovernmental Panel on Climate Change for countries reporting to the United Nations Framework Convention on Climate Change (http://unfccc. int/2860.php) provide methods for calculating greenhouse gas emissions from a given human activity. Greenhouse gas emissions are reported in carbon dioxide equivalents (CO2 eq), determined by multiplying the amount of emissions of a particular gas by the global warming potential of that gas. Greenhouse gases differ in their ability to absorb heat in the atmosphere due to their differing chemical properties and atmospheric lifetimes.

Provincial Air Quality Index (AQI)

Source: Ministry of Environment and Parks and Parkland Airshed Management Zone, Calgary Region Airshed Zone, Fort Air Partnership, Peace Airshed Zone Association, Palliser Airshed Society, Wood Buffalo Environmental Association, Lakeland Industry and Community Association, Alberta Capital Airshed and the Ministry of Environment and Parks Environmental Monitoring and Science Division

Note(s): Results from 2017 are based on data from seventeen stations, located in Edmonton (3 stations), Calgary (3 stations), Fort McMurray (2 stations), Red Deer (2 stations), Grande Prairie, Cold Lake, Fort Saskatchewan, Sherwood Park, Medicine Hat, Lethbridge and St. Albert (1 station each). A station must have a valid AQI value for at least 75 per cent of hours in the year to be included in the calculation. The number of stations may change from year to year as stations are added, relocated, or if operational difficulties result in less than 75 per cent of AQI values being available. Starting in the 2016-17 annual report, figures have been shifted to one decimal point to reduce rounding errors in the information.

Municipal Solid Waste to Landfills

Source: Ministry of Environment and Parks

Note(s): This indicator tracks Alberta’s progress towards reducing the amount of municipal solid waste disposed in municipal landfills, as measured in kilograms of waste per capita per year. Residential waste from municipalities, and waste from the industrial, commercial and institutional sector, as well as waste from the construction, renovation and demolition sector disposed of in municipal landfills or participating private landfills are included in this indicator. The calculation is based on the kilograms of municipal solid waste sent to landfills and the population served by each reporting landfill.

The information is collected from landfills with weigh scales and in some cases is voluntarily provided. The indicator is calculated using the most up-to-date population statistics, either the Ministry of Municipal Affairs’ official provincial population list or Statistics Canada’s Census data. Approximately 84 per cent of Alberta’s population had access to service provided by reporting landfills in 2017. Estimates are used for the remaining population and are derived by multiplying the per capita disposal rate with the unmeasured population. There is recognition of methodology limitations and consideration for improvement.

140	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Regulatory Compliance (Alberta Energy Regulator)

Source: Alberta Energy Regulator (AER)

Note(s): AER field operations staff inspect the activities of the in-situ and conventional oil and gas, pipeline, and coal and oil sands mining industries. Inspections are selected based on a predetermined level of risk that the activity may pose to health and safety, the environment, resource conservation, and stakeholder confidence in the regulatory process. Inspections result in an outcome of compliant or noncompliant. The inspection findings and outcome are recorded into the Field Surveillance Inspection System database. If the inspection is noncompliant the triage tool is used to assess the significance of the noncompliance and determine the need for an investigation. If an investigation is warranted, information and evidence is collected relevant to the noncompliance. The investigation will determine if an enforcement action is required.

Field inspections for this measure include the following activities: drilling operations, gas facilities, oil facilities, pipelines, well servicing operations, drilling waste, well sites, coal mines, mineable oil sands and waste management facilities. Inspections are counted based on the date of initial inspection.

Outcome Three

High School Completion

Source: Ministry of Education

Note(s): Alberta Education calculates the rate at which Alberta students complete high school within three, four, and five years of starting Grade 10. The provincial rate is calculated by dividing the number of high school completers by the number of students in the Grade 10 cohort, adjusted for attrition. Credentialed completers are those who have received an Alberta High School Diploma, an Alberta High School Equivalency Diploma or a Certificate of High School Achievement for completing Knowledge and Employability courses and the certificate requirements.

Non-credentialed completers refers to those students who leave school without one of the above credentials but who have earned credits in high school courses that enable them to continue into post-secondary or apprenticeship programs within three, four, or five years of starting Grade 10.

The tracking of Grade 10 Alberta students excludes some students, such as those identified as having a severe or moderate cognitive disability or a severe multiple disability.

MEASURING UP	141

Post-secondary Transition

Source: Ministry of Education

Note(s): The high school to post-secondary transition rate reports the percentages of Alberta students in public, separate, Francophone, charter, and accredited private schools who made the transition to post-secondary education, including apprenticeships, within six years of entering Grade 10. The High School to Post-secondary Transition Rate is calculated by dividing the number of students who enter post-secondary programs by the number of students in the Grade 10 cohort, adjusted for attrition. Students from the Grade 10 cohort are counted as in-province post-secondary attenders if they are registered in a post-secondary-level program at an Alberta post-secondary institution or if they are registered in an apprenticeship program in Alberta.

Students are considered to have entered the post-secondary system if they attend a credit program, part-time or full-time, in a publicly-funded Alberta post-secondary institution. Information on post-secondary enrolments incorporates post-secondary Classification of Instructional Programs coding to better identify students enrolled in programs not deemed to be post-secondary level (e.g. academic upgrading). Students in these kinds of programs are not considered transitioners for the purpose of this measure.

A student is considered to have entered the post-secondary system if the student has registered in an apprenticeship program. A student registered in the Registered Apprenticeship Program (RAP) is not considered to have entered the post-secondary system as students in RAP are high school students. The Alberta Student Number is used to match students from the Grade 10 cohort with the apprentices in the Apprenticeship, Trade and Occupation Management System, Alberta Advanced Education’s apprenticeship information system.

Students identified as attending both a post-secondary institution and having registered in an apprenticeship program are reported as attending a post-secondary institution. Alberta Education does not specifically track Alberta students who participate in post-secondary programs outside of Alberta. An estimate of the number of students who have left the province to pursue post-secondary education is therefore factored into the High School to Post- Secondary Transition Rate.

Literacy

Source: Ministry of Education

Note(s): This measure reports the percentage of students who achieve the acceptable standard on language arts diploma examinations. Students who achieve the acceptable standard have developed the foundational skills needed to become literate adults. The language arts measure is an average of the results in the following four subjects, weighted by the total number of individuals that wrote each of the exams: English Language Arts 30-1; English Language Arts 30-2; French Language Arts 30-1; and Français 30-1.

Results on diploma examinations show how well Alberta students in public, separate, Francophone, charter and accredited private schools are meeting provincial expectations as outlined in the programs of study. Examination items are developed and standards are established by committees of teachers.

142	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

The examination design is vetted through committees of stakeholders and by a standard-setting committee of teachers.

A test equating initiative has been phased in for the diploma examination program so that over time examinations are consistent and the results are comparable.

Diploma examination results are reported in relation to the acceptable standard and the standard of excellence. Students achieving the acceptable standard demonstrate that they have met the basic requirements of the course. A mark of 50 per cent on the examination represents the acceptable standard in a diploma examination course. A mark of 80 per cent on the examination represents the standard of excellence and indicates the student has demonstrated performance significantly beyond the minimum requirements of the course.

Data for the current year (2017-18) are not available until October 2018.

Sponsored Research Revenue

Source: Comprehensive Academic Research Institutions, collected by Economic Development and Trade

Note(s): Sponsored research revenue data are collected directly from the Comprehensive Academic and Research Institutions (CARIs). The CARIs submit the data using a template and guidelines which outline the information required and specific instructions regarding how the revenue should be reported. The guidelines provided to the CARIs by Economic Development and Trade were developed to augment the guidelines in place for corresponding annual reporting submissions by the CARIs to the Canadian Association of University Business Officers (CAUBO) to report on Total Sponsored Research Revenue at Alberta universities. CARIs are required to follow the CAUBO reporting guidelines for the appropriate year. The CARIs derive the data from audited financial statements and supplementary schedules. The reported data is compiled and analyzed by EDT in the Research Funding at Alberta’s Comprehensive Academic and Research Institutions report.

Unplanned Readmissions of Mental Health Patients

Source: Canadian Institute for Health Information (CIHI); Alberta Health Services, Provincial Inpatient Database (DAD)

Note(s): The unit of analysis is an inpatient encounter within a single acute inpatient facility. Discharges to transfer between acute inpatient facilities are excluded although the discharge from the final facility after transfers would be included. Readmission rates are attributed to the quarter in which a patient is originally discharged from an acute care hospital. This requires that patients be tracked for 30 days after the end of the quarter to allow sufficient time from the date of initial discharge to determine whether a readmission will occur. Readmission rate reporting always lags by a quarter for this reason.

The Crude Readmission Rate equals the number of discharged patients readmitted to any acute hospital in Alberta as selected mental illness within

MEASURING UP	143

30 days of index discharge, divided by the number of index discharges with most responsible diagnosis (MRDx) as selected mental illness multiplied by 100.

The Risk Adjusted Rate equals the number of observed cases divided by the number of expected cases, multiplied by the Canadian Crude Readmission Rate:

∎	The Canadian Crude Readmission Rate is provided by CIHI.

∎	The observed number of cases is the actual count of readmissions to a hospital.

∎	The expected number of cases is based on the sum of the probabilities of readmissions to a hospital. Coefficients from CIHI used for calculating the probability of readmissions were from logistic regression models on the following independent variables – age, sex, multiple previous admissions for a selected mental illness (two or more) during the past 12 months, discharges against medical advice, substance abuse related disorder, schizophrenia, anxiety disorder, and personality disorder.

Access to Primary Care through Primary Care Networks

Source: Ministry of Health, Alberta Health Care Insurance Plan Statistical Supplement, 2016-17; Claims Assessment System (CLASS)

Note(s): This measure is defined as the percentage of Albertans informally enrolled in a primary care network (PCN) as at March 31 of a given year.

The percentage of Albertans enrolled in a PCN equals the total number of Albertans informally enrolled in a PCN in a given year (April 1 to March 31), divided by the total population covered by the Alberta Health Care Insurance Plan as at March 31 in the same year, multiplied by 100.

The numerator is the total number of patients enrolled in a PCN in a given year as reported in Table 2.29 Primary Care Networks: Distribution of Primary Care Providers, Number of Patients, and Total Payments by Alberta Health Services Geographic Zone for the Service Year April 1, 2016 to March 31, 2017, Alberta Health Care Insurance Plan Statistical Supplement. Patients are considered to be enrolled in a PCN if they are assigned to a physician/nurse practitioner/pediatrician registered to a PCN. The number of patients enrolled in a PCN is calculated by the payments issued to the program, which is associated with the providers within the PCN. The payments to the PCN are identified by the payments the providers receive through the Claims Assessment System (CLASS). CLASS is an application that collects and processes claims transactions for physicians from multiple disciplines and provides information on compensation for physician services.

The denominator is the number of people with an Alberta Personal Health Number that are registered and covered under the Alberta Health Care Insurance Plan as at March 31 of a given year. This number is reported in Table 1.1 of the Alberta Health Care Insurance Plan Statistical Supplement.

144	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Access to Continuing Care Spaces

Source: Alberta Health Services; data are extracted from Meditech and Stratahealth Pathways

Note(s): This measure is defined as the percentage of clients admitted to a Continuing Care Living Option (Designated Supportive Living or Long-term Care) within 30 days of the assessed and approved date.

Continuing Care Living Option (CCLO) refers to the level of care in a publicly funded resident accommodation that provides health and support services appropriate to meet the client’s assessed unmet needs (i.e., Designated Supportive Living Level 3 or 4, 4-Dementia or Long-term Care).

Assessed and Approved date refers to the date the client is placed on the waitlist for a Continuing Care Living Option following the completion of the assessment and approval process.

The percentage of clients placed in continuing care within 30 days of being assessed equals the number of individuals admitted to a CCLO within 30 days of their assessed and approved date, divided by the total number of individuals admitted to a CCLO during the response period, multiplied by 100.

Influenza Immunization

Source: Alberta Health; Alberta Health Services (AHS); Indigenous Services Canada

Note(s): Numerator: Number of individuals immunized by age category: AHS zones; Alberta Health’s weekly pharmacists data; First Nations and Inuit Health Branch, Indigenous Services Canada – Alberta Region.

Denominator: For seniors and children, the denominator is the ministry’s population estimates, based on mid-year (June 30) registration population estimates. For residents of long-term care facilities, the denominator is the number of residents as of December 15 of the current year.

Seniors aged 65 and over: Immunization rate equals the number of seniors aged 65 years and over who received one dose of the influenza vaccine, divided by the mid-year population estimate of age category, multiplied by 100.

Children aged 6 to 23 months: Immunization rate equals the number of children aged six months to 23 months who received dose 2 of 2 doses, or an annual dose of the influenza vaccine, divided by the mid-year population estimate of age category, multiplied by 100. (Children aged six months to 23 months who require two doses of the influenza vaccine will only be included if they have received two doses during the current season up to and including April 30 of the current year.

Residents of long-term care facilities: Immunization rate equals the number of residents in long-term care facilities on December 15, 2017, who had received the vaccine between October 1, 2017, and December 15, 2017, divided by the number of residents in long-term care facilities on December 15, 2017, multiplied by 100. (It is necessary to define the immunization rate for residents of long-term care facilities in this way due to the high turnover

MEASURING UP	145

in this population. Otherwise, the result would be an immunization rate over 100 per cent).

Data are representative of all doses administered up until April 2, 2018, and are collected during the influenza season, when the influenza vaccine is administered, which is typically from October 1 to March each year. However, there may be immunization events that fall outside this range depending on how long the influenza virus circulates in Alberta and which are not included in the immunization rate data. Data is aggregated by each zone and sent centrally for inclusion into the provincial AHS report. It includes all immunizations delivered by AHS, community providers including, but not limited to, physician offices, pharmacists, occupational health service providers, long-term care, acute care, student health services at post-secondary institutions and First Nations and Inuit Health Branch of Indigenous Services Canada. First Nations people living on-reserve are included; immunization data is manually collected in each zone by AHS.

Family Enhancement and Child Protection Services

Source: Child Intervention Case Information Online (CICIO) system, Ministry of Children’s Services

Note(s): This measure describes the proportion of children and youth with a new child intervention file who did not have a file closure in the previous 12 months. This includes children and youth in and out of care. A child intervention file closure refers to the conclusion of either Family Enhancement or of Child Protection supports. The measure result is determined by consulting the Child Intervention Case Information Online (CICIO) system to assess whether children and youth who opened a file with child intervention in a fiscal year had a previous child intervention file closure (i.e., the conclusion of services from a not in care or in care legal authority) in the last 12 months. The new service does not have to be related to the previous reason for service.

The percentage is determined by dividing the number of children who opened a file with Child Intervention (never had a file or involvement was more than 12 months ago) and did not have a previous closure within the last 12 months by the total number of children who opened a file with Child Intervention during the fiscal year, April 1, 2017 to March 31, 2018.

Family Violence and Bullying Awareness

Source: The Albertans’ Perceptions of Bullying, Family Violence and Elder Abuse Survey by Advanis Research and the Ministry of Community and Social Services

Note(s): The calculation of results for this measure is based on the percentage of respondents to the Albertans’ Perceptions of Bullying, Family Violence and Elder Abuse Survey related to exposure to information on family violence and bullying prevention in the past 12 months and to what extent this information enabled respondents to feel better able to help in a family violence or bullying situation. If respondents indicated yes, then they were asked if, based on what they read, saw or heard, would they strongly agree, agree, disagree or strongly disagree that they were better able to help in a family violence situation or

146	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

bullying situation. Respondents were considered to be better able to help if they responded Agree or Strongly Agree.

The survey is administered every two years. The region sample stratification included six regions: Edmonton, Calgary, small cities north, small cities south, rural north and rural south to ensure representation across the province. In 2018 web and telephone interviewing was conducted between March 14 and 29. The sample size for the survey was 1,603 Albertans aged 18 years or older. The results are considered accurate to within ±2.7 percentage points, 19 times out of 20, of what they would have been, had the entire population of Albertans 18 years or older been polled. Introduced in the 2016 survey, the Elder Abuse section results identifies 411 surveys completed by Albertans aged 65+ via web and 320 via computer aided telephone interviewing.

Indigenous Children in Care

Source: Ministry of Children’s Services Child Intervention Case Information Online (CICIO) system

Note(s): This measure looks at the placement of Indigenous children in foster or kinship care homes where the foster or kinship family has an Indigenous background. A foster or kinship care family is determined to be Indigenous if the home is denoted as Indigenous or the caregiver’s self- reported racial origin is identified as Indigenous in the Child Intervention Case Information Online (CICIO) system.

Results are calculated from April 1, 2017 to March 31, 2018 by dividing the number of Indigenous children in foster/kinship care placed with Indigenous families by the total number of Indigenous children in foster/kinship care, multiplied by 100.

Ministry staff, including caregivers, supervisors and support staff from Child Intervention Regions and Delegated First Nation Agencies (DFNAs), use CICIO to record case management information about the children and families. Data is extracted from a live data source, and is subject to change as more information is entered into the system.

Family Support for Children with Disabilities Program

Source: Family Support for Children with Disabilities Survey conducted by Advanis and the Ministry of Community and Social Services

Note(s): The results for this measure were obtained through a survey of all families with an active agreement on September 30, 2016. A contracted survey provider (Advanis for 2016-17) was retained to conduct the Family Support for Children with Disabilities (FSCD) survey. The survey was completed by 1,979 of the total 8,370 eligible families who had accessed or received services through the FSCD program for a response rate of 23.6 per cent. The overall margin of error for the survey results was +/- 1.9 per cent, 19 times out of 20.

Respondents were notified of the survey by letter and were given approximately two weeks to complete the survey online, request a paper copy or call a toll-free number to complete the survey by telephone interview. Following this two-week

MEASURING UP	147

period, respondents who had not yet completed the survey were contacted by telephone and invited to participate. The online survey was available for completion between October 26 and December 12, 2016. The survey was hosted on the Advanis’ web server to maintain confidential responses. Data collection for the telephone survey was conducted between November 21 and December 12, 2016.

The exact wording of the question used in the survey was as follows: How much do you agree that the services provided to you by the FSCD program have had a positive impact on your family? The possible answers for a respondent to select were Strongly Agree; Agree; Disagree; and Strongly Disagree. The calculated result combined the two responses Strongly Agree and Agree.

International Literacy (15 years old)

Source: Council of Ministers of Education, Canada

Note(s): The Programme for International Student Assessment (PISA) seeks to measure the extent to which youth, at age 15, have acquired some of the knowledge and skills that are essential for full participation in modern societies. Member countries of the Organisation for Economic Co-operation and Development, along with partner countries and economies, developed PISA to improve their understanding of what makes young people – and education systems as a whole – successful. The project reports on reading, mathematical and scientific literacy every three years. Reading literacy is defined as an individual’s capacity to understand, use, reflect on and engage with written texts, in order to achieve one’s goals, to develop one’s knowledge and potential, and participate in society.

One method to summarize student performance and to compare the relative standing of countries or provinces is by examining their average test scores. However, ranking countries and provinces simply based on their average scores can be misleading because there is a margin of error always associated with each score. Instead, ranges of scores, called confidence intervals, that take such a margin of error into account, must be used in order to identify whether statistically significant differences in average scores exist when comparing countries and provinces or comparing achievement over time.

Post-secondary Education

Source: Statistics Canada, Labour Force Survey

Note(s): The data for this indicator is obtained from a custom tabulation performed by Statistics Canada based on the information collected by its Labour Force Survey (LFS). LFS is a monthly household survey of a sample of individuals. The target population is the non-institutionalized population 15 years of age and over. Recently, the monthly LFS sample size has been approximately 5,690 households for Alberta.

The post-secondary education participants are identified by using the following questions from the LFS: “Last week, was … attending a school, college or university?”; “Was he/she enrolled as a full-time or part-time student?”; “What kind of school was this?”. Responses that indicate attending a university, college

148	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

or other post-secondary institution at the time of interview are used to calculate the performance indicator results.

The percentage of Albertans aged 18–34 participating in post-secondary education is calculated by dividing the estimated number of individuals aged 18–34 who report attending a university, college or other post-secondary institution in Alberta (numerator) by the estimated number of Albertans aged 18–34 (denominator), based on the Alberta sample. The sample data are weighted to enable tabulation of estimates at the provincial level of aggregation.

In order to account for the fact that many post-secondary students attend school during the fall and winter semesters while working during the summer, the calculation for this indicator uses an 8-month average (January–April and September–December).

The 18–34 age group represents the majority of the learners participating in post-secondary education; however, it does not capture all learners in the post-secondary system. For example, the data includes students (including international students and students studying outside of Alberta) whose primary residence is in Alberta during their studies but does not include individuals who live on reserves and other Indigenous settlements or those who study only between May and August.

Health Expenditures

Source: Canadian Institute of Health Information (CIHI), National Health Expenditure Trends (NHEX), 1975 to 2017

Note(s): Per capita expenditures measures total Alberta provincial government health expenditures divided by total population. The total provincial government health expenditures includes spending by the Ministry of Health and health-related spending by other government departments and agencies, as compiled by the Canadian Institute for Health Information (CIHI).

Data is extracted annually from provincial/territorial government public accounts. Programs and/or program items are classified into health expenditure categories according to accepted and standardized methods and definitions used in estimating national health expenditure. Data from the public accounts is supplemented with information from provincial/territorial government department annual reports and annual statistical reports when available, as well as information provided by provincial/territorial government department officials. As part of the preparation of the NHEX report, CIHI’s estimates of provincial/territorial government health expenditures were submitted to provincial/territorial departments of health for review.

Adjustments for regional health authority and/or hospital deficits or surpluses are not made in NHEX unless the provincial government assumes them. If deficits or surpluses are assumed by the provincial government, they are allocated to the years when the regional health authority and/or hospitals accumulated them.

To obtain per capita provincial government health expenditure, the provincial government health expenditure is divided by population estimates from the Demography Division of Statistics Canada.

MEASURING UP	149

Life Expectancy at Birth

Source: Alberta Health Care Insurance Plan; Alberta Health Postal Code Translator File; Alberta Vital Statistics Death File; First Nations Status Registry

Note(s): Life expectancy is calculated using the commonly-used “period” life table methodology. A detailed description of the methodology used to convert age-sex specific mortality rates into life expectancy at birth can be found in Appendix 3 of Alberta Health’s Chronic Disease Projections Methodology, 2008, https://open.alberta.ca/publications/9780778566175.

Population data excludes members of the Canadian Armed Forces, members of the Royal Canadian Mounted Police, inmates in federal penitentiaries, and those who have opted out of the Alberta Health Care Insurance Plan.

Awareness of Elder Abuse

Source: Ministry of Seniors and Housing Elder Abuse Training Session Surveys

Note(s): The data for this indicator is updated by the coordinator after every Taking Action Against Elder Abuse training session. Participants are given a pre and post-session survey to determine their level of knowledge and skills with respect to elder abuse before and after training. Questions are related to ability to identify elder abuse, and knowledge of topics including: protective laws and tools, myths and biases of aging, broad context of elder abuse, ability to respond, how to make referrals, vulnerability and contributing factors for victims and perpetrators, skills and understanding to reconnect, resources and community response models, and self-care. The number of individuals who have increased knowledge is calculated as a percentage of the total number of respondents. This is based on all training sessions performed in a given fiscal year (April 1 to March 31).

Child Intervention Services as a Percentage of the Child Population

Source: Ministry of Children’s Services Child Intervention Case Information Online (CICIO) system and Statistics Canada CANSIM (database) Table 051-0001 – Estimates of Population, by age group and sex

Note(s): The reported number of children receiving child intervention services is subject to change as source information is entered into the system. Data for 2017 is current as of May 11, 2018.

Only children and youth whose file closure occurred prior to their 18th birthday are included.

This indicator describes the percentage of children and youth, ages 0–17 years, receiving child intervention services as a proportion of the total child population in Alberta. The Child Intervention Case Information Online (CICIO) system identifies how many unique children and youth had an open child intervention legal authority at any point during the calendar year. Tracking the number of children receiving services can help the ministry plan and prepare resources to address caseload demands.

150	GOVERNMENT OF ALBERTA 2017–18 ANNUAL REPORT

Core Housing Needs

Source: Canadian CMHC Table: Characteristics of Households in Core Housing Need, Canada, Provinces, Territories and Metropolitan Areas, 2001, 2006, 2011

Note(s): Core housing need describes households living in dwellings considered inadequate in condition, not suitable in size, and unaffordable. Housing is defined as adequate when it does not require major repairs according to its residents. Housing is considered suitable when it has enough bedrooms for the size and make-up of resident households, according to the National Occupancy Standard (NOS). And finally, housing is deemed affordable when its shelter costs represent less than 30 per cent of before-tax household income. A household is in core housing need if its housing is unsuitable, inadequate or unaffordable, and if its income is such that it cannot afford alternative housing in the local market.

MEASURING UP	151

BLANK PAGE

152